    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997


                                                      REGISTRATION NO. 333-33767
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            WHITE CAP HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                       84-1380403                         5082
(STATE OR OTHER JURISDICTION OF         (I.R.S. EMPLOYER          (PRIMARY STANDARD INDUSTRIAL
 INCORPORATION OR ORGANIZATION)       IDENTIFICATION NO.)         CLASSIFICATION CODE NUMBER)

                               3120 AIRWAY AVENUE
                                 P.O. BOX 1770
                          COSTA MESA, CALIFORNIA 92626
                            TELEPHONE: 714-850-0900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MR. GREG GROSCH
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               3120 AIRWAY AVENUE
                                 P.O. BOX 1770
                          COSTA MESA, CALIFORNIA 92626
                            TELEPHONE: 714-850-0900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              LANCE C. BALK, ESQ.                        PHILIP E. COVIELLO, JR., ESQ.
                KIRKLAND & ELLIS                                LATHAM & WATKINS
              153 EAST 53RD STREET                        885 THIRD AVENUE, SUITE 1000
            NEW YORK, NEW YORK 10022                        NEW YORK, NEW YORK 10022
            TELEPHONE: 212-446-4800                         TELEPHONE: 212-906-1200
             TELECOPY: 212-446-4900                          TELECOPY: 212-751-4864

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 17, 1997


PROSPECTUS
               , 1997

                                4,000,000 SHARES

                          [WHITE CAP INDUSTRIES LOGO]
                       [WHITE CAP INDUSTRIES COLOR LOGO]

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock, par value $0.01 per share ("Common Stock"), of White Cap Industries, Inc. ("White Cap" or the "Company") offered hereby are being offered (the "Offering") by the Company.

     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.


     The Company's application to have the Common Stock quoted on the Nasdaq National Market ("Nasdaq") under the trading symbol "WHCP" has been approved.


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                                               UNDERWRITING
                                             PRICE TO THE      DISCOUNTS AND    PROCEEDS TO THE
                                                PUBLIC        COMMISSIONS(1)      COMPANY(2)
------------------------------------------------------------------------------------------------
Per Share.................................         $                 $                 $
------------------------------------------------------------------------------------------------
Total(3)..................................         $                 $                 $
================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting estimated expenses payable by the Company of $1,250,000.


(3) The Company and certain stockholders of the Company have granted the Underwriters a 30-day option to purchase up to an aggregate of 600,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and the
    proceeds to the such stockholders will be $          , $          ,
    $          and $          , respectively. See "Principal Stockholders" and
    "Underwriting."

                            -----------------------------

     The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about             , 1997.


DONALDSON, LUFKIN & JENRETTE                      BANCAMERICA ROBERTSON STEPHENS

       SECURITIES CORPORATION

                [PHOTOS OF COMPANY'S PRODUCTS AND/OR FACILITIES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Prospectus. References in this Prospectus to the Company shall, as the context requires, refer to White Cap Industries, Inc. (formerly known as White Cap Holdings, Inc.), together with its wholly-owned subsidiary, White Cap Industries, Corp. (formerly known as White Cap Industries, Inc.) ("WCI"), and their respective predecessors, and references to "pro forma" or "pro forma basis" mean the application of the pro forma adjustments described under "Unaudited Pro Forma Combined Financial Data." Except where otherwise indicated, the information in this Prospectus(i) assumes that the over-allotment option granted to the Underwriters is not exercised and (ii) has been adjusted to reflect the conversion of all outstanding shares of the Company's Series A-1 and Series A-2 to Common Stock and a 1.74-for-1 stock split of the Common Stock which will be effected immediately prior to the consummation of the Offering. All references to years, unless otherwise noted, refer to the Company's fiscal year, which, prior to January 1, 1996 ended on December 31 of each year and since such date ends on March 31 of each year.

                                  THE COMPANY

     White Cap is one of the leading business to business retailers to professional contractors in the Western United States. The Company offers over 25,000 stock keeping units ("SKUs") of specialty tools and materials oriented to professional contractors ("pro-oriented"). The Company markets its products through 20 branch locations, its highly experienced outside sales force and through the strategic distribution of its in-stock catalogs. The Company has achieved substantial growth by acquiring leading contractor suppliers in new and existing markets, expanding product offerings and opening new branch locations. Since 1987, White Cap's net sales have increased at a compounded annual growth rate of 23%, resulting from (i) acquisitions, (ii) same store sales growth, which averaged 17% over the past four years, and (iii) new branch openings. The Company's active customer base (customers that have purchased at least one item on open credit during a given period) has grown from approximately 7,000 in 1994 to approximately 16,000 for the pro forma fiscal year ended March 31, 1997. For the fiscal year ended March 31, 1997, the Company had pro forma net sales of approximately $165 million.

     The Company operates in a highly fragmented, multi-billion dollar industry. Management believes that small, regional contractor suppliers, with sales of less than $50 million, supply over two-thirds of the pro-contractor market. With pro forma fiscal 1997 net sales of approximately $165 million, the Company believes it is one of the largest suppliers to its market niche nationwide. The Company targets medium- and large-sized professional contractors, including professional concrete, framing, waterproofing, landscaping, grading, electrical, mechanical and general contractors.

     The Company sells a wide variety of pro-oriented products, including construction materials, hand tools, fasteners, structural connectors, power tools, light construction equipment, steel reinforcing bar (rebar), bulk and collated gun nails and specialty cementatious products. In addition, at certain branches the Company provides rental services on selected items such as brackets and braces used in the construction of concrete "tilt-up" buildings, power tools and miscellaneous light construction equipment. The Company's products are used by professional contractors in new construction, maintenance and repair projects.

     The Company believes that it has developed a business model that differs substantially from that of traditional contractor suppliers and large home center retailers. The model is based on offering the Company's customers superior customer service and convenient "one-stop" shopping at its branch locations. Unlike traditional contractor suppliers, who typically fill orders from warehouses not accessible to customers, the Company encourages customers to shop at its branches where they can browse through the warehouse aisles and adjacent outdoor yards. The Company's prototypical store format consists of approximately 15,000 to 20,000 square feet of interior floor space with an adjacent outdoor yard of approximately equal square footage. The Company's focus on merchandising exposes customers to a wide range of product offerings and promotes significant add-on sales. As a result, approximately 60% of the Company's net sales are generated from "walk-in" and "will call" business. Customers can also select items from the Company's in-stock catalogs, distributed to approximately 40,000 professional contractors, listing over 11,000 of the best selling SKUs maintained in stock. Customers can order products by phone, fax, at a sales branch or through the outside sales force. The Company's highly experienced sales force maintains frequent customer contact, providing pro-oriented services on and off the job-site. Through its high in-stock position and sophisticated inventory management systems, the Company is able to fulfill approximately 95% of the items included in each customer order and provide same-day or next-day delivery.

GROWTH STRATEGY

     In order to capitalize on its unique business model and the fragmented professional contractor supply industry, the Company has initiated an aggressive growth strategy consisting of: (i) pursuing acquisitions of leading contractor suppliers in new and existing markets; (ii) increasing market share within existing markets; (iii) expanding product offerings; and (iv) opening new branch locations. The key elements of the Company's growth strategy are as follows:

          Strategic Acquisitions. The Company seeks to acquire leading contractor suppliers in existing and new markets that will provide: geographic diversification, product line expansion, an established customer base of medium- and large-sized pro-contractors and a direct sales force. The Company seeks to consolidate the operations of acquired companies and eliminate duplicative overhead expense. White Cap has established a successful track record for identifying and integrating acquisitions. Since February 1997, the Company has completed three acquisitions, A-Y Supply, Inc. ("A-Y Supply"), Stop Supply, Inc. ("Stop Supply") and Viking Distributing Company, Inc. ("Viking Distributing"), thereby strengthening its position as a market leader in the markets it serves and adding approximately $63 million to pro forma fiscal 1997 net sales. The Company believes that there are numerous attractive acquisition opportunities and that the Company's established reputation as an industry leader, access to capital, sophisticated management information systems and operating expertise provide it with competitive advantages in making acquisitions.

          Increased Market Share. The Company believes that its position as one of the largest suppliers in its market niche, combined with its reputation for providing superior customer service and a wide range of pro-oriented product offerings, will enable the Company to increase its market share. White Cap's direct sales force utilizes industry databases to continuously prospect for new customers and new projects. The Company also works closely with its suppliers and with licensed architects and engineers to ensure that the specialty product lines it carries are specified on projects. This effort focuses on targeting medium-and large-sized professional contractors engaged in construction projects throughout the Western United States. The Company believes its increased geographical presence will allow its customers to consolidate their purchases with White Cap.

          Expanded Product Offerings. The Company believes there are significant opportunities to expand its product offerings by distributing profitable specialty product lines sold by acquired companies but not previously offered at White Cap locations. As a result of its three most recent acquisitions, the Company anticipates that it will introduce at its Southern California locations approximately 3,500 new SKUs. As an example, the Company expects to expand A-Y Supply's rental business of brackets and braces used in the construction of concrete "tilt-up" buildings, as well as the sale of related products and accessories at certain of the Company's other branches. The Company also intends to expand the product offerings at its newly acquired branches by introducing approximately 2,500 new SKUs which have proven successful at White Cap. The Company has introduced the Simpson Strong-Tie line of structural connectors and fasteners to the A-Y Supply branches and has expanded the offering of the Simpson Strong-Tie products carried at the Viking Distributing branches. The Company anticipates regularly adding new products to expand its existing offerings and creating new product categories.

          New Branch Openings. The Company continues to evaluate opportunities to open new branch locations where it can service new customers and provide better service to its existing customer base. Pursuant to this strategy, the Company has opened three branch locations since 1994. These strategic branch openings in Las Vegas, Phoenix and Denver targeted high growth markets where management believed the Company could capture significant market share or further its acquisition strategy by having a competitive presence in the marketplace.

                                  THE OFFERING

Offering......................  4,000,000 shares
Common Stock to be outstanding
  after the Offering..........  10,294,028 shares(a)
Use of Proceeds...............  To repay (together with borrowings under the Credit
                                Agreement) outstanding indebtedness, redeem Senior
                                Redeemable Preferred Stock and pay accrued dividends on such stock and on the Company's Convertible Preferred Stock. See
                                "Use of Proceeds."
Proposed Nasdaq Trading
  Symbol......................  WHCP

---------------

(a) Excludes (i) 517,819 shares issuable upon the exercise of unvested options currently held by certain employees of the Company and (ii) 104,400 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by the former owners of Viking Distributing which are subject to a repurchase right by the Company if certain performance targets are not achieved for the Northern California operations of the Company. Includes: (i) currently exercisable warrants to acquire 1,176,184 shares of Common Stock held by certain stockholders; (ii) 39,215 shares issuable to the former shareholders of A-Y Supply upon conversion of a subordinated convertible promissory note, which number is determined by dividing $500,000 by 75% of the midpoint of the range of the initial public offering price per share; (iii) 19,607 shares issuable to the former owners of Stop Supply upon exercise of a warrant, which number is determined by dividing $250,000 by 75% of the midpoint of the range of the initial public offering price per share; (iv) 129,454 shares issuable upon the exercise of vested options currently held by certain employees of the Company; and (v) 91,534 shares of restricted stock awarded to management which are not yet vested. See
    "Management -- 1997 Incentive and Stock Option Plan" and "Principal and Selling Stockholders."

     The Company was incorporated in Delaware in November 1996 and acquired all of the outstanding stock of WCI on February 28, 1997. The Company's principal executive offices are located at 3120 Airway Avenue, Costa Mesa, California, 92626, telephone (714) 850-0900.

          SUMMARY FINANCIAL INFORMATION, OPERATING DATA AND UNAUDITED
                        PRO FORMA FINANCIAL INFORMATION

     The summary consolidated results of operations data set forth below for the years ended December 31, 1994 and 1995 and March 31, 1997 and the three months ended March 31, 1996 are derived from the Company's consolidated financial statements included elsewhere in this Prospectus; the summary consolidated balance sheet data as of June 30, 1997 and the summary consolidated results of operations data for the three months ended June 30, 1996 and 1997 are derived from the Company's interim consolidated financial statements included elsewhere in the Prospectus; the summary consolidated balance sheet data as of June 30, 1996 is derived from the Company's interim consolidated financial statements not included herein. The summary unaudited pro forma data for the fiscal year ended March 31, 1997 and for the three months ended June 30, 1997 is derived from the Unaudited Pro Forma Combined Financial Data included elsewhere in this Prospectus. The Unaudited Pro Forma Combined Financial Data do not purport to represent what the Company's results of operations actually would have been if the transactions referred therein had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Company's business is seasonal and interim results are not necessarily indicative of the results obtainable by the Company for a full fiscal year or any other interim period. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial and Operating Data," "Unaudited Pro Forma Combined Financial Data" and the financial statements of the Company, of Viking Distributing and of A-Y Supply and related notes thereto (collectively, the "Financial Statements") included elsewhere in this Prospectus.

                                                   THREE                                    THREE
                                YEAR ENDED        MONTHS        FISCAL YEAR ENDED           MONTHS       THREE MONTHS ENDED JUNE
                               DECEMBER 31,        ENDED          MARCH 31, 1997            ENDED                30, 1997
                             -----------------   MARCH 31,   ------------------------      JUNE 30,      ------------------------
                              1994      1995       1996        ACTUAL      PRO FORMA         1996          ACTUAL      PRO FORMA
                             -------   -------   ---------   ----------   -----------   --------------   ----------   -----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA(a):
  Net sales................  $69,508   $77,840    $19,511    $  101,770   $   164,873      $ 23,509      $   37,311   $    46,831
  Gross profit.............   20,088    23,879      5,884        32,030        52,121         7,517          11,463        14,558
  Income from operations...    2,170     3,362        214         4,655         9,250         1,282           2,040         2,598
  Income tax provision
    (benefit)(b)...........       30        40         --          (414)        3,396             9             318           966
  Net income (loss)........    1,318     1,937       (228)        2,796         4,886           849             403         1,389
  Pro forma net income.....                                       1,405(c)         n/a                          n/a           n/a
  Pro forma net income per
    common equivalent
    share..................                                  $     0.19   $      0.43                    $     0.03   $      0.12
                                                             ==========   ===========                    ==========   ===========
  Pro forma weighted
    average common
    equivalent shares
    outstanding............                                   7,284,332    11,284,332(d)                  7,398,112    11,398,112(d)
                                                             ==========   ===========                    ==========   ===========
SELECTED OPERATING DATA:
  Branch locations.........       10        12         12            17            20            12              20            20
  Percentage change in
    comparable store
    sales..................     35.6%      6.1%       9.9%         15.3%         17.5%         13.6%           18.6%         16.2%
  Number of SKUs sold
    during period..........   10,787    11,223      9,346        15,765        26,265         9,521          10,830        20,448
  Active customers.........    7,023     8,735      6,892(e)     12,288        15,898         7,076(e)        8,640(e)     10,841(e)


                                                                                                  At June 30, 1997
                                                                                               -----------------------
                                                                                                               AS
                                                                                               ACTUAL      ADJUSTED(f)
                                                                                               -------     -----------
BALANCE SHEET DATA:
  Working capital..........................................................................    $24,727       $30,496
  Total assets.............................................................................     90,642        93,377
  Long-term debt, net......................................................................     60,382        10,663
  Total stockholders' equity (deficit).....................................................     (2,766)       54,255(g)


------------
(a) The Company changed its fiscal year end to March 31, effective March 31, 1996.

(b) Reflects S Corporation status until February 28, 1997, when the Company converted to C Corporation status and recorded a tax benefit of approximately $500,000 to establish net deferred tax assets. However, the March 31, 1997 pro forma income tax expense provision is presented as if the Company was a C Corporation for the entire fiscal year.

(c) Reflects C Corporation status for the entire fiscal year.

(d) Includes 621,353 shares deemed issued in connection with the Recapitalization (as defined). See Note 2 to the Company's consolidated financial statements.

(e) Represents customers that have purchased at least one item on open credit during the specified three month period.

(f) Adjusted to give effect to the Offering and the application of the net proceeds thereof and contemplated borrowings under the Credit Agreement (as defined).


(g) As adjusted includes the recording of interest expense of $167,000 related to the conversion of the $500,000 of subordinated debt due the former owners of A-Y Supply at a 75% discount to the proposed offering price, prepayment penalties of approximately $7.8 million, approximately $800,000 in compensation expense related to the acceleration of an employee bonus, and the write off of deferred financing costs of approximately $1.2 million, net of income tax benefits of approximately $4.1 million.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

RISKS RELATED TO COMPANY'S ACQUISITION STRATEGY

     In furtherance of the Company's growth strategy, the Company acquired A-Y Supply in February 1997, Stop Supply in May 1997 and Viking Distributing in June 1997. White Cap is still in the process of completing the integration of these acquisitions into the Company. The Company's historical operating results prior to the acquisitions and pro forma results after giving effect to the acquisitions are not necessarily indicative of the Company's future prospects. There can be no assurance that these three acquisitions or any future acquisitions will be successfully integrated into the Company and will achieve the operating results that management expects.

     There can be no assurance that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of the Company's operations as a result of the Company's recent acquisitions. An important part of the Company's plans is to integrate these acquisitions into the Company's operations and business model. There can be no assurance that the Company will be able to integrate these acquisitions or successfully convert them to the Company's business model in a timely manner, without delays and without substantially higher than budgeted costs resulting from the following issues, among others: data conversion, training, data communications, computer hardware obsolescence, reconfiguration of facilities, building permits and independent third party contractors. Once integrated and converted, these acquisitions may not achieve sales, profitability and asset productivity commensurate with the Company's original stores. In addition, acquisitions involve a number of special risks, including adverse short-term effects on the Company's reported operating results, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and the amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance.

     The Company currently finances acquisitions, and intends to finance future acquisitions, by using cash from operations, through borrowings under its credit facilities and, in certain cases, through the issuance of additional equity. The Company will need additional debt or equity financing to continue its acquisition strategy. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, such financing will be available on terms the Company deems acceptable. If the Company does not have sufficient cash resources or availability under the Credit Agreement (as defined) or if the Common Stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept equity as part of the consideration for the sale of their businesses, the Company will be unable to continue its acquisition strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Continued growth by the Company in the future could place strains on the Company's management, operational and financial resources. In the future, the Company will need to continue to develop the management skills of its managers and supervisors and to recruit, train, motivate and manage its employees. The Company's failure to manage growth effectively could have a material adverse effect on the Company's results. See "Business" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

DEPENDENCE ON SYSTEMS

     The Company believes that its computer software programs are an integral part of its business and growth strategies. The Company depends upon its information systems generally to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations and to provide superior service to its customers. While the Company has taken precautions against certain events that could disrupt the operation of its information systems, including implementation of an uninterruptable power source (UPS), a disk drive redundancy feature, third party off site vault data storage and telecommunications rerouting capability, there can be no assurance that such a disruption will not occur. If any such disruption were to occur, it might result in a partial or complete loss of data, customer service disruptions, human resources issues and vendor/supplier disruptions, among other problems, which could have a material adverse effect on the Company's business and results of operation. The Company is exploring whether and to what extent the Company's computer operating systems will be disrupted upon the turn of the century as a result of the widely known dating system flaw inherent in most operating systems (the "Year 2000 Problem"). There can be no assurance that the Company's systems will not be disrupted by the Year 2000 Problem. Any such disruption could have a material adverse effect on the Company's business and results of operations.

COMPETITION

     The industry in which the Company conducts its business is highly competitive. The Company faces competition in all customer categories of the contractor supply industry. In the small- and medium-sized professional contractor categories, the Company competes with traditional contractor suppliers, mail order marketers, small hardware stores and large home center chains. Historically, the large professional contractor has been served by traditional specialty construction supply dealers and distributors. Recently, however, some of the large home center chains have explored competing in this category through in-house sales efforts. Certain existing competitors of the Company have, and future competitors of the Company could have, substantially greater resources, including financial resources, than the Company. There can be no assurance that the Company will continue to compete effectively against existing competitors or new competitors that may enter the markets in which it conducts its business. See "Business -- Industry Overview" and "-- Competition."

GEOGRAPHIC DEPENDENCE; IMPACT OF REGIONAL WEATHER CONDITIONS

     All of the Company's operations are located in the Western United States and all but three branches are located in California and, as a result, are affected by local economic conditions, which are beyond the Company's control. Any recession or period of slow growth in California or the Western United States could have a material adverse effect on the Company.

     In addition, the Company's operations are affected by regional wet or dry weather conditions which are beyond the Company's control. A prolonged or wet winter season can and usually does adversely affect the Company's sales and earnings due to construction delays or inactivity. Unusually dry winters can result in regional water supply shortages resulting in government restrictions on the number and or type of building permits issued which could also adversely affect the Company's sales and earnings. While lower sales in any given quarter resulting from the impact of weather conditions may be recaptured to a certain extent in future periods, no assurances can be given that weather related factors will not adversely affect the Company's sales and earnings in any given fiscal year or reporting period.

FLUCTUATING OPERATING RESULTS

     The Company has experienced in the past and will experience in the future quarterly variations in net sales and net income as a result of many factors, including product cycles of suppliers that are not controlled or influenced by the Company, product availability, supplier relationships, customer relationships, catalog response rates, product mix, past and potential acquisitions, the level of selling, general and administrative expenses, the condition of the construction industry in general and shifts in demand for contractor supplies. The construction industry which the Company supplies is highly sensitive to economic cycles. The Company's planned operating expenditures are based on sales forecasts. If net sales are below expectations in any given quarter, operating results could be materially adversely affected.

     In the contractor supply industry, seasonality generally affects quarterly sales performance. Historically, the Company's quarterly sales in the fourth fiscal quarter (January through March) are lowest and quarterly sales in the second fiscal quarter (July through September) are highest. See
"Business -- Industry Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations; Seasonality."

EFFECTIVE VOTING CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon the completion of the Offering, Greg Grosch, the Company's Chairman, Chief Executive Officer and President, KRG Capital Partners, LLC ("KRG Capital"), Apex Investment Fund, III, L.P. ("Apex"), Bayview Investors, Ltd. ("Bayview"), Argentum Capital Partners, L.P. ("Argentum") and their respective affiliates and certain other of the Company's directors and members of management, consisting of Richard Gagnon, Dan Tsujioka and Chris Lane (who will together own less than 5% of combined voting power of the Company's outstanding voting Common Stock) will beneficially own, if taken together, 58.4% of the combined voting power of the Company's outstanding voting Common Stock (not including unvested options held by certain employees). If the foregoing stockholders were to vote all of their shares of Common Stock in a similar manner, they would effectively have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. Greg Grosch, KRG Capital and certain of its affiliates are parties to a stockholders agreement relating to the voting of the Company's Common Stock, which agreement will take effect upon the closing of the Offering. See "Certain Relationships and Related Transaction -- Stockholders Agreement" and "Principal and Selling Stockholders."

DEPENDENCE OF KEY PERSONNEL AND SKILLED EMPLOYEES

     The Company's continued success depends to a large extent upon the efforts and ability of key managerial and sales employees, including Greg Grosch, its Chairman, President and Chief Executive Officer. The loss of services of certain of these key personnel could have a material adverse effect on the Company's results of operations. The Company maintains a key-man life insurance policy on Mr. Grosch, of which $10 million is currently assigned to the Company's existing lenders. The Company's business also depends upon its ability to continue to attract and retain senior managers, an outside sales force and skilled employees, and failure to do so could adversely affect the Company's results of operations. See "Management."

IMMEDIATE AND SUBSTANTIAL DILUTION


     The Offering will result in immediate and substantial dilution of $14.25 per share of Common Stock to investors purchasing shares of Common Stock (assuming the midpoint of the range of the initial public offering price). See "Dilution."


ANTI-TAKEOVER CONSIDERATIONS

     The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law (the "DGCL") contain certain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. In addition, the Board of Directors will have the authority, without further action by the stockholders, to fix the rights and preferences and issue shares of preferred stock. These provisions, and other provisions of the Company's Certification of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes of control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then-current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock."

RESTRICTIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK

     In the past, the Company has not declared or paid any regular cash or other dividends on the Common Stock and does not expect to pay dividends for the foreseeable future. The Company is a holding company with limited assets and no operations of its own. Consequently, the Company is dependent upon dividends and other advances from WCI as its predominant source of cash flow. The Credit Agreement is expected to contain restrictive covenants that restrain the ability of the Company to pay dividends. If these restrictions are subsequently lifted, any future cash dividends will depend upon the Company's results of operations, financial conditions, cash requirements and other factors. See "Dividend Policy" and "Description of Certain Indebtedness."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to have the Common Stock quoted on Nasdaq, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting." After the Offering, the market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including many which are beyond the control of the Company, such as business performance, general industry trends, news announcements by competitors of the Company or changes in the regulatory environment or in general political, market and economic conditions. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 10,294,028 shares of Common Stock outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. In connection with the Offering, existing stockholders holding in the aggregate 6,118,314 shares (or 59.4% of total outstanding shares) (5,863,314 shares or 55.1% of total outstanding shares if the Underwriters' over-allotment option is exercised in full) have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, and the Company has agreed not to dispose of any shares (other than shares sold by the Company in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent of representatives of the Underwriters. Upon expiration of such 180-day period, all of such shares of Common Stock will be eligible for sale subject to certain volume and other limitations of Rule 144 under the Securities Act applicable to "affiliates" of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

                              RECENT TRANSACTIONS

THE RECAPITALIZATION


     In February 1997, KRG Capital formed the Company, which acquired all of the outstanding stock of WCI from Greg Grosch, the then sole stockholder, Chairman, President and Chief Executive Officer of WCI, through a leveraged recapitalization (the "Recapitalization"). The Company acquired the stock of WCI for: (i) $10 million in cash; (ii) a $1.5 million subordinated note; (iii) 87,000 shares of Common Stock; and (iv) Convertible Preferred Stock which will automatically convert into 2,795,390 shares of Common Stock upon consummation of the Offering. In connection with the Recapitalization, shares of redeemable preferred stock and warrants to purchase Common Stock were purchased by three investment funds. Such shares of redeemable preferred stock will be redeemed upon consummation of the Offering. See "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."


RECENT ACQUISITIONS

     The Company has recently acquired three contractor suppliers for an aggregate purchase price of approximately $37 million. In February 1997, simultaneously with the Recapitalization, the Company acquired 100% of the stock of A-Y Supply, which has stores located in Sacramento, Stockton, San Leandro, Santa Rosa and Fresno, California. A-Y Supply generated net sales of approximately $25.7 million for its fiscal year ended December 31, 1996. The acquisition of A-Y Supply was effective as of January 1, 1997. Effective May 1, 1997, the Company acquired 100% of the stock of Stop Supply, located in Fresno, California. Stop Supply generated net sales of approximately $6.2 million for its fiscal year ended January 31, 1997. In June 1997, the Company acquired 100% of the stock of Viking Distributing, which has stores located in San Francisco, Dublin and San Jose, California. Viking Distributing generated approximately $35.2 million in net sales for its fiscal year ended March 31, 1997.

PROPOSED ACQUISITIONS


     The Company has entered into an agreement to acquire the assets of Burke Concrete Accessories, L.P. ("Burke") for a total purchase price of $8.5 million, subject to working capital adjustments as of the closing date (the "Burke Acquisition"). Burke, with fiscal 1996 revenues of $24.9 million, is a full line distributor of concrete accessories, construction chemicals and rental equipment used in pour-in-place, precast and tilt-up concrete construction, renovation and maintenance. Burke operates nine branch locations in the Western United States (six of which are located in existing White Cap markets and three of which are located in the Pacific Northwest). In addition, the Company has entered into a letter of intent to acquire the stock of a one-branch contractor supplier, with fiscal 1996 revenues of $5.4 million, which specializes in braces, inserts and accessories for tilt-up concrete construction (together with the Burke Acquisition, the "Proposed Acquisitions"). Completion of the Proposed Acquisitions is expected to occur after the completion of the Offering and is contingent upon satisfactory completion of due diligence and satisfaction of customary closing conditions. The Offering is not contingent upon completion of the Proposed Acquisitions.


     The Company continues to evaluate potential acquisitions and negotiates with potential acquisition candidates from time to time. The Company is currently in discussions with several acquisition candidates, but, other than with respect to the Proposed Acquisitions, has not entered into binding commitments or understandings with any of such candidates.

                                USE OF PROCEEDS


     The net proceeds to be received from the sale of the 4,000,000 shares of Common Stock by the Company in the Offering (after deducting the underwriting discounts and estimated expenses of the Offering payable by the Company) are estimated to be approximately $62.4 million ($71.9 million if the Underwriters' over-allotment option is exercised in full), based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this Prospectus). The Company intends to use all of such proceeds plus such amounts as may be necessary to borrow under the Credit Agreement to repay approximately $58.5 million of outstanding indebtedness, consisting of (i) revolving loans of approximately $28.9 million outstanding under WCI's existing credit agreement, bearing interest at 0.25% over the bank's prime rate and providing for a LIBOR option of 2.5% over the LIBOR rate (the effective interest rates ranged from 8.22% to 8.75% at June 30, 1997) and maturing on February 1, 2002; (ii) term loans of approximately $10.6 million outstanding under WCI's existing credit agreement, bearing interest at 0.75% over the bank's prime rate and providing for a LIBOR option of 3.0% over the LIBOR rate (the effective interest rates ranged from 8.72% to 9.25% at June 30, 1997) and maturing on February 1, 2002; (iii) senior subordinated notes in an aggregate principal amount of $15.0 million held by an institutional investor and maturing on February 28, 2005, consisting of an aggregate principal amount of $13.0 million accruing interest at a rate of 13.0% plus an additional deferred rate of 6.25% and an aggregate principal amount of $2.0 million accruing interest at a rate of 11.5%; (iv) a subordinated note in an aggregate principal amount of $1.5 million issued to the Company's Chairman, Chief Executive Officer and President in connection with the Recapitalization, accruing interest at a current rate of 13.0% and maturing on February 28, 2005; and (v) subordinated notes in an aggregate principal amount of $2.5 million held by the former owners of A-Y Supply, accruing interest at a rate of 10.0% and maturing on February 25, 2000. In addition, the Company expects to pay approximately $7.8 million in deferred interest and prepayment penalties incurred in connection with the repayment of the indebtedness described above. An affiliate of BancAmerica Robertson Stephens, one of the Representatives, is a lender under both the Credit Agreement and WCI's existing credit agreement. Approximately $3.0 million will be used to redeem the Company's Redeemable Preferred Stock held by institutional investors consisting of Apex, Bayview and Agentum and their respective affiliates and pay accrued dividends on such stock and on the Company's Convertible Preferred Stock outstanding prior to the completion of the Offering. See "Certain Relationships and Related Transactions." Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, interest-bearing investment-grade securities.


                                DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and has no current plans to pay cash dividends in the foreseeable future. The payment of future dividends will be determined by the Board of Directors of the Company in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors. There can be no assurance that the Company will determine to pay any cash dividends in the future. The proposed terms of the Credit Agreement will limit the payment of dividends on the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     The net tangible book value (deficit) of the Company as of June 30, 1997 was $(28,748,000), or $(4.57) per share. "Net tangible book value (deficit) per share" is determined by dividing the number of shares of Common Stock outstanding into the net tangible book value of the Company (tangible assets less liabilities). After giving effect to the Offering and use of proceeds described herein, the pro forma net tangible book value of the Company at June 30, 1997 would have been approximately $28,273,000 or $2.75 per share based on an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this Prospectus). This represents an immediate increase in the net tangible book value per share of $7.32 to present stockholders and an immediate dilution of $14.25 per share to new investors purchasing shares of Common Stock at the assumed public offering price.


     The following table illustrates this per share dilution:


    Assumed public offering price per share............................             $17.00
      Net tangible book value (deficit) per share before the
         Offering......................................................  $(4.57)
      Increase resulting from the offering.............................    7.32
                                                                         ------
    Pro forma net tangible book value (deficit) per share after the
      Offering.........................................................               2.75
                                                                                    ------
    Dilution per share to new investors................................             $14.25
                                                                                    ======


     The following table summarizes the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid, and the average price paid per share (before deducting underwriting discounts and offering expenses):


                                                PERCENT                           PERCENT OF         AVERAGE
                                   SHARES       OF TOTAL      TOTAL CASH            TOTAL             PRICE
                                 PURCHASED       SHARES      CONSIDERATION      CONSIDERATION       PER SHARE
                                 ----------     --------     -------------     ----------------     ---------
Existing stockholders..........   6,294,028(a)     61.1%(b)   $  3,338,679             4.7%          $  0.53
New investors..................   4,000,000        38.9         68,000,000            95.3           $ 17.00
                                 ----------       -----        -----------           -----
          Total................  10,294,028       100.0%      $ 71,338,679           100.0%
                                 ==========       =====        ===========           =====


---------------

(a) Excludes (i) 517,819 shares issuable upon the exercise of unvested options currently held by certain employees of the Company and (ii) 104,400 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by the former owners of Viking Distributing which are subject to a repurchase right by the Company if certain performance targets are not achieved for the Northern California operations of the Company. Includes: (i) currently exercisable warrants to acquire 1,176,184 shares of Common Stock held by certain stockholders; (ii) 39,215 shares issuable to the former shareholders of A-Y Supply upon conversion of a subordinated convertible promissory note, which number is determined by dividing $500,000 by 75% of the midpoint of the range of the initial public offering price per share; (iii) 19,607 shares issuable to the former owners of Stop Supply upon exercise of a warrant, which number is determined by dividing $250,000 by 75% of the midpoint of the range of the initial public offering price are per share;
    (iv) 129,454 shares issuable upon exercise of vested options currently held by certain employees of the Company; and (v) 91,534 shares of restricted stock awarded to management which are not yet vested. See
    "Management -- 1997 Incentive and Stock Option Plan" and "Principal and Selling Stockholders."

(b) If the Underwriters' over-allotment option is exercised in full, the percentage of shares retained by the existing stockholders would be reduced to 56.8% of the total shares of Common Stock outstanding after the Offering.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the Offering and the application of the net proceeds thereof and contemplated borrowings under the Credit Agreement. See "Use of Proceeds." This table should be read in conjunction with "Selected Historical Financial and Operating Data," "Unaudited Pro Forma Combined Financial Data" and the Financial Statements included elsewhere in this Prospectus.


                                                                               JUNE 30, 1997
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                                (DOLLARS IN
                                                                                THOUSANDS)
Short-term debt..........................................................  $ 3,106     $   706
                                                                           =======     =======
Long-term debt:
  Senior revolving debt..................................................  $28,330     $    --
  Senior term debt.......................................................    9,000       7,111
  Subordinated debt......................................................   19,500          --
  Other long-term debt...................................................    3,552       3,552
                                                                           -------     -------
          Total long-term debt...........................................   60,382      10,663
                                                                           -------     -------
Redeemable preferred stock...............................................    2,650          --
                                                                           -------     -------
Stockholders' equity:
  Common stock...........................................................       11          90
  Convertible preferred stock............................................    2,256          --
  Additional paid-in capital(a)..........................................       --      65,367
  Accumulated deficit(b).................................................   (5,033)    (11,202)
                                                                           -------     -------
          Total stockholders' equity (deficit)(c)........................   (2,766)     54,255
                                                                           -------     -------
  Total capitalization...................................................  $60,266     $64,918
                                                                           =======     =======


---------------

(a) As adjusted includes $83,000 related to the exercise of warrants by the former owners of Stop Supply at a 75% discount to the proposed offering price.


(b) As adjusted includes the recording of interest expense of $167,000 related to the conversion of the $500,000 of subordinated debt due the former owners of A-Y Supply at a 75% discount to the proposed offering price, prepayment penalties of approximately $7.8 million, approximately $800,000 in compensation expense related to the acceleration of an employee bonus, and the write off of deferred financing costs of approximately $1.2 million, net of income tax benefits of approximately $4.1 million.


(c) Following the consummation of the Offering, the authorized capitalization of the Company will consist of (i) 20,000,000 shares of Common Stock, of which 10,294,028 shares will be outstanding and (ii) 1,000,000 shares of Preferred Stock, par value $1.00 per share, of which 60,000 shares of Series B Preferred Stock will be outstanding. Options to purchase 647,273 shares of Common Stock will be outstanding immediately following consummation of the Offering.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined financial data for the year ended March 31, 1997 and the three months ended June 30, 1997 (the "Unaudited Pro Forma Combined Financial Data") give effect to (i) the 1997 acquisitions of A-Y Supply, Stop Supply and Viking Distributing and (ii) the Offering and the use of proceeds described herein to repay certain indebtedness and redeem outstanding Senior Redeemable Preferred Stock. The Unaudited Pro Forma Combined Financial Data are based on the historical financial statements of the Company, A-Y Supply, Stop Supply and Viking Distributing and the assumptions and adjustments described in the accompanying notes to the Unaudited Pro Forma Combined Financial Data. The pro forma combined statements of operations were prepared as if such transactions had occurred on April 1, 1996. The Unaudited Pro Forma Combined Financial Data are not necessarily indicative of the results which actually would have occurred if such transactions had occurred on the dates indicated or which may occur in the future. The Unaudited Pro Forma Combined Financial Data should be read in conjunction with the Financial Statements contained elsewhere in this Prospectus.

                           WHITE CAP INDUSTRIES, INC.

                      PRO FORMA COMBINED INCOME STATEMENT
                                  (UNAUDITED)
                        FISCAL YEAR ENDED MARCH 31, 1997

                                                                                             PRO
                                       A-Y        STOP         VIKING       PRO FORMA       FORMA      OFFERING        PRO FORMA
                     WHITE CAP(a)   SUPPLY(a)   SUPPLY(b)   DISTRIBUTING   ADJUSTMENTS     COMBINED   ADJUSTMENTS     AS ADJUSTED
                     ------------   ---------   ---------   ------------   -----------     --------   -----------     -----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........   $101,770      $21,689     $ 6,222      $ 35,192       $    --       $164,873     $    --         $164,873
Cost of goods
  sold..............     69,740       14,952       3,532        24,528            --       112,752           --          112,752
                       --------      -------      ------       -------       -------       --------     -------       ----------
  Gross profit......     32,030        6,737       2,690        10,664            --        52,121           --           52,121
                       --------      -------      ------       -------       -------       --------     -------       ----------
Selling, general and
  administrative
  expenses..........     27,375        4,416       2,294         9,446          (660)(c)    42,871           --           42,871
                       --------      -------      ------       -------       -------       --------     -------       ----------
  Income from
    operations......      4,655        2,321         396         1,218           660         9,250           --            9,250
Interest expense,
  net...............      2,273           --         182           280            --         2,735       (1,767)(e)          968
                       --------      -------      ------       -------       -------       --------     -------       ----------
Income before
  provision
  (benefit) for
  income taxes......      2,382        2,321         214           938           660         6,515        1,767            8,282
Provision (benefit)
  for income
  taxes.............       (414)          51           2           402         2,630(d)      2,671          725(f)         3,396
                       --------      -------      ------       -------       -------       --------     -------       ----------
Net income..........   $  2,796      $ 2,270     $   212      $    536       $(1,970)      $ 3,844      $ 1,042           $4,886
                       ========      =======      ======       =======       =======       ========     =======       ==========
Pro forma net income
  per common
  equivalent
  share.............                                                                                                       $0.43
                                                                                                                      ==========
Pro forma weighted
  average common
  equivalent shares
  outstanding.......                                                                                                  11,284,332
                                                                                                                      ==========

                           WHITE CAP INDUSTRIES, INC.

                      PRO FORMA COMBINED INCOME STATEMENT
                                  (UNAUDITED)
                        THREE MONTHS ENDED JUNE 30, 1997

                                                                                            PRO
                                                 STOP         VIKING       PRO FORMA       FORMA      OFFERING        PRO FORMA
                                WHITE CAP(a)   SUPPLY(b)   DISTRIBUTING   ADJUSTMENTS     COMBINED   ADJUSTMENTS     AS ADJUSTED
                                ------------   ---------   ------------   -----------     --------   -----------     -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales.....................    $ 37,311       $ 538        $8,982         $  --        $46,831      $    --       $   46,831
Cost of goods sold............      25,848         287         6,138            --         32,273           --           32,273
                                  --------      ------       -------         -----        --------     -------       ----------
  Gross profit................      11,463         251         2,844            --         14,558           --           14,558
Selling, general and
  administrative expenses.....       9,423         185         2,198           154(c)      11,960           --           11,960
                                  --------      ------       -------         -----        --------     -------       ----------
  Income from operations......       2,040          66           646          (154)         2,598           --            2,598
Interest expense, net.........       1,319          18            20            --          1,357       (1,114)(e)          243
                                  --------      ------       -------         -----        --------     -------       ----------
Income before provision
  (benefit) for income
  taxes.......................         721          48           626          (154)         1,241        1,114            2,355
Provision (benefit) for income
  taxes.......................         318          20           257           (64)           531          435(f)           966
                                  --------      ------       -------         -----        --------     -------       ----------
Net income....................    $    403       $  28        $  369         $ (90)       $   710      $   679       $    1,389
                                  ========      ======       =======         =====        ========     =======       ==========
Pro forma net income per
  common equivalent share.....                                                                                       $     0.12
                                                                                                                     ==========
Pro forma weighted average
  common equivalent shares
  outstanding.................                                                                                       11,398,112
                                                                                                                     ==========

                           WHITE CAP INDUSTRIES, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)
           UNAUDITED PRO FORMA COMBINED INCOME STATEMENT ADJUSTMENTS

     (a) A-Y Supply's results of operations are included in White Cap's income statement from January 1, 1997 (acquisition date) forward. The A-Y Supply column only includes the results of operations for the period April 1, 1996 through December 31, 1996.

     (b) Stop Supply's fiscal year ended January 31, 1997. Stop Supply was acquired effective May 1, 1997. Hence, the Stop Supply information only includes the results of operations for the one month period ended April 30, 1997.

     (c) Adjustment to reflect the reduction of acquired companies' prior owners compensation to a normalized ongoing amount reflecting current employment agreements, which is offset, in part, by the amortization of goodwill and covenants not to compete associated with the recent acquisitions.

                                                          FISCAL YEAR     THREE MONTHS
                                                             ENDED         ENDED JUNE
                                                         MARCH 31, 1997     30, 1997
                                                         --------------   ------------
            Reduction in compensation:
              A-Y Supply...............................      $  300          $   --
              Stop Supply..............................         170              --
              Viking Distributing......................       1,024              54
                                                              -----           -----
                                                              1,494              54
            Goodwill amortization:
              A-Y Supply...............................        (278)            (69)
              Stop Supply..............................         (48)            (12)
              Viking Distributing......................        (308)            (77)
                                                              -----           -----
                                                               (634)           (158)
            Covenant not to compete amortization:
              A-Y Supply...............................        (200)            (50)
                                                              -----           -----
            Net expense (increase) reduction...........      $  660          $ (154)
                                                              =====           =====

     (d) Adjustment to record a tax provision at a combined federal and state rate of 41% for the entire period presented. A-Y Supply and Stop Supply were S Corporations prior to being acquired by White Cap. White Cap converted from S Corporation to C Corporation status in February 1997.

     (e) Adjustment to reflect the change in interest expense upon repayment of outstanding bank and subordinated debt.

     (f) Adjustment to reflect the elimination of the tax benefit associated with the reduction of interest expense due to debt retirement.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The selected consolidated results of operations set forth for the years ended December 31, 1994 and 1995 and March 31, 1997 and the three months ended March 31, 1996 and the selected balance sheet data set forth below as of December 31, 1995 and March 31, 1996 and 1997 are derived from the Company's consolidated financial statements included elsewhere in this Prospectus; such data as of December 31, 1992 and 1993 and for the years then ended and as of December 31, 1994 are derived from the Company's consolidated financial statements not included herein; such data as of March 31, 1995 and for the three months then ended and the selected balance sheet data as of June 30, 1996 are derived from the Company's interim consolidated financial statements not included herein; the selected balance sheet data as of June 30, 1997 and the selected consolidated results of operations data for the three months ended June 30, 1996 and 1997 are derived from the Company's interim consolidated financial statements included elsewhere in this Prospectus. The Company's business is seasonal and interim results are not necessarily indicative of the results obtainable by the Company for a full fiscal year or any other interim period. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                                               THREE MONTHS                      THREE MONTHS
                                                                                   ENDED         FISCAL YEAR         ENDED
                                            YEAR ENDED DECEMBER 31,              MARCH 31,          ENDED          JUNE 30,
                                     -------------------------------------   -----------------    MARCH 31,    -----------------
                                      1992      1993      1994      1995      1995      1996        1997        1996      1997
                                     -------   -------   -------   -------   -------   -------   -----------   -------   -------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(A):
  Net sales........................  $45,125   $49,438   $69,508   $77,840   $15,841   $19,511    $ 101,770    $23,509   $37,311
  Cost of sales....................   31,119    34,373    49,420    53,961    11,246    13,627       69,740     15,992    25,848
                                     -------   -------   -------   -------   -------   -------     --------    -------   -------
  Gross profit.....................   14,006    15,065    20,088    23,879     4,595     5,884       32,030      7,517    11,463
  Selling, general and
    administrative expenses........   13,530    14,342    17,918    20,517     4,259     5,670       27,375      6,235     9,423
                                     -------   -------   -------   -------   -------   -------     --------    -------   -------
  Income from operations...........      476       723     2,170     3,362       336       214        4,655      1,282     2,040
  Interest expense, net............      486       487       822     1,385       274       442        2,273        424     1,319
                                     -------   -------   -------   -------   -------   -------     --------    -------   -------
  Income (loss) before income
    tax............................      (10)      236     1,348     1,977        62      (228)       2,382        858       721
  Income tax provision
    (benefit)(b)...................        2        10        30        40         6        --         (414)         9       318
                                     -------   -------   -------   -------   -------   -------     --------    -------   -------
  Net income (loss)................  $   (12)  $   226   $ 1,318   $ 1,937   $    56   $  (228)   $   2,796    $   849   $   403
                                     =======   =======   =======   =======   =======   =======     ========    =======   =======

SELECTED OPERATING DATA:
  Branch locations.................        9         9        10        12        11        12           17         12        20
  Percentage change in comparable
    store sales....................      0.7%      9.8%     35.6%      6.1%      4.0%      9.9%        15.3%      13.6%     18.6%
  Number of SKUs sold during
    period.........................      N/A       N/A    10,787    11,223     8,763     9,346       15,765      9,521    10,830
  Active customers.................      N/A       N/A     7,023     8,735     6,116(c)   6,892(c)     12,288    7,076(c)   8,640(c)

                                                AT DECEMBER 31,                       AT MARCH 31,                AT JUNE 30,
                                     -------------------------------------   -------------------------------   -----------------
                                      1992      1993      1994      1995      1995      1996        1997        1996      1997
                                     -------   -------   -------   -------   -------   -------   -----------   -------   -------
BALANCE SHEET DATA:
  Working capital..................  $ 8,201   $ 8,104   $10,840   $12,712   $10,875   $14,566    $  17,410    $14,293   $24,727
  Total assets.....................   18,200    18,087    26,750    36,192    26,211    35,287       62,292     37,613    90,642
  Long-term debt, net..............    7,620     7,550    10,472    15,815     9,860    18,095       38,888     16,580    60,382
  Total stockholders' equity
    (deficit)......................    2,763     2,905     3,639     4,528     4,007     3,945       (3,030)     5,203    (2,766)

---------------
(a) The Company changed its fiscal year end to March 31, effective March 31, 1996.

(b) Reflects S Corporation status until February 28, 1997, when the Company converted to C Corporation status and recorded a tax benefit of approximately $500,000 to establish net deferred tax assets.

(c) Reflects customers that have purchased at least one item on open credit during the specified three month period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

GENERAL

     The Company's revenues are generated by providing a wide variety of specialty tools and construction materials to professional contractors. The Company is executing an aggressive acquisition strategy, acquiring companies in related lines of business. These acquisitions may change the Company's products, product mix and operating margins. While the Company's management strategy, operating efficiencies and economies of scale may present opportunities to reduce costs, such benefits may initially be partially or completely offset by the cost of integration such as transitional, management and administrative costs. These various costs and possible cost savings may make historical operating results not indicative of future performance. In connection with the Company's rapid expansion, the Company expects to focus significant attention and resources on technological investments that will increase productivity.


     The Company expects to incur significant one-time charges in the fiscal quarter in which the Offering is consummated. These one time charges will include approximately $7.8 million related to prepayment penalties on the retirement of existing debt, the charge-off of approximately $1.2 million associated with capitalized debt issuance costs, approximately $800,000 related to the acceleration of an employee bonus, and imputed interest charges of approximately $167,000 associated with the issuance of Common Stock at a discount to the initial public offering price per share in order to retire a note held by the sellers of an acquired entity.


RESULTS OF OPERATIONS

     The following table sets forth various items as a percentage of net sales or pro forma net sales, as applicable, for the actual fiscal years ended December 31, 1994 and 1995, the actual and pro forma fiscal years ended March 31, 1997 and the actual three months ended March 31, 1995 and 1996 and June 30, 1996 and 1997 and the pro forma three months ended June 30, 1997. The pro forma data were prepared as if the acquisitions of A-Y Supply, Stop Supply and Viking Distributing had occurred on April 1, 1996.

                                       THREE MONTHS                           THREE MONTHS     THREE MONTHS
                        YEAR ENDED         ENDED         FISCAL YEAR ENDED       ENDED             ENDED
                       DECEMBER 31,      MARCH 31,         MARCH 31, 1997       JUNE 30,       JUNE 30, 1997
                       -------------   -------------     ------------------   ------------   -----------------
                       1994    1995    1995    1996      ACTUAL   PRO FORMA       1996       ACTUAL  PRO FORMA
                       -----   -----   -----   -----     ------   ---------   ------------   -----   ---------
Net sales............  100.0%  100.0%  100.0%  100.0%     100.0%    100.0%        100.0%     100.0%      100.0%
Cost of sales........   71.1    69.3    71.0    69.8       68.5      68.4          68.0       69.3        68.9
                       -----   -----   -----   -----      -----     -----         -----      -----       -----
  Gross Profit.......   28.9    30.7    29.0    30.2       31.5      31.6          32.0       30.7        31.1
Selling, general and
  administrative
  expenses...........   25.8    26.4    26.9    29.1       26.9      26.0          26.5       25.3        25.5
                       -----   -----   -----   -----      -----     -----         -----      -----       -----
  Income from
     operations......    3.1     4.3     2.1     1.1        4.6       5.6           5.5        5.5         5.5
Interest expense,
  net................    1.2     1.8     1.7     2.3        2.2       0.6           1.8        3.5         0.5
                       -----   -----   -----   -----      -----     -----         -----      -----       -----
  Income (loss)
     before income
     tax.............    1.9     2.5     0.4    (1.2)       2.3       5.0           3.7        1.9         5.0
Income tax provision
  (benefit)..........     --      --      --      --       (0.4)      2.1           0.0        0.9         2.1
                       -----   -----   -----   -----      -----     -----         -----      -----       -----
  Net income
     (loss)..........    1.9%    2.5%    0.4%   (1.2%)      2.7%      3.0%          3.6%       1.1%        3.0%
                       =====   =====   =====   =====      =====     =====         =====      =====       =====

     The pro forma results of operations for the fiscal year ended March 31, 1997, as compared to the actual results for such fiscal year, reflect an increase in gross margin from 31.5% to 31.6% due to the increased margins associated with the rental businesses of A-Y Supply and Stop Supply. Pro forma operating expenses as a percentage of net sales for the fiscal year ended March 31, 1997, as compared to the actual results for such fiscal year, were 26.0% versus 26.9%. The lower selling, general and administrative expenses reflect reduced annual compensation for the Company's Chief Executive Officer and reduced or eliminated compensation to the selling shareholders of the acquired entities. The change in interest expense, net reflects the impact of paying off the Company's outstanding bank and subordinated debt. The increase in the tax provision reflects the elimination of the benefit of reinstating deferred income taxes for the Company due to the conversion from S Corporation status to C Corporation status in February 1997 and the recording of a 41% tax provision.

  THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales increased $13.8 million, or 58.7%, to $37.3 million for the three month period ended June 30, 1997 from $23.5 million for the three month period ended June 30, 1996. The growth in net sales for the 1997 period was the result of a 18.6% increase in same store sales during the quarter ended June 30, 1997, the expansion of product lines, sales growth at the new branch stores and the acquisitions of A-Y Supply, Stop Supply and Viking Distributing.

     Gross Profit. Gross profit increased $3.9 million, or 52.5%, to $11.5 million for the three month period ended June 30, 1997 from $7.5 million for the three month period ended June 30, 1996. The increase in gross profit was a result of the increased net sales offset in part by a decrease in gross profit margin. The gross profit margin for the three months ended June 30, 1997 was 30.7%, compared to 32.0% in the three months ended June 30, 1996. The decrease in gross profit margin was primarily due to an aggressive promotion of certain products in order to initiate relationships with new customers in Northern California.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.2 million, or 51.1%, to $9.4 million in the quarter ended June 30, 1997 from $6.2 million in the quarter ended June 30, 1996. Selling expenses increased $2.1 million, or 51.2%, to $6.2 million for the three month period ended June 30, 1997 from $4.1 million for the three month period ended June 30, 1996. The increase in selling expenses was due to increased advertising, increased commissions to the outside sales force due to the sales growth and increased costs of customer service, principally the addition of branch personnel. Selling expenses as a percent of net sales for the three month period ended June 30, 1997 was 16.6%, as compared to 17.4% for the three month period ended June 30, 1996.

     General and administrative expenses increased $1.1 million, or 52.4%, to $3.2 million for the three month period ended June 30, 1997 from $2.1 million for the three month period ended June 30, 1996. General and administrative expenses as a percentage of net sales for the three months ended June 30, 1997 was 8.6%, as compared to 8.9% for the three months ended June 30, 1996. The increase in general and administrative expense was primarily due to increased distribution costs to process the increased sales volume and a planned increase in corporate functions to position the Company for future growth.

     Income from Operations. Income from operations increased $0.8 million, or 59.1%, to $2.0 million for the three month period ended June 30, 1997 from $1.3 million for the three month period ended June 30, 1996. Income from operations as a percentage of net sales remained constant at 5.5%. This reflects the cumulative effects of the decrease in gross profit offset, in part, by the increase in selling, general and administrative expenses as a percentage of net sales.

     Interest Expense, Net. Interest expense, net of interest income, increased $0.9 million, or 211.1%, to $1.3 million for the three month period ended June 30, 1997 from $0.4 million for the three month period ended June 30, 1996. Interest expense as a percentage of net sales increased to 3.5% from 1.8% in the three month period ended June 30, 1996. This increase was due to increased levels of debt to support the Company's growth.

     Net Income. Net income decreased to $0.4 million, as compared to $0.8 million for the three month period ended June 30, 1996. The decrease in net income was primarily related to a decrease in gross profit margins, the increase in interest expense and the increase in the tax provision.

  FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased $23.9 million, or 30.7%, to $101.8 million in the fiscal year ended March 31, 1997 from $77.8 million in the year ended December 31, 1995. The growth in net sales for 1997 was the result of the acquisition of A-Y Supply in January 1997, an approximately 15% increase in same store sales for the rest of the year, expansion of product lines and sales growth at the new branch stores opened in 1995.

     Gross Profit. Gross profit increased $8.2 million, or 34.1%, to $32.0 million in the fiscal year ended March 31, 1997 from $23.9 million in the year ended December 31, 1995. The increase in gross profit was a result of the net sales increase combined with an increase in gross profit margin as a percentage of net sales. The gross profit margin as a percentage of net sales for the fiscal year ended March 31, 1997 was 31.5%, compared to 30.7% in the year ended December 31, 1995. The increase in gross profit margin as a percentage of net sales was a result of White Cap's improved purchasing of products throughout the fiscal year ended March 31, 1997. This improvement was offset by lower margins at A-Y Supply during the fourth quarter due to the aggressive promotion of certain products in order to initiate relationships with new customers in Northern California.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $6.9 million, or 33.4%, to $27.4 million in the fiscal year ended March 31, 1997 from $20.5 million in the year ended December 31, 1995. Selling expenses increased $4.3 million, or 31.9%, to $17.8 million in the fiscal year ended March 31, 1997 from $13.5 million in the year ended December 31, 1995. The increase in selling expenses was due to increased advertising, increased commissions to the outside sales force due to the sales growth and increased costs of customer service, principally the addition of branch personnel. Selling expenses as a percentage of net sales for the fiscal year ended March 31, 1997 increased to 17.5%, as compared to 17.3% in the year ended December 31, 1995, as a result of the greater percentage growth than in net sales.

     General and administrative expenses include corporate administrative costs and the costs of operating the Company's central distribution center in Costa Mesa, California. General and administrative expenses increased $2.6 million, or 37.1%, to $9.6 million in the fiscal year ended March 31, 1997 from $7.0 million in the year ended December 31, 1995. General and administrative expenses as a percentage of net sales for the year ended March 31, 1997 increased to 9.4%, as compared to 9.0% in the year ended December 31, 1995. The increase in general and administrative expense was primarily due to increased distribution costs to process the increased sales volume and a planned increase in corporate functions to position the Company for future growth.

     Income from Operations. Income from operations increased $1.3 million, or 38.5%, to $4.7 million in the fiscal year ended March 31, 1997 from $3.4 million in the year ended December 31, 1995. Income from operations as a percentage of net sales was 4.6%, as compared to 4.3% for the year ended December 31, 1995. This increase reflects the cumulative effects of the increase in gross profit, partially offset by the increase in selling, general and administrative expenses.

     Interest Expense, Net. Interest expense, net of interest income, increased $0.9 million, or 64.1%, to $2.3 million in the fiscal year ended March 31, 1997 from $1.4 million in the year ended December 31, 1995. Interest expense as a percentage of net sales increased to 2.2% from 1.8% in the year ended December 31, 1995. This increase was due to increased levels of debt to support the Company's growth and the new debt associated with the acquisition of A-Y Supply, combined with the higher interest rate associated with the debt utilized to acquire A-Y Supply.

     Net Income. Net income increased $0.9 million, or 44.3%, to $2.8 million in the fiscal year ended March 31, 1997 from $1.9 million in the year ended December 31, 1995. Net income as a percentage of net sales was 2.7%, as compared to 2.5% for the year ended December 31, 1995. This increase reflects the cumulative effects of the increase in gross profit and the increase in the benefit for income taxes, offset by the increase in operating expenses and the increase in net interest expense.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

     Net Sales. Net sales increased $3.7 million, or 23.2%, to $19.5 million for the three month period ended March 31, 1996 from $15.8 million for the three month period ended March 31, 1995. The growth in net sales for the 1996 period was the result of a 9.9% increase in same store sales during the quarter ended March 31, 1996, the expansion of product lines and sales growth at the new branch stores opened in 1994 and 1995.

     Gross Profit. Gross profit increased $1.3 million, or 28.1%, to $5.9 million for the three month period ended March 31, 1996 from $4.6 million for the three month period ended March 31, 1995. The increase in gross profit was a result of the increased net sales combined with an increase in gross profit margin. The gross profit margin for the three months ended March 31, 1996 was 30.2%, compared to 29.0% in the three months ended March 31, 1995. The increase in gross profit margin was a result of White Cap's improved purchasing of products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.4 million, or 33.1%, to $5.7 million in the quarter ended March 31, 1996 from $4.3 million in the quarter ended March 31, 1995. Selling expenses increased $0.7 million, or 24.1%, to $3.6 million for the three month period ended March 31, 1996 from $2.9 million for the three month period ended March 31, 1995. The increase in selling expenses was due to increased advertising, increased commissions to the outside sales force due to the sales growth and increased costs of customer service, principally the addition of branch personnel. Selling expenses as a percent of net sales for the three month period ended March 31, 1996 was 18.5%, as compared to 18.4% for the three month period ended March 31, 1995.

     General and administrative expenses increased $0.7 million, or 50.0%, to $2.0 million for the three month period ended March 31, 1996 from $1.4 million for the three month period ended March 31, 1995. General and administrative expenses as a percentage of net sales for the three months ended March 31, 1996 increased to 10.6%, as compared to 8.9% for the three months ended March 31, 1995. The increase in general and administrative expense was primarily due to increased distribution costs to process the increased sales volume and a planned increase in corporate functions to position the Company for future growth.

     Income from Operations. Income from operations was nominal for the three month periods ended March 31, 1996 and March 31, 1995. Income from operations as a percentage of net sales was 1.1%, as compared to 2.1% for the three months ended March 31, 1995. This decrease reflects the cumulative effects of the increase in gross profit offset by the increase in selling, general and administrative expenses.

     Interest Expense, Net. Interest expense, net of interest income, increased $0.2 million, or 61.3%, to $0.4 million for the three month period ended March 31, 1996 from $0.3 million for the three month period ended March 31, 1995. Interest expense as a percentage of net sales increased to 2.3% from 1.7% in the three month period ended March 31, 1995. This increase was due to increased levels of debt to support the Company's growth.

     Net Loss. Net loss increased to $0.2 million, as compared to net income of $0.1 million for the three month period ended March 31, 1995. The decrease in net income was primarily related to increased general and administrative expenses and increased interest expense.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased $8.3 million, or 12.0%, to $77.8 million in the year ended December 31, 1995 from $69.5 million in the year ended December 31, 1994. The growth in net sales for 1995 was the result of a 6.1% increase in same store sales during 1995, expansion of product lines and the opening of new branch stores in 1994 and 1995.

     Gross Profit. Gross profit increased $3.8 million, or 18.9%, to $23.9 million in the fiscal year ended December 31, 1995 from $20.1 million in the fiscal year ended December 31, 1994. The increase in gross profit was a result of the increase in net sales combined with an increase in gross profit margins as a percentage of net sales. The gross profit margin as a percentage of net sales in the year ended December 31, 1995 was 30.7%, as compared to 28.9% in the year ended December 31, 1994. The increase in gross profit margin as a percentage of net sales was a result of White Cap's improved purchasing of products throughout the year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.6 million, or 14.5%, to $20.5 million in the year ended December 31, 1995 from $17.9 million in the year ended December 31, 1994. Selling expenses increased $1.5 million, or 12.5%, to $13.5 million in the year ended December 31, 1995 from $12.0 million in the year ended December 31, 1994. The increase in selling expenses was due to increased advertising, increased commissions to the outside sales force due to the sales growth and increased costs of customer service, primarily the addition of branch personnel. Selling expenses as a percentage of net sales for the years ended December 31, 1995 and 1994 was constant at 17.3%.

     General and administrative expenses increased $1.1 million, or 18.6%, to $7.0 million in the year ended December 31, 1995 from $5.9 million in the year ended December 31, 1994. General and administrative expenses as a percentage of net sales for the year ended December 31, 1995 was 9.0%, as compared to 8.4% in the year ended December 31, 1994. The increase in general and administrative expense was primarily due to increased distribution costs to process the increased sales volume, a planned increase in corporate functions to position the Company for future growth and the costs associated with opening three new branches during 1994 and 1995.

     Income from Operations. Income from operations increased $1.2 million, or 54.9%, to $3.4 million in the year ended December 31, 1995 from $2.2 million in the year ended December 31, 1994. Income from operations as a percentage of net sales was 4.3%, as compared to the 3.1% for the year ended December 31, 1995. This increase reflects the effect of the increase in gross profit margins offset by the increase in selling, general and administrative expenses.

     Interest Expense, Net. Interest expense, net of interest income, increased $0.6 million, or 68.5%, to $1.4 million in the year ended December 31, 1995 from $0.8 million in the year ended December 31, 1994. Interest expense as a percentage of net sales increased to 1.8% from 1.2% in the year ended December 31, 1994. This was due to increased levels of debt to support the Company's growth.

     Net Income. Net income increased $0.6 million, or 47.0%, to $1.9 million in the year ended December 31, 1995 from $1.3 million in the year ended December 31, 1994. Net income as a percentage of net sales was 2.5%, as compared to 1.9% for the year ended December 31, 1994. This increase reflects the effect of the increase in gross profit margins, offset by the increases in operating expenses and interest expense.

QUARTERLY RESULTS OF OPERATIONS; SEASONALITY

     The following table sets forth certain unaudited quarterly consolidated financial data for each of the nine consecutive quarters beginning April 1, 1995. This information was derived from unaudited consolidated financial statements that include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation when read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus. In the contractor supply industry, seasonality generally affects quarterly sales performance. Historically, the Company's quarterly sales in the fourth fiscal quarter (January through March) are lowest and quarterly sales in the second fiscal quarter (July through September) are highest. This variance is primarily due to uncontrollable weather conditions and a somewhat predictable annual construction cycle. White Cap manages the impact of seasonality trends by focusing on such critical issues as staffing requirements and trends in inventory turns.

                                                                 THREE MONTHS ENDED
                   --------------------------------------------------------------------------------------------------------------
                   JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,   June 30,
                     1995        1995           1995        1996       1996        1996           1996       1997(a)   1997(a)(b)
                   --------  -------------  ------------  ---------  --------  -------------  ------------  ---------  ----------
                                                               (DOLLARS IN THOUSANDS)
Net sales......... $ 20,081     $21,564       $ 20,354     $19,511   $ 23,509     $24,999       $ 22,383     $30,880    $ 37,311
Gross profit......    6,240       6,560          6,484       5,884      7,517       8,044          6,987       9,482      11,463
Income from
  operations......    1,160         942            924         214      1,282       1,592            498       1,283       2,040
Net income
  (loss)..........      816         582            483        (228)       849       1,206            215         525         403

---------------


(a) Includes the results of operations for A-Y Supply, which was acquired effective January 1, 1997.


(b) Includes the results of operations for Stop Supply and Viking Distributing, which were acquired effective May 1, 1997 and June 25, 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital needs have historically been to fund (i) the working capital requirements necessitated by its sales growth, (ii) acquiring and operating acquired companies and (iii) distributions to the prior sole shareholder, primarily to satisfy tax liabilities resulting from the prior S Corporation status. The Company's primary sources of financing have been senior and subordinated debt, cash from operations and the sale of preferred equity. After completion of the Offering, the Company anticipates that its cash flows from operations and available lines of credit will be adequate to support its operations and strategic acquisition plan for the immediate future and for at least the next 24 months.

     The Company's existing credit facility will be retired upon closing of the Offering. A new credit facility will be entered into upon closing of the Offering. The terms of the existing and new credit facilities are described below.

  Existing Credit Facilities

     Under the terms of the existing credit facility, the Company has available secured revolving borrowings of up to $35 million (seasonal sublimit of $38 million) and has an outstanding secured term loan of $10.6 million. Revolving loans under the existing credit facility bear interest at 0.25% over the agent bank's prime rate and provides a LIBOR option of 2.5% over the LIBOR rate. Term loans under the existing credit facility bear interest at 0.75% over the agent bank's prime rate and provide for a LIBOR option of 3.0% over the LIBOR rate. The interest rate ranged from 8.1% to 8.75% on revolving loans and 8.6% to 9.3% on term loans at March 31, 1997. The existing credit facility also contains certain financial covenants which require the Company to maintain a minimum net worth, ratio of current assets to current liabilities, ratio of liabilities to effective net worth, minimum interest coverage ratio and positive net income, to refrain from capital expenditures in excess of certain amounts and to limit the payment of dividends. The Company expects to be in compliance with these covenants upon completion of the Offering and will repay and terminate the above described credit facility.

  Post Offering Credit Facilities

     Under the terms of the Credit Agreement (as defined), which the Company expects will take effect upon the consummation of the Offering, the Company will have available borrowings of up to $100 million (including a $75 million delayed draw term facility for acquisitions and a $25 million revolving credit facility). Interest on amounts borrowed may be paid at the option of the Company at a rate per annum equal to the lead bank's prime or reference rate, or alternatively at bankers' acceptance rate or LIBOR rate plus margins, in each case based upon the Company's ratio of total debt to operating cash flow. The Credit Agreement is expected to contain certain restrictive covenants limiting mergers, use of proceeds, indebtedness, liens, investments, sale of assets and acquisitions. The Credit Agreement is also expected to contain certain financial covenants which will require the Company to maintain a minimum net worth, leverage ratio, fixed charge coverage ratio and asset coverage ratio. The Company expects to be in compliance with these covenants upon completion of the Offering.

     The Company provided net cash from operating activities of $3.6 million for the fiscal year ending March 31, 1997 compared to net cash provided by operating activities of $1.4 million and net cash used in operating activities of $0.8 million for the years ended December 31, 1995 and December 31, 1994, respectively. The increase in cash provided by operating activities was primarily due to increases in net income and accounts payable and a decrease in prepaid expenses, together with a continued reduction in the annual increase of inventory. The increase in cash provided by operating activities was reduced by a 67% increase in accounts receivable from March 31, 1996 to March 31, 1997. Such increase was primarily due to a 58% increase in net sales for the respective quarters.

     Cash used in investing activities was $18.0 million, $4.9 million and $1.3 million in the fiscal year ended March 31, 1997, and the years ended December 31, 1995 and December 31, 1994, respectively. The cash used in investing activities was primarily for capital expenditures and, in the fiscal year ended March 31, 1997, the purchase of A-Y Supply.

     Cash provided by financing activities was $14.4 million, $3.6 million and $2.1 million in the fiscal years ending March 31, 1997, December 31, 1995 and December 31, 1994, respectively, primarily from increased borrowings.

     Capital expenditures (other than acquisitions) were $2.1 million, $4.5 million and $1.3 million in the fiscal years ended March 31, 1997, December 31, 1995 and December 31, 1994, respectively. The Company expects to spend approximately $2.8 million on capital expenditures for its existing operations in the fiscal year ending March 31, 1998, primarily for office and computer equipment, and branch remodeling and related equipment.

                                    BUSINESS

GENERAL

     White Cap is one of the leading business to business retailers to professional contractors in the Western United States. The Company offers over 25,000 stock keeping units ("SKUs") of pro-oriented specialty tools and materials. In addition, the Company can access the full product lines of most of its suppliers for drop-shipment to its customers. The Company markets its products through 20 branch locations, its highly experienced outside sales force and through the strategic distribution of its in-stock catalogs. The Company has achieved substantial growth by acquiring leading contractor suppliers in new and existing markets, expanding product offerings and opening new branch locations. Since 1987, White Cap's net sales have increased at a compounded annual growth rate of 23%, resulting from (i) acquisitions (5%), (ii) same store sales growth, which averaged 17% over the past four years (16%), and (iii) new branch openings (2%). The Company's active customer base (customers that have purchased at least one item on open credit during the past 12 months) has grown from approximately 7,000 in 1994 to approximately 16,000 for the pro forma year ended March 31, 1997. For the fiscal year ended March 31, 1997, the Company had pro forma net sales of approximately $165 million.

     The Company operates in a highly fragmented, multi-billion dollar industry. Management estimates that the total U.S. market for products sold by the Company is several billion annually and that small, regional contractor suppliers, with sales of less than $50 million, supply over two-thirds of the pro-contractor market. With pro forma fiscal 1997 net sales of approximately $165 million, the Company believes it is one of the largest suppliers to its market niche nationwide. The Company targets medium- and large-sized professional contractors, including professional concrete, framing, waterproofing, landscaping, grading, electrical, mechanical and general contractors.

     The Company sells a wide variety of pro-oriented products, including construction materials, hand tools, fasteners, structural connectors, power tools, light construction equipment, rebar, bulk and collated gun nails and specialty cementatious products. In addition, at certain branches the Company provides rental services on selected items such as brackets and braces used in the construction of concrete "tilt-up" buildings, power tools and miscellaneous light construction equipment. The Company's products are used by professional contractors in new construction, maintenance and repair projects.

     The Company believes that it has developed a business model that differs substantially from that of traditional contractor suppliers and large home center retailers. The model is based on offering the Company's customers superior customer service and convenient "one-stop" shopping at its branch locations. Unlike traditional contractor suppliers, who typically fill orders from warehouses not accessible to customers, the Company encourages customers to shop at its branches where they can browse through the warehouse aisles and adjacent outdoor yards. The Company's prototypical store format consists of approximately 15,000 to 20,000 square feet of interior floor space with an adjacent outdoor yard of approximately equal square footage. The Company's focus on merchandising exposes customers to a wide range of product offerings and promotes significant add-on sales. As a result, approximately 60% of the Company's net sales are generated from "walk-in" and "will call" business. Customers can also select items from the Company's in-stock catalogs, distributed to approximately 40,000 professional contractors, listing over 11,000 of the best selling SKUs maintained in stock. Customers can order products by phone, fax, at a sales branch or through the outside sales force. The Company's highly experienced sales force maintains frequent customer contact, providing pro-oriented services on and off the job-site. Through its high in-stock position and sophisticated inventory management systems, the Company is able to fulfill approximately 95% of the items included in each customer order and provide same-day or next-day delivery.

GROWTH STRATEGY

     In order to capitalize on its unique business model and the fragmented professional contractor supply industry, the Company has initiated an aggressive growth strategy consisting of: (i) pursuing acquisitions of leading contractor suppliers in new and existing markets; (ii) increasing market share within existing markets;

(iii) expanding product offerings; and (iv) opening new branch locations. The key elements of the Company's growth strategy are as follows:

     Strategic Acquisitions. The Company seeks to acquire leading contractor suppliers in existing and new markets that will provide geographic diversification, product line expansion, an established customer base of medium- and large-sized pro-contractors and a direct sales force. The Company seeks to consolidate the operations of such acquired companies and eliminate duplicative overhead expense. White Cap has established a successful track record for identifying and integrating acquisitions.

     Since February 1997, the Company has completed three acquisitions, A-Y Supply, Stop Supply and Viking Distributing, thereby strengthening its position as a market leader in the Western United States and adding approximately $63 million to pro forma fiscal 1997 net sales. The Company believes that there are numerous attractive acquisition opportunities and that the Company's established reputation as an industry leader, access to capital, sophisticated management information systems and operating expertise provide it with competitive advantages in making acquisitions. The initial focus of the Company's acquisition strategy will be on acquiring specialty contractor suppliers in the Western United States. The Company initially plans to finance future acquisitions through borrowings under the Credit Agreement and cash flow from operations.

     In 1991, prior to its recent acquisitions, White Cap acquired seven branch locations of Abco Hardware Inc. ("Abco"), its then largest competitor in Southern California. Following this acquisition, White Cap successfully consolidated four Abco branches with existing White Cap branches and converted the remaining three Abco branches into the White Cap business model.

     Increased Market Share. The Company believes that its position as one of the largest suppliers in its market niche to pro-contractors in the Western United States, combined with its established reputation for providing superior customer service and a wide range of specialty product offerings, will enable the Company to increase its market share. White Cap's direct sales force utilizes industry databases to continuously prospect for new customers and new projects. The Company also works closely with its suppliers and with licensed architects and engineers to ensure that the specialty product lines it carries are specified on projects. This effort focuses on targeting medium- and large-sized professional contractors engaged in construction projects throughout the Western United States. The Company believes its increased geographical presence will also allow its customers to consolidate their purchases with White Cap.

     Expanded Product Offerings. The Company believes there are significant opportunities to further expand its product offerings by distributing profitable specialty product lines sold by acquired companies but not previously offered at White Cap locations. As a result of its three most recent acquisitions, the Company anticipates that it will introduce at its other Southern California locations approximately 3,500 new SKUs. As an example, the Company expects to expand A-Y Supply's rental business of brackets and braces used in the construction of concrete "tilt-up" buildings, as well as the sale of related products and accessories at certain of the Company's other branches. The Company also intends to expand the product offerings at its newly acquired branches by introducing approximately 2,500 new SKUs which have proven successful at White Cap. The Company has introduced the Simpson Strong-Tie line of structural connectors and fasteners to the A-Y Supply branches and has expanded the offering of the Simpson Strong-Tie products carried at the Viking Distributing branches. The Company anticipates regularly adding new products to its existing offerings and creating new product categories.

     New Branch Openings. The Company continues to evaluate opportunities to open new branch locations where it can service new customers and provide better service to its existing customer base. Pursuant to this strategy, the Company has opened three branch locations since 1994. In 1994, the Company expanded operations by opening a new branch location to service the rapidly growing Las Vegas market. In 1995, to capitalize on the improvement in the economy in the Western United States, the Company further expanded by opening new branch locations in Denver and Phoenix. These strategic branch openings targeted high growth markets where management believed the Company could capture significant market share or further its acquisition strategy by having a competitive presence in the marketplace.

INDUSTRY OVERVIEW

     The Company operates in a highly fragmented, multi-billion dollar industry. The Company believes that traditional suppliers, i.e. small regional contractor suppliers, substantially all which have sales less than $50 million, supply over two-thirds of the professional contractor market.

     The Company believes that the customer base it serves can be classified by customer type into the following three categories:

          Small Professional Contractors. This customer category consists mostly of home-office based contractors with approximately five or fewer employees. Small professional contractors typically conduct home improvement and small commercial projects, such as room additions, patios, tenant improvements, masonry walls and landscaping. Most purchases are made directly by the owner/contractor and approximately 90% of their work is completed without hiring sub-contractors. Purchases by contractors in this category consist of smaller quantities of many of the SKUs stocked by the Company. This "multi-trade" category of customer is made up mostly of professionals doing concrete, masonry, electrical, plumbing and wood framing projects. Most projects are located within one hour driving distance from the contractor's base of operations. Small professional contractors historically have purchased construction supplies from traditional specialty contractor suppliers, mail order catalogs, hardware stores and home centers. A relatively small percentage of White Cap's current net sales are from this customer category.

          Medium-Sized Professional Contractors. This customer category is comprised of contractors with approximately 6 to 50 employees who typically operate within a relatively small geographical area. Medium-sized professional contractors may act as general contractors, but usually act as sub-contractors. The scope of their projects typically includes municipal projects, retail strip centers, concrete "tilt-up" buildings and residential construction. This category of customer depends heavily on customer service, high same-day or next-day order fill rates and same-day or next-day job-site or yard delivery. White Cap's outside sales force, with its product knowledge and mobility, is perceived by these customers to add value. Medium-sized professional contractors historically have been primarily served by traditional specialty contractor suppliers and, to a much lesser extent, by mail order marketers, hardware stores and home centers.

          Large Professional Contractors. This customer category is comprised mostly of companies with over 50 employees that purchase large quantities of specialty construction products. The large professional contractor bids on multiple multi-million dollar projects simultaneously. This customer category completes the major portions of a project acting as a general or major sub-contractor. Large professional contractors can be bonded for hundreds of millions of dollars which qualifies them for projects such as highway bridges, sewage treatment plants, oil refineries, high rise buildings, hotels, rapid transit projects and other major construction projects. The large professional contractor is generally located in multiple states and may have ten or more projects under way at any given time. Large professional contractors often negotiate contract pricing on many of the products they routinely purchase and demand a high level of service. These services include same-day or next-day job-site or yard delivery, a professional outside sales force and special credit terms. These customers have historically been served by traditional contractor suppliers.

     The Company's focus on one-stop shopping and "business-to-business" retailing to medium- and large-sized professional contractors distinguishes it from many of the traditional specialty contractor suppliers with whom it competes, as well as from large home centers, whose primary emphasis is on the "do-it-yourself" ("DIY") consumer market and small maintenance and home improvement contractors. Management believes that home centers can achieve only limited market penetration among medium- and large-sized professional contractors. The Company believes that home centers do not provide the necessary full range of services required by these customers and lack the sales force to establish the critical relationships necessary to service this category. The Company believes it has a competitive advantage over home centers because it is able to provide the professional contractor a wider range of specialty product lines; high same-day or next-day order fill rates; same-day or next-day delivery; a highly experienced technical sales force to provide service on and off the job site; and in-house credit facilities tailored for the professional contractor. See "-- Competition."

     There are numerous traditional contractor suppliers (most with significantly lower revenues than the Company) in the United States that, to varying degrees, serve small-, medium- and large-sized professional contractors in the Company's product offering niche. Most of these contractor suppliers operate in only one or two metropolitan areas or states. The Company believes there are only a limited number of suppliers to medium- and large-sized professional contractors nationwide which have annual sales in excess of $100 million, and these suppliers tend to offer a significantly narrower focused product line than the Company.

     White Cap's management believes that a period of rapid consolidation is about to commence among traditional contractor suppliers. The Company believes it is well positioned to capitalize on this consolidation trend and has several competitive advantages relative to smaller competitors, including access to capital, a wide range of product offerings and customer services, superior purchasing power, sophisticated management information systems and an experienced management team. The Company continues to evaluate potential acquisitions and negotiates with potential acquisition candidates from time to time. The Company is currently in discussions with several acquisition candidates, but, other than with respect to the Proposed Acquisitions, has not entered into binding commitments or understandings with any of such candidates. See "Recent Transactions -- Proposed Acquisitions."

THE WHITE CAP BUSINESS MODEL

     The Company believes that it has developed a business model that differs substantially from that of traditional contractor suppliers in the United States. The key elements of the Company's business model include the following:

     Breadth and Depth of Products. The Company has distinguished itself from the traditional contractor suppliers in the United States by providing the professional contractor with a "one-stop shopping" alternative. Historically, pro-contractors have made purchases from multiple suppliers for their specialty tools and materials. The Company believes that its success has resulted from the superior range of the specialty merchandise it offers to the professional contractor. To better serve its customers' needs, the Company offers over 25,000 SKUs in selected pro-oriented product lines, which the Company believes is substantially more than its competitors. In addition, the Company can access the full product lines of most of its suppliers for drop-shipment to its customers. Further, the Company maintains sufficient inventories of products necessary to satisfy the professional contractor's large project requirements. Through its high in-stock position and inventory management systems, the Company is able to fulfill approximately 95% of the items included in each customer order and provide same-day or next-day delivery.

     Innovative Retail Merchandising Techniques. Management believes that White Cap's continued growth has been the result of the implementation of innovative retail merchandising techniques not previously utilized in marketing to medium- and large-sized professional contractors. The Company believes its ratio of "walk-in" and "will call" business, which is approximately 60% of net sales, is among the highest in the industry. Traditional contractor suppliers have historically operated on the basis of filling orders from a "closed warehouse" with a limited display or showroom area. White Cap was among the first in its industry to utilize "business-to-business" retail marketing techniques and the "open warehouse" merchandising concept in the Company's sales branches, providing the customer complete access to the products in stock both inside its branches and in the adjacent outdoor storage yards. The typical White Cap branch utilizes such merchandising techniques as strategic placement of product groups, innovative product displays and video monitors showing product demonstration tapes. Frequent in-store promotional events, such as power tool demo days, product seminars and customer appreciation days, are examples of a few of the retail marketing techniques employed by the Company. Through its merchandising orientation and its innovative and aggressive marketing, including catalogs, monthly mailings, radio advertising and trade show attendance, the Company attracts customers to its sales branches to expose them to the wide range of White Cap's specialty product offerings and to promote in-store purchases.

     Sales Force/Customer Service. The Company's sales force consists of approximately 178 salespersons committed to providing the highest level of customer service. The highly skilled and knowledgeable sales force is of crucial importance to the Company's success as the salespersons' relationships with their customers and their emphasis on customer service are the factors which result in customer loyalty and repeat business The Company's operating model includes one inside salesperson for approximately every two outside salespeople. Inside salespeople are responsible for telemarketing, processing orders and providing timely follow-up to customers' questions. The Company's inside sales force also has the ability to locate hard-to-find products and process special orders. White Cap's outside sales force generates sales by making office sales calls and/or making direct sales calls to actual job sites. In addition, the outside sales force utilizes sales leads generated from industry databases, trade shows, vendors/suppliers, the inside counter sales force and telemarketing. The Company's highly experienced outside sales force is integral to the Company's efforts to add new customers and generate additional revenue from existing customers. White Cap's outside sales force has an average of 15 years industry experience and an average tenure of over six years with the Company and sells the Company's products on an exclusive basis. The Company's salespersons regularly receive product training both from internal and external sources to ensure they are current on all product developments. As a result the sales force is able to provide product recommendations as well as job-site assistance and instruction. Approximately 80% of the Company's outside sales force is paid on a 100% commission basis. The Company believes that its increased geographic presence will more effectively allow its sales force to serve medium- and large-sized professional contractors with projects in multiple regions throughout California and in other targeted states.

     In-Stock Catalogs and Publications. The Company provides its customers with in-stock catalogs displaying and listing over 11,000 of the best-selling SKUs maintained in stock. The in-stock catalogs are distributed in the branches and by the outside sales force to approximately 40,000 professional contractors. In addition, the Company publishes monthly the Contractor Trader which features selected items which are on sale, as well as technical information and articles of interest to the industry. The Contractor Trader is distributed via direct mail to over 75,000 contractors and other industry professionals. As a result of its consistent focus on this type of marketing, a high percentage of White Cap's customers shop at its well stocked branches or order desired products from the Company's in-stock catalogs. Orders are also placed directly with the outside sales force, by telephone or facsimile. The Company is also implementing electronic data interchange ("EDI") to better serve the ordering and invoicing needs of its customers.

     Job-Site/Yard Delivery. The Company's customers ordinarily receive next business day delivery via the Company's fleet of delivery trucks. The Company believes this is of crucial importance to professional contractors who rely on the Company's reputation for on-time delivery in order to meet their critical "just-in-time" ordering requirements and strict job production schedules. In addition, the majority of the Company's branch managers and outside sales force are provided with Company vehicles, usually standard pickup trucks which may be used to supplement the Company's fleet of delivery trucks and to provide "rush" or special delivery services.

     Credit Facilities Designed for the Professional Contractor. The Company offers its customers credit options including in-house credit lines, job-based credit lines, revolving private label third party charge accounts and third party equipment leasing lines. Approximately 80% of White Cap's sales are on open account with the credit managed by White Cap's in-house credit department. Historically, White Cap has experienced a net accounts receivable bad debt write-off rate averaging 0.3% of net sales of the period from January 1992 to March 31, 1997.

     Strong Supplier Relationships. The Company purchases from more than 1,200 suppliers, 98% of which are manufacturers. This focus on making purchases directly from manufacturers provides it a substantial cost advantage over traditional contractor suppliers who historically relied more heavily on higher cost purchases from wholesalers. Management believes that the Company's increasing volume purchasing power as a leading contractor supplier in the Western United States will allow it to obtain even lower prices, more favorable credit terms, increased co-op advertising support and increased freight allowances. White Cap enjoys excellent relationships with all of its key suppliers and is one of the largest customers in its channel. In some of the markets that it serves, the Company has exclusive or semi-exclusive product distribution agreements.

     Commitment to Systems Innovation. The Company has made substantial investments in computer hardware and the development of computer software applications which it believes allow it to achieve cost savings, deliver superior customer service and centrally manage its operations. White Cap's software applications are continually being enhanced and new applications are continually being developed. The Company has recently installed a customized integrated software package that provides order entry, purchasing, inventory control, accounts receivable, accounts payable and financial statement reporting. Among other applications, White Cap's new software is specifically designed to track on a real-time basis the inventory level of each SKU by branch, forecast demand by SKU and calculate appropriate reorder quantities and lead times to maximize fill rates while minimizing inventory carrying costs. As part of the integration of the White Cap business model at acquired companies, branches are linked to White Cap's central computer system and are converted over to the Company's management information systems.

OPERATIONS

  Products

     White Cap offers its customers over 25,000 SKUs through its 20 branch locations. The Company sells a wide selection of brand name specialty products for professional contractors, including: building materials, specialty cementatious products, hand tools, fasteners, structural connectors, power tools, light construction equipment, rebar and bulk and collated gun nails. In addition, the Company sells certain products, including waterproofing products, construction adhesives and collated nails, under its own private label. Such products accounted for approximately 8% of sales in fiscal 1996 and serve to increase recognition of the White Cap name. In addition, in certain branches the Company provides rental services on selected items such as brackets and braces used in the construction of concrete "tilt-up" buildings, power tools and light construction equipment. The Company's products are used by professional contractors in new construction, maintenance and repair projects.

     The following table sets forth the Company's major product groups and the key products offered in each category.

            PRODUCT CATEGORY                            TYPES OF PRODUCTS SOLD
----------------------------------------  ---------------------------------------------------
Construction Materials..................  rebar, wire mesh, specialty cementatious products, concrete adhesives, concrete curing compounds,
                                          sealers, coatings, sealants, expansion joints
Hand Tools..............................  trowels, hammers, shovels, levels, screwdrivers, rakes, wrenches, tape measures, ratchets and
                                          sockets, boltcutters, wheelbarrows
Fasteners...............................  machine bolts, allthread, bulk nails, gun nails, anchor bolts, nuts, bolts, screws, mechanical
                                          anchoring systems, staples used for roofing and
                                          packaging
Structural Connectors...................  embedded truss anchors, beam seats, holddowns, purlin anchors, foundation anchors, post bases,
                                          column caps, joist hangers, strap ties, framing
                                          anchors, seismic and hurricane ties
Power Tools.............................  hammer drills, rotary hammers, grinders, breaker hammers, demolition hammers, saws, routers,
                                          cordless drills and saws
Waterproofing Materials.................  negative side water proofing products, coatings and sealers, hydraulic cement, membrane protection
                                          systems, bentonite waterproof systems
Light Construction Equipment............  brick and block saws, power trowels, concrete saws and coring equipment, compactors, concrete mixers,
                                          generators, pumps, compressors, concrete screeds
                                          and material spreaders, surveying instruments,
                                          pipe/conduit cutting, bending and threading
                                          equipment
Cutting Tools...........................  diamond concrete cutting blades, diamond brick/block cutting blades, diamond coring bits,
                                          saw blades for cutting wood, plastics and metal,
                                          abrasive blades for cutting masonry, concrete and
                                          metal
Rental Tools, Equipment and Braces......  tilt-up braces, compressors, generators, man-lifts, concrete finishing machines and saws, pressure
                                          washers, sprayers

            PRODUCT CATEGORY                            TYPES OF PRODUCTS SOLD
----------------------------------------  ---------------------------------------------------
Drainage Materials......................  surface drainage systems, plastic drainage pipe, ground stabilization fabric, subsurface drainage
                                          systems, filter fabric
Landscape Lighting......................  wire and cable, transformers, outdoor fixtures, pathway lights, step and deck lights, underwater
                                          lights, bulbs and connectors
Accessories.............................  safety equipment and barricades, welding equipment and supplies, brooms, mops, buckets, water coolers,
                                          boots, gloves, hard hats, lubricants

  Store Design

     All of the Company's branches are well-stocked and staffed by highly trained sales personnel. The Company's prototypical store format consists of approximately 15,000 to 20,000 square feet of interior floor space, plus an adjacent outdoor storage yard of approximately equal square footage. The majority of the Company's original branches are designed as open warehouses providing the customer complete access to the products in stock both inside the store and in the adjacent outdoor storage yards. The Company believes that the open warehouse design of its branches, where its customers can browse through the aisles, gives the Company a competitive advantage over most traditional contractor suppliers whose branches have small showrooms and sales counters.

     The Company expects to convert the eight branches acquired since February 1997 to the Company's business model over the next year. This conversion process is being scheduled to avoid the disruption of day-to-day operations during busy quarters.

  Customers

     White Cap sells to a variety of professional general and specialty building trade contractors in all three of the customer categories described above. The Company's primary customers include general, concrete, framing, waterproofing, landscape, grading, electrical and mechanical contractors. The Company believes that the professional relationships maintained through its outside sales force with its customers are of critical importance. The Company's revenues are divided approximately equally between contractors engaged in residential construction and contractors engaged in commercial or infrastructure construction and maintenance projects.

     As of June 30, 1997, White Cap had over 16,000 customers that have purchased at least one item on open account during the past 12 months, in addition to customers that do not have established credit accounts and pay upon purchase. No one customer generates more than 1% of pro forma net sales. For the fiscal year ended March 31, 1997, the Company's top ten customers in the aggregate generated less than 7% of sales.

  Marketing

     The Company has implemented innovative retail merchandising techniques not previously utilized in marketing to medium- and large-sized professional contractors. White Cap was among the first in its industry to utilize "business-to-business" retail marketing techniques and the "open warehouse" merchandising concept in the Company's sales branches. Because of its merchandising and marketing orientation, including innovative catalogs and monthly mailings, creative radio advertising spots and trade show booths, the Company believes, based on a review of sales information of its acquired businesses and potential acquisition candidates, that it attracts three to four times as many customers to its sales branches than most of its competitors. The typical branch implements retail merchandising techniques such as the strategic placement of product groups, innovative product displays and video monitors showing product demonstration tapes. Frequent in-store promotional events, such as power tool demo days, product seminars and customer appreciation days, are examples of a few of the marketing techniques employed by the Company.

     White Cap and its recently acquired companies, Viking Distributing, A-Y Supply and Stop Supply, publish in-stock catalogs, the most recent editions of which list over 11,000 of the best selling SKUs maintained in stock. The 1998 edition of the White Cap in-stock catalog will include SKUs not previously carried by White Cap, many of which were previously carried by the recently acquired companies. The Company's professionally prepared catalog has over 400 pages creatively displaying the broad array of products carried by the Company. The combined catalogs are distributed in the branches and by the outside sales force to approximately 40,000 professional contractors. In addition, the Company publishes monthly the Contractor Trader which features sale pricing on selected products as well as tips and articles of interest to the industry. The Contractor Trader is distributed to over 75,000 professional contractors and other industry participants. The Company has expanded its distribution of the Contractor Trader to cover all customers of A-Y Supply, Stop Supply and Viking Distributing since their acquisition.

  Suppliers

     White Cap enjoys well established relationships with all of its key suppliers and has maintained many of these relationships for over 10 years. The Company is one of the primary distributors for many industry brand names. In some of the markets that the Company serves, it has exclusive or semi-exclusive product distribution agreements, which gives it a competitive advantage on specific product lines. Management believes that outstanding supplier relationships and White Cap's position in the marketplace allow the Company to have one of the lowest inventory costs in the industry. Many of the products carried by the Company are not carried by its competitors, because they cannot provide technical assistance in the field. In addition, many of White Cap's products are specified by architects for particular projects because of the efforts of the Company's professional outside sales force working in conjunction with the manufacturer's architectural sales representatives. Many of its top suppliers differentiate the Company as an "industrial distributor" as opposed to a "DIY retailer." In some instances this gives the Company access to a manufacturer's "full product line," lower prices and more favorable credit terms.

     The Company purchases from more than 1,200 suppliers, 98% of which are manufacturers. The fact that no one supplier accounts for more than 10% of its purchases minimizes the effects of supplier-related product shortages. The Company carries major brands such as those identified in the following table.

Air Nail Company
American Honda Motor
  Company, Inc.
Black and Decker (U.S.), Inc.
Davis Wire Corporation
Dayton Superior Corp.
Diamond Products
Electricord/A Leviton Company
Hitachi Power Tools U.S.A., Ltd.
Itochu Building Products
  Company, Inc.
ITW Ramset/Red Head
Knaack Manufacturing Company
L.M. Scofield Company
Makita U.S.A. Inc.
Master Builders Technologies
Milwaukee Electric Tool
  Corporation
Motorola Corporation
Multiquip, Inc.
Nicolon/Mirafi Group
Pacific Polymers, Inc.
Pacific Stihl, Inc.
Sika Corporation
Simpson Strong-Tie Company,
  Inc.
S-B Power Tool Company
Soff-Cut International
Stanley-Proto Industrial Tools
3M
W.R. Meadows, Inc.
Werner Ladder Company
Weyerhaeuser Company

MANAGEMENT INFORMATION SYSTEMS

     The Company has made substantial investments in computer hardware and the development of computer software applications which it believes allow the Company to achieve cost savings, deliver superior customer service and centrally manage its operations. As part of the integration of the White Cap business model at acquired companies, branches are linked to the Company's central computer system and are converted to the Company's software applications, including point-of-sale, order processing, order fulfillment, inventory management, purchasing and financial reporting. White Cap's software applications are continually being developed and enhanced. The Company has recently installed a customized software package that provides order entry, purchasing, inventory control, accounts receivable, accounts payable and financial statement reporting. The software also provides a fully integrated distribution/warehouse management system. The

Company's new software is specifically designed to track on a real-time basis the inventory level of each SKU by branch, forecast demand by SKU and calculate optimum reorder quantities and lead times to maximize fill rates while minimizing inventory carrying costs.

     The Company's inventory management software is designed to minimize the Company's cost of goods sold by forecasting and analyzing sales history for every SKU in its inventory. The system can then calculate order quantities and lead times and determine the lowest cost source of supply. Each and every order is tracked from data entry to will call or delivery. Utilizing its customer support software, the Company's customer service representatives are able to inform customers on a real-time basis of the Company's in-stock position and recommend an array of substitute products for discontinued or out-of-stock items. In addition, the Company's system has the ability to accept and cross-reference the product codes of suppliers and manufacturers, Universal Product Codes (UPCs) and its own proprietary product codes. The Company is implementing EDI in order to streamline purchasing, accounts receivable and accounts payable.

CUSTOMER CREDIT

     Approximately 80% of White Cap's sales are on open account, managed by White Cap's in-house credit department. The Company offers its customers several credit options including: 2% tenth prox credit terms, job-based credit lines, revolving private label third party charge accounts and third party equipment leasing lines. Unlike the large home centers, which do not create a "direct" receivable from their customers, the Company utilizes its own credit facility to allow its customers to charge their purchases. Each in-house account is opened and credit terms are set according to the customer's creditworthiness and purchasing profile after review by White Cap's credit department. Each account is put on a real-time monitoring status and assigned an in-house credit manager who communicates directly with the customer on any credit-related issues. In addition, most state lien laws allow the Company to file a preliminary lien notice with the owner of the real property, the lender and the general contractor that the Company has extended credit for materials used in the improvement of real property. A properly filed preliminary notice gives the Company certain legal remedies, including lien rights, which allow it to look beyond its customer for the recovery of a past due job-based receivable.

     Historically, White Cap has experienced a net accounts receivable write-off rate averaging 0.3% of net sales over the period from January 1992 to March 1997. The Company believes its collection performance can be attributed to: (i) a credit department with extensive experience in construction credit; (ii) a real-time customized accounts receivable software package; (iii) thorough screening of all new accounts; and (iv) the ongoing monitoring and reevaluation of existing accounts.

COMPETITION

     White Cap competes against a broad range of building material dealers, specialty contractor suppliers, home centers, retail hardware stores and mail order marketers within the markets it serves. The majority of traditional contractor suppliers in the Company's markets have only one or two locations. White Cap competes with several multiple branch operators, all of whom management believes have lower annual revenues than White Cap. Several specialty contractor suppliers with revenues greater than the Company also compete in the Company's markets, including Carlson Corporation, which specializes in fasteners; Hilti Fastening Systems -- USA, which specializes in fastener systems and power tools; and Fasteners, Inc., which specializes in tools and fasteners. The Company believes that it provides a much wider range of products to service more of the professional contractor's needs than these specialty contractor suppliers.

     The Company believes its focus on medium- and large-sized pro-contractors distinguishes it from home center chains, whose primary emphasis is on the DIY consumer market and small maintenance and home improvement contractors. The Company believes that the services it offers the pro-contractor and the relationship of its sales force with the professional contractor would be difficult for home centers to replicate under their current structure which is oriented more towards the DIY consumer market. However, the Company believes that home centers are attempting to gain market share among medium-sized professional contractors, by providing limited delivery services and limited commercial credit facilities. In addition, the

Company believes that the largest of such chains have explored, and continue to explore, competing in the medium and large pro-contractor categories through in-house contractor sales efforts.

PROPERTIES

     The Company's corporate headquarters and main distribution facility are located in approximately 38,000 square feet of leased space (plus an adjacent yard area of approximately 70,000 square feet) at 3120 Airway Avenue, Costa Mesa, California. This facility is strategically located close to key major freeways and is situated adjacent to Orange County's John Wayne Airport. White Cap's credit and inventory control departments are operated from a separate leased office facility in Santa Ana, California.

     Approximately 40% of the SKUs stocked by the Company in its branches are warehoused at its distribution facility in Costa Mesa, California. The Company is implementing a program to increase drop-shipments by its suppliers directly to branches and as a result expects the percentage of goods warehoused in the distribution facility to continue to decline. The Company's fleet of transfer trucks make scheduled deliveries from its distribution facilities to its 17 California branches. In addition, common carriers are used to resupply the Company's out-of-state branches.

     The Company maintains 20 branch locations in California, Nevada, Arizona, and Colorado, all of which are leased. The leases for these 20 branches expire at various periods between 1998 and 2007. The aggregate annual lease payments on these properties, as of July 1997 was approximately $2,200,000. The Company also owns a 7,500 square foot warehouse facility adjacent to its Las Vegas branch. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as needed to facilitate the Company's growth strategy. The following sets forth information concerning the Company's operating facilities.

                                                         BUILDING SQUARE     YARD SQUARE
                    BRANCH LOCATION                          FOOTAGE           FOOTAGE        TOTAL
-------------------------------------------------------  ---------------     -----------     -------
Chatsworth, CA.........................................       20,020            41,230        61,250
San Diego, CA..........................................       16,261            41,951        58,212
Santa Ana, CA..........................................       27,504            31,536        59,040
Paramount, CA..........................................       22,320            21,710        44,030
Sacramento, CA.........................................       23,200            19,680        42,880
Ventura, CA............................................       13,158            22,370        35,528
Riverside, CA..........................................       17,670            17,925        35,595
San Juan, CA...........................................       14,970            17,362        32,332
Fresno, CA.............................................       21,040             6,390        27,430
Thousand Palms, CA.....................................        7,840            15,316        23,156
Temecula, CA...........................................        9,430            13,650        23,080
Stockton, CA...........................................       10,500             8,925        19,425
San Leandro, CA........................................       13,452             6,629        20,081
Santa Rosa, CA.........................................       11,100               630        11,730
San Francisco, CA......................................       52,000            20,000        72,000
Dublin, CA.............................................       10,000                 0        10,000
San Jose, CA...........................................        9,800             3,000        12,800
Phoenix, AZ............................................       13,230            24,400        37,630
Denver, CO.............................................        9,676            10,076        19,752
Las Vegas, NV..........................................       10,505            21,095        31,600
                                                             -------           -------       -------
          Total........................................      333,676           343,875       677,551
                                                             =======           =======       =======

EMPLOYEES

     As of July 31, 1997, White Cap had approximately 640 employees, consisting of approximately 106 at its Costa Mesa, California headquarters and 534 at its branch locations. White Cap's sales force consists of 178 sales professionals. The Company considers its relations with its employees to be satisfactory.

LITIGATION

     The Company is from time to time a party to litigation arising in the normal course of its business. Management believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE COMPANY

     The directors, executive officers and key employees of the Company and their respective ages and positions are as follows:


       NAME            AGE                                 POSITION
-------------------    ---     -----------------------------------------------------------------
Greg Grosch            50      Chairman of the Board of Directors, Chief Executive Officer and
                               President
Richard Gagnon         44      Senior Vice President and National Sales Manager
Dan Tsujioka           48      Executive Vice President -- Merchandising, Secretary and Director
Chris Lane             36      Chief Financial Officer and Director
Jack Karg              48      Vice President and Chief Operations Officer
Brian Etter            32      Vice President and Treasurer
Gary Zwilling          50      Director of Credit
Charles Gruden         48      Director of Human Resources
Michael Monroe         48      Regional Vice President Sales
Albert Malatesta       57      Regional Vice President Branch Operations
Mark King              37      Director
James Johnson          59      Director
Charles Hamilton       49      Director


     Mr. Grosch is Chairman, Chief Executive Officer and President of the Company and has nearly 25 years experience in retailing. In 1976, Mr. Grosch formed White Cap Industries, Inc. and since then has directed and been directly involved in all aspects of the business and implementation of the Company's growth strategy. Prior to joining the Company, Mr. Grosch held sales and marketing positions with a major regional grocery chain and a national oil company. Mr. Grosch holds a Bachelor's Degree in marketing from California State University -- Northridge.

     Mr. Tsujioka joined the Company in November 1996 as Executive Vice President and was elected Director in February 1997. In July 1997, Mr. Tsujioka was appointed Executive Vice President -- Merchandising, with responsibility for Company-wide merchandising. Mr. Tsujioka was a member of the original founding group and the first general manager of Home Depot, Inc., where he started the first prototype warehouse for Home Improvement Supplies (the predecessor to Home Depot). Mr. Tsujioka was with Home Depot and its predecessors from 1980 to 1989. From 1994 to 1995, Mr. Tsujioka served as Vice President of Special Projects for Home Depot training store managers and district managers in a "back to basics" training program. From 1995 to 1996, Mr. Tsujioka was Vice President of Merchandising for Home Depot. From 1989 to 1993, Mr. Tsujioka was retired.

     Mr. Gagnon joined the Company in 1979. Since 1985, he has been Senior Vice President and National Sales Manager of the Company overseeing the Company's sales force. Mr. Gagnon has over twenty years experience in the contractor supplier industry and also holds a California contractor's license.

     Mr. Lane has been a special consultant to the Company since 1995 and was appointed Chief Financial Officer of the Company in April 1997. Mr. Lane was elected as a Director of the Company in February 1997. From 1992 to 1997, Mr. Lane performed merger and acquisition and litigation support services as a partner with the Orange County, California accounting firm of Kieckhafer, Lane & Schiffer LLP. From 1986 to 1992, Mr. Lane was with Arthur Andersen LLP. He was an Audit Manager when he left the firm in 1992. In June 1997, Mr. Lane also entered into an agreement with KRG Capital agreeing to act as a Director of KRG Capital.

     Mr. Karg joined the Company in 1995 as Chief Operations Officer. From 1979 to 1995, Mr. Karg was employed at Audiovox Corporation, where he progressed from Credit Manager handling thirteen western states to Assistant Vice President of West Coast Operations to Vice President of Western Operations in 1988.

As Vice President of Western Operations, Mr. Karg was responsible for all aspects of operations of Audiovox's automotive and cellular businesses.

     Mr. Etter joined the Company in July 1997 as Vice President and Treasurer. From 1992 to 1997, Mr. Etter was employed with Apria Healthcare Group ("Apria"), where he progressed from Finance Manager to Director of Operational Finance in 1994. As Director of Operational Finance, Mr. Etter was responsible for the financial management and analysis of over 350 branches and five divisions. At Apria, Mr. Etter actively participated in the planning and integration of over 35 acquisitions and in the merger of the two largest competitors in the home healthcare industry. From 1989 to 1992, Mr. Etter was with Arthur Andersen & Company. He was an Audit Senior in the Enterprise Group when he left the firm in 1992.

     Mr. Zwilling joined the Company in August of 1985 and serves as Director of Credit. Previously, he spent three years with Knox Industrial Supply as credit manager and six years with Orco Construction Supply as credit manager and controller.

     Mr. Gruden joined the Company in April 1997 and serves as Director of Human Resources. Previously, Mr. Gruden spent seven and half years at IKEA as an Area Human Resource Manager and was responsible for over 1,000 employees in IKEA's Western region.

     Mr. Monroe joined the Company in June 1997 as Regional Vice President Sales. From 1982 to June 1997 he was the President and an owner of Viking Distributing. From 1977 to 1982, Mr. Monroe was an Outside Sales Representative for Viking Distributing Supply Company.

     Mr. Malatesta joined the Company in June 1997 as Regional Vice President Branch Operations. From 1982 to June 1997, he was the Vice President, Operations Manager, and an owner of Viking Distributing. Previously, Mr. Malatesta spent twenty-six years at R&H Wholesale Hardware where he progressed to General Manager.

     Mr. King has been a director of the Company since February 1997. Mr. King is the founder and Managing Director of KRG Capital. Mr. King has 14 years experience as a senior executive, an investment banker and the lead principal in the completion of 15 strategic acquisitions involving middle market companies. From September 1994 to January 1996, Mr. King served as Vice President of LM Capital Corporation, a registered investment advisor specializing in private and public equity investments and strategic acquisitions. From 1988 to 1992, Mr. King was the Co-Founder, President and Vice Chairman of Industrial Services Technologies, Inc. ("IST"), a provider of maintenance services to the refinery, fertilizer and chemicals industries and from 1992 to the present, he has served as Vice Chairman of IST. Mr. King serves as a director of various private companies.

     Mr. Johnson has been a director of the Company since February 1997. Mr. Johnson is the co-founder of and has been a Managing General Partner of Apex Investment Partners, a Chicago based manager of investment funds, since 1988. Prior to founding Apex, from 1986 to 1988, Mr. Johnson was the co-founder and general partner of Knightsbridge Partners, an investment banking firm. From 1974 to 1986, Mr. Johnson served in various positions, including Senior Vice President, with Beatrice Companies. From 1965 to 1974, Mr. Johnson held various positions, including Senior Manager, with KPMG Peat Marwick. Mr. Johnson serves as a director of various private companies.

     Mr. Hamilton has been a director of the Company since February 1997. Mr. Hamilton has over 26 years of investment experience in the fields of securities analysis, corporate finance and venture capital. He is currently a principal in the private equity group at Robertson, Stephens & Company, where he has also served as a managing director since 1981. Mr. Hamilton has served as a director of numerous venture-financed companies in recent years and he is presently on the board of eight private companies.

     At present all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. There are no family relationships between any of the Directors or executive officers of the Company. Following the consummation of the Offering each director shall serve until the following annual meeting when a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

     In addition, following the consummation of the Offering, the Company intends to appoint at least two additional outside directors.

COMMITTEES OF THE BOARD

     The Board of Directors has established an Audit Committee and a Compensation Committee. The initial members of the Audit Committee are Messrs. King, Johnson and Hamilton. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal accounting policies and practices. The initial members of the Compensation Committee are Messrs. King, Johnson and Hamilton. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans. The Company expects that the two outside directors appointed following the Offering will join the Audit and Compensation Committees.

COMPENSATION OF EXECUTIVE OFFICERS

     The following tables set forth the cash compensation of the Chief Executive Officer and the three other most highly compensated executive officers of the Company for the year ended March 31, 1997. No other person who served as an executive officer of the Company during the fiscal year ended March 31, 1997 received compensation which exceeded $100,000 for such year.

                                                       CASH COMPENSATION(A)
                                                       ---------------------        ALL OTHER
   OFFICERS          CAPACITIES IN WHICH SERVED         SALARY      BONUS(B)     COMPENSATION(C)
---------------  ----------------------------------    --------     --------     ---------------
Greg Grosch      Chairman, President and Chief         $408,763     $     --         $33,419
                 Executive Officer
Richard Gagnon   Senior Vice President and National     190,649      121,507           5,218
                 Sales Manager
Gary Joslin      Treasurer(d)                           157,500        2,000              --
Jack Karg        Vice President and Chief                97,731       30,000              --
                 Operations Officer

---------------

(a) Amounts shown include compensation for services rendered in all capacities to White Cap during the year ended March 31, 1997.

(b) Includes all cash bonuses earned during year ended March 31, 1997 and paid during the year ended March 31, 1997 or subsequent thereto. Also includes all cash bonuses paid during year ended March 31, 1997 for services rendered during the year ended March 31, 1996.

(c) Amounts shown include the Company's contribution to the named individuals' 401(k) plan, life insurance and additional disability and unemployment policies.

(d) Mr. Joslin also served as the Company's Chief Financial Officer during the fiscal year ended March 31, 1997. Mr. Joslin resigned from his position with the Company in July 1997.

STOCK OPTION GRANTS

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following discloses options granted during the year ended March 31, 1997 for the executives named in the compensation table above.

                                                                                            Potential Realizable
                                            Individual Grants                             Value at Assumed Annual
                     ----------------------------------------------------------------       Rates of Stock Price
                        NUMBER OF        % of Total                                             Appreciation
                        SECURITIES      Options/SARs                                       for Option Term(d)(e)
                        UNDERLYING       Granted to                                    ------------------------------
                       OPTIONS/SARS     Employees in     Exercise of     Expiration      5% Annual       10% Annual
        NAME         GRANTED(#)(a)(b)  Fiscal Year(%)   Base Price($)     Date(c)      Growth Rate($)  Growth Rate($)
-------------------- ----------------  ---------------  -------------  --------------  --------------  --------------
Greg Grosch              --               --               --                --            --              --
Richard Gagnon           --               --               --                --            --              --
Gary Joslin              --               --               --                --            --              --
Jack Karg                 24,795             3.8%           $2.48      March 31, 2007     $ 38,693        $ 97,654

---------------

(a) All of such options were granted under the Existing Plan (as defined).

(b) The options vest in equal installments over a five-year period.

(c) The options granted are subject to earlier termination and repurchase upon the occurrence of certain events related to termination of employment.

(d) The dollar amounts in these columns represent potential value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the market price of the Common Stock appreciates in value from the date of the grant at the 5% and 10% annual rates prescribed by regulation, and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.

(e) In calculating the potential realizable value, the Company used an estimated market price of $2.48 per share as of the grant date.

COMPENSATION OF DIRECTORS

     Member of the Company's Board of Directors serve without cash compensation. Upon completion of the Offering, directors will be eligible for incentive awards under the Incentive Plan (as defined). See "-- Equity Incentive Plan."

EMPLOYMENT AGREEMENTS

     Grosch Employment Agreement. In November 1996, the Company and Mr. Grosch entered into an employment agreement (the "Grosch Employment Agreement") providing for Mr. Grosch's employment as Chairman, President and Chief Executive Officer. The initial employment period expires November 2001 and will automatically extend for successive one year periods thereafter unless the Company or Mr. Grosch gives notice of intent not to renew.

     The Grosch Employment Agreement provides for an initial base salary of $300,000 plus (i) an annual incentive bonus based upon the Company's operating performance and (ii) specified cost of living increases. In addition, the Company has taken out a key man life insurance policy on Mr. Grosch's life payable to the Company but assigned to the Company's lenders.

     Upon termination by Mr. Grosch for good reason or termination by the Company without cause, Mr. Grosch would be entitled to receive his base salary during the period that is the lesser of (i) three years or (ii) the remainder of the term, plus a supplemental severance payment. The Grosch Employment Agreement also provides that the Company may terminate Mr. Grosch for cause, and Mr. Grosch would be entitled to receive his base salary during the period that is the lesser of (i) two years or
(ii) the remainder of the term, plus a maximum supplemental severance payment of $375,000. The Grosch Employment Agreement includes a confidentiality provision and a non-solicitation provision.


     Gagnon Employment Agreement. In February 1997, the Company and Mr. Gagnon entered into an employment agreement (the "Gagnon Employment Agreement") providing for Mr. Gagnon's employment as Senior Vice President and National Sales Manager of the Company. The initial employment period expires February 2002 and shall automatically extend for successive one year periods thereafter unless the Company or Mr. Gagnon gives notice of intent not to renew.



     The Gagnon Employment Agreement provides for an initial base salary of $200,000 plus (i) an annual fixed bonus of $100,000 based on the Company's operating performance, (ii) an annual variable incentive bonus based upon the Company's operating performance, (iii) specified cost of living increases and
(iv) an additional incentive bonus of $1,000,000, payable after three years. The Company has accelerated the additional incentive bonus as of September 16, 1997.


     Upon termination by Mr. Gagnon for good reason or termination by the Company without cause, Mr. Gagnon would be entitled to receive (i) his base salary during the period that is the lesser of twelve months or the remainder of the term, and (ii) a prorated portion of any fixed or variable bonus earned through the date of termination. The Gagnon Employment Agreement also provides that if the Company terminates Mr. Gagnon for cause or if Mr. Gagnon employment terminates as a result of voluntary resignation, he would be entitled to receive his base salary only through the date of termination.

     The Gagnon Employment Agreement also includes a confidentiality provision, a non-solicitation provision, and a nondisclosure and invention and copyright assignment agreement.

1997 INCENTIVE AND STOCK OPTION PLAN

     In 1997, the Company adopted the 1997 Long Term Incentive and Stock Option Plan of White Cap Industries, Inc. (the "Existing Plan") designed to provide incentives to present and future executive, managerial, marketing, technical, other key employees, and consultants and advisors of the Company and its subsidiaries as may be selected in the sole discretion of the Company's Board of Directors. The Existing Plan provided for aggregate option grants of up to 660,848 shares. As of June 30, 1997, options to purchase an aggregate of 647,273 shares of Common Stock at an exercise price of $2.48 per share were outstanding under the Existing Plan. No additional grants shall be made under the Existing Plan after the consummation of the Offering.

EQUITY INCENTIVE PLAN

     In connection with the Offering, the Company has adopted the 1997 Long-Term Equity Incentive Plan (the "Incentive Plan") designed to update and replace the Existing Plan.

     The Incentive Plan provides for the granting to directors, employees and other key individuals who perform services for the Company and its subsidiaries ("Participants") of the following types of incentive awards: stock options, stock appreciation rights ("SARs"), restricted stock, performance units, performance grants and other types of awards that the Compensation Committee of the Board (the "Committee") deems to be consistent with the purposes of the Incentive Plan. An aggregate of 500,000 shares of Common Stock have been reserved for issuance under the Incentive Plan. The Incentive Plan affords the Company latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.

     The Committee will have exclusive discretion to select the Participants and to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan is scheduled to terminate ten years from the date that the Incentive Plan was initially approved and adopted by the stockholders of the Company, unless extended for up to an additional five years by action of the Board of Directors. With limited exceptions, including termination of employment as a result of death, disability or retirement, or except as otherwise determined by the Committee, rights to these forms of contingent compensation are forfeited if a recipient's employment or performance of services terminates within a specified period following the award. Generally, a Participant's rights and interest under the Incentive Plan will not be transferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

     Options, which include nonqualified stock options and incentive stock options, are rights to purchase a specified number of shares of Common Stock at a price fixed by the Committee. The option price may be less than, equal to or greater than the fair market value of the underlying shares of Common Stock, but in no event shall the exercise price of an incentive stock option be less than the fair market value on the date of grant. Options generally will expire not later than ten years after the date on which they are granted. Options will become exercisable at such times and in such installments as the Committee shall determine. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or Common Stock of the Company) as the Committee may determine.

     An SAR may be granted alone, or in tandem with options, either at the time of grant of the related option or by amendment thereafter to an outstanding option. SARs granted in tandem with options shall be exercisable only when, to the extent and on the condition that any related option is exercisable. The exercise of an option shall result in an immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR shall cause an immediate forfeiture of any related option to the extent the SAR is exercised.

     Upon the exercise of an SAR, the Participant shall be entitled to a distribution in an amount equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price of the SAR or, in the case of SARs granted in tandem with options, any option to which the SAR is related, multiplied by the number of shares of Common Stock as to which the SAR is exercised. The Committee shall decide whether such distribution shall be in cash, in shares of Common Stock having a fair market value equal to such amount, in other securities having a fair market value equal to such amount or in a combination thereof.

     A restricted stock award is an award of a given number of shares of Common Stock which are subject to a restriction against transfer and to a risk of forfeiture during a period set by the Committee. During the restriction period, the Participant generally has the right to vote and receive dividends on the shares. Dividends received while under restriction are treated as compensation.

     Performance awards are those whose final value, if any, is determined by the degree to which specified performance objectives have been achieved during an award period set by the Committee, subject to such adjustments as the Committee may approve based on relevant factors. Performance objectives are based on such measures of performance, including, without limitation, measures of Company, unit or Participant performance, or any combination of the foregoing, as the Committee may determine. The Committee may make such adjustments in the computation of any performance measure as it deems appropriate. The Committee shall determine the portion of each performance award that is earned by a participant on the basis of the Company's performance over the performance cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in shares of Common Stock, cash, other securities of the Company, or any combination thereof, as the Committee may determine.

     Upon the liquidation or dissolution of the Company all outstanding awards under the Incentive Plan shall terminate immediately prior to the consummation of such liquidation or dissolution, unless otherwise provided by the Committee. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate in the number and kind of shares or other property reserved for issuance under the Incentive Plan, in the number and kind of shares or other property covered by grants previously made under the Incentive Plan, and in the exercise price of outstanding options and SARs. In the event of any merger, consolidation or other reorganization in which the

Company is not the surviving or continuing corporation or in which a change in control is to occur, all of the Company's obligations regarding options, SARs performance awards, and restricted stock that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash).

     Certain Federal Tax Consequences under the Incentive Plan. The following discussion addresses certain federal income tax consequences under current law to recipients of awards made under the Incentive Plan. The following discussion is intended only as a general summary of the federal income tax consequences arising under the Incentive Plan based upon the Internal Revenue Code (the "Code") as currently in effect. Because federal income tax consequences will vary as a result of individual circumstances, each Participant should consult his tax advisor with respect to the tax consequences of such participation. Moreover, the following summary relates only to a Participants' federal income tax treatment, and the state, local and foreign tax consequences may be substantially different.

     A Participant to whom a nonqualified stock option is granted will not recognize any income at the time of the grant. When a Participant exercises a nonqualified stock option, he generally will recognize ordinary compensation income equal to the difference, if any, between the fair market value of the Common Stock he receives at such time and the option's exercise price. The Participant's tax basis in such shares will be equal to the exercise price paid plus the amount includable in his gross income as compensation, and his holding period for such shares will begin on the day on which he recognizes taxable income in respect of such shares.

     A Participant to whom an incentive stock option is granted will not recognize any ordinary income at the time of grant or at the time of exercise. However, upon the exercise of an incentive stock option, the Participant generally will be required to include the excess of fair market value of the Common Stock over the option's exercise price in his alternative minimum taxable income and, as a result, he may be subject to an alternative minimum tax ("AMT"). In order to obtain incentive stock option treatment for federal income tax purposes, a Participant (i) must be an employee of the Company or a subsidiary continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must exercise an incentive stock option within three months after such termination, except if disabled, in which case exercise may occur within one year from the date of termination of employment. If a Participant holds Common Stock received upon the exercise of an incentive stock option for more than one year after exercise and more than two years after the option was granted (the "Statutory Holding Periods"), then upon a sale of such Common Stock he will recognize long-term capital gain or loss equal to the difference, if any, between the sale price of such shares and the option's exercise price. If the Participant has not held such shares for the Statutory Holding Periods, when he sells such shares (a "disqualifying disposition") he will recognize ordinary compensation income equal to the lesser of (i) the excess, if any, of the fair market value of such shares on the date of exercise over the exercise price or (ii) the excess, if any, of the sale price over the exercise price. Any additional gain or any loss on such sale will constitute capital gain or loss, short- or long-term depending upon whether the Participant has held the Common Stock for more than one year after the exercise date. The tax basis of such shares to the Participant, for purposes of computing such other gain or loss, will be equal to the exercise price paid plus the amount includable in his gross income as compensation, if any.

     A participant will not recognize any taxable income as a result of the inclusion of SARs in a nonqualified stock option or an incentive stock option. At the time of exercise, a Participant generally will recognize ordinary compensation income in an amount equal to the cash and the fair market value of the Common Stock he receives to satisfy his SARs. The Participant's tax basis in any such shares received pursuant to a SAR will be equal to the amount includable in his gross income as compensation in respect of such shares, and the Participant's holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares.

     With respect to restricted stock awards, unless he files a timely election with the Internal Revenue Service under Section 83(b) of the Code (a "Section 83(b) election"), a Participant who receives Common Stock pursuant to a restricted stock award will not recognize any taxable income upon the receipt of such award, but will recognize taxable compensation income at the time his interest in such shares is no longer subject to the repurchase option imposed by the Plan in an amount equal to the fair market value of such shares at such time. Alternatively, by filing a
Section 83(b) election within 30 days after the shares are granted, the Participant may elect to recognize ordinary income equal to the fair market value of the shares on the grant date. In either event, the Participant's tax basis in such shares will be equal to the amount includable in his gross income as compensation, and his holding period for such shares will begin on the date his compensation income is determined. If a Participant does not make a Section 83(b) election, dividends paid on restricted stock awards will be includable in his income as compensation when received.

     A Participant to whom a performance grant award is made will not recognize taxable income at the time such award is made. Such Participant generally will recognize taxable income, however, at the time cash, Common Stock or other Company securities or property are paid to him pursuant to such award in an amount equal to the amount of such cash and the fair market value at such time of such shares, securities or property. The tax basis of any such shares, securities or property received by a Participant pursuant to a performance grant award will be equal to the amount includable in his gross income as compensation in respect of such shares, securities or property, and the holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a Participant with respect to his performance grant award should generally be regarded as compensation.

     If a Participant who receives Common Stock under the Incentive Plan (whether pursuant to the exercise of an option, as a restricted stock award, or as a performance grant award) is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such recipient, an "Insider"), the tax consequences may be different from those described above. Generally, an Insider will not recognize income (or, in the case of the exercise of an incentive stock option, alternative minimum taxable income) on receipt of Common Stock. However, by filing a Section 83(b) election with the Internal Revenue Service no later than 30 days after the date of transfer of property (e.g., after exercise of a nonqualified stock option that was granted within six months of such exercise), an Insider may elect to be taxed based upon the fair market value of the Common Stock at the time of such transfer.

     Subject to certain limitations described in the next paragraph, the company for which a Participant is performing services generally will be allowed to deduct amounts that are includable in the Participant's income as ordinary compensation income at the time such amounts are so includable, provided that such amounts qualify as reasonable compensation for personal services actually rendered.

     With limited exceptions, the Company may not deduct certain compensation paid to its chief executive officer or any of its four other highest paid executives to the extent such compensation exceeds $1 million in any taxable year. Depending on the circumstances, some or all of the compensation paid to such an executive under the Incentive Plan may be nondeductible.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table and footnotes below sets forth certain information regarding beneficial ownership of the Common Stock as of September 15, 1997, assuming exercise of options exercisable with 60 days of the date hereof, by (i) each person or entity who owns of record or beneficially 5% or more of the Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and each other executive officer quoted in the Summary Compensation Table and (iv) all officers and directors of the Company as a group. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

                                                        PERCENTAGE OF SHARES
                                                          OF COMMON STOCK         PERCENTAGE OF SHARES OF
                                NUMBER OF                BENEFICIALLY OWNED      COMMON STOCK BENEFICIALLY
                                SHARES OF                   PRIOR TO THE              OWNED AFTER THE
            NAME               COMMON STOCK                OFFERING(i)(j)             OFFERING(i)(j)
-----------------------------  ------------             --------------------     -------------------------
Greg Grosch..................    2,699,690(a)                   42.9%                       26.2%
Dan Tsujioka.................      178,447(b)                    2.8                         1.7
Chris Lane...................      157,761(c)                    2.5                         1.5
Richard Gagnon...............      174,000(d)                    2.8                         1.7
Gary Joslin..................           --                        --                          --
Jack Karg....................        4,959(e)                      *                           *
Mark M. King.................    1,727,273(f)(j)                27.4                        16.8
James A. Johnson.............      843,302(g)(j)                13.4                         8.2
Charles A. Hamilton..........      221,921(h)(j)                 3.5                         2.2
Apex Investment Fund III,
  L.P. and affiliate.........      843,302(g)(j)                13.4                         8.2
KRG Capital Partners, LLC....    1,727,273(f)(j)                27.4                        16.8
All Officers and Directors as
  a Group (9 Persons)........    6,007,353(f)(g)(h)             95.5                        58.4

---------------

 *  Indicates less than one percent.

(a) Includes 269,967 shares held by trusts for the benefit of Mr. Grosch's children.

(b) Includes 8,874 shares held by trusts for the benefit of Mr. Tsujioka's children and options to acquire 7,603 shares which become exercisable on September 30, 1997.


(c) Includes 91,534 shares of restricted stock which vest over a three year period. Includes 21,250 shares held by Mr. Lane's wife.



(d) All of the shares held by Mr. Gagnon were purchased from Mr. Grosch effective February 25, 1997 but 139,200 of such shares remain subject to repurchase by Mr. Grosch in the event Mr. Gagnon leaves the Company prior to February 25, 2001. Twenty-five percent of the remaining 139,200 shares vest each year commencing February 25, 1998 and vested shares are no longer subject to the repurchase right of Mr. Grosch.


(e) Includes options to acquire 4,959 shares which become exercisable on September 30, 1997.


(f) Includes 1,727,273 shares held by members of KRG Capital Investments II, LLC, an investment limited liability company ("KRG II") of which KRG Capital is the manager. The managing directors of KRG Capital are Mark M. King, Bruce L. Rogers and Charles R. Gwirtsman. All the shares held by members of KRG II are subject to a voting agreement providing KRG Capital the right to vote all of such shares. Mr. King is a Managing Director and the founder of KRG Capital and as a result may be deemed to share beneficial ownership of all such shares covered by the voting agreement. Mr. King disclaims beneficial ownership of all shares covered by the voting agreement, other than 339,323 shares held directly by Mr. King, his wife, and a trust formed for the benefit of their children.



(g) Includes 790,375 shares issuable upon exercise of warrants held by Apex Investment Fund III, L.P. and 52,927 shares issuable upon exercise of warrants held by Apex Strategic Partners LLC. Mr. Johnson is the President of Stellar Investment Co., a managing member of Apex Management III, LLC, which is the sole general partner of Apex Investment Fund III, L.P. and the Manager of Apex Strategic Partners, LLC. As a result, Mr. Johnson may be deemed to share beneficial ownership of such shares, although he disclaims such beneficial ownership.


(h) Includes 221,921 shares held by Bayview Investors, L.P. Mr. Hamilton is a managing director of BancAmerica Robertson Stephens, the general partner of Bayview Investors, Ltd.


(i) Total outstanding shares include the following: (i) 39,215 shares issuable to the former shareholders of A-Y Supply upon conversion of a subordinated convertible promissory note (determined by dividing $500,000 by 75% of the midpoint of the range of the initial public offering price per share); (ii) 19,607 shares issuable to the former owners of Stop Supply upon exercise of a warrant (determined by dividing $250,000 by 75% of the midpoint of the range of the initial public offering price per share); (iii) 1,176,184 shares issuable upon exercise of warrants held by Apex, Bayview and Argentum; and (iv) 129,454 shares issuable upon exercise of currently vested stock options granted to employees of the Company. Does not include 104,400 shares issuable upon conversion of Series B Preferred Stock held by the former owners of Viking Distributing which are subject to a repurchase right by the Company if certain performance targets are not achieved for the Northern California operations of the Company.

(j) Shares and percentages are calculated without giving effect to the Underwriters' over-allotment option. Assuming the Underwriters' over-allotment option is exercised, up to 255,000 shares (42.5% of the over-allotment shares) will be sold by certain stockholders of the Company. In such event, the percentage of total shares beneficially owned by Apex, Bayview, Argentum and KRG Capital will be 6.9%, 1.8%, .9% and 15.3%, respectively.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The total amount of authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). Upon completion of the Offering, 10,294,028 shares of Common Stock will be issued and outstanding, and no shares of Preferred Stock will be outstanding other than 60,000 shares of Series B Preferred Stock described below. The discussion herein describes the Company's capital stock, the Certificate of Incorporation and Bylaws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of September 15, 1997, there were 6,105,752 shares of Common Stock outstanding held by 80 holders of record. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Credit Agreement, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."

     Following consummation of the Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company and no rights to convert their Common Stock into any other securities. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

     Application has been made for the approval for quotation of the Common Stock on Nasdaq under the symbol "WHCP."

PREFERRED STOCK

     The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. If so designated by the Board, a series of Preferred Stock may be subject to redemption for cash, property or rights under circumstances, and subject to conditions, as may be designated by the Board. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding.

     In connection with the acquisition of Viking Distributing, the Company issued 60,000 shares of Series B Convertible Preferred Stock to the former owners of Viking Distributing. The Series B Preferred Stock is nonvoting, has a liquidation preference of $0.10 per share and is convertible into 104,400 shares of Common

Stock following the expiration of the redemption period described below. The Series B Preferred Stock is subject to mandatory redemption at its liquidation value if certain three year compounded growth rates are not achieved for the Company's Northern California operations.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

     The Restated Certificate of Incorporation contains a "fair price" provision pursuant to which any Business Combination (as defined therein) involving an interested stockholder and the Company or any subsidiary would require approval by the affirmative vote of the holders of at least 66 2/3% of the shares of voting stock of the Company. The fair price provision of the Restated Certificate of Incorporation provides that 66 2/3% stockholder vote is not required if the Business Combination is approved by 70% of the continuing directors or if certain procedures and price requirements are satisfied. Instead, the vote, if any, required by applicable Delaware law or by any other provision of the Restated Certificate of Incorporation would be necessary.

     The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

     The Company's By-Laws provide that the number of Directors of the Company will be fixed from time to time exclusively by the Board of Directors. The By-Laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

SECTION 203 OF DELAWARE LAW

     Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     Upon consummation of the Offering, the Company expects to terminate its existing credit agreement and enter into a Credit Agreement (the "Credit Agreement") with Bank of America National Trust and Savings Association will and other institutions party thereto (the "Banks"), pursuant to which the Company will have available borrowings of up to $100 million. Loans under the Credit Agreement consist of $75 million in aggregate principal amount of delayed draw term loans to be used for acquisitions (the "Term Loans") and a $25 million revolving credit facility (the "Revolving Credit Facility"), which will permit the Company to finance working capital, future acquisitions, letters of credit and other general corporate needs. This information relating to the Credit Agreement is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith. The following is a description of the general terms of the Credit Agreement.

     Indebtedness of the Company under the Credit Agreement is guaranteed by all subsidiaries of the Company now owned or hereafter acquired and is secured by a first priority security interest in (i) all capital stock of all direct and indirect subsidiaries of the Company, now owned or hereafter acquired, and (ii) all tangible and intangible property of the Company and its direct and indirect subsidiaries, now owned or hereafter acquired.

     Indebtedness under the Credit Agreement bears interest at a floating rate. Indebtedness under the Revolving Credit Facility (the "Revolving Loans") and the Term Loans bear interest at a rate based (at the Company's option) upon (i) the Base Rate (defined as in the Credit Agreement) or (ii) the Eurodollar Rate (as defined in the Credit Agreement) for one, two, three or six months, in each case. Applicable margins range from 0% to 0.75% in the case of Base Rate loans and 0.875% to 1.75% in the case of Eurodollar loans, depending upon the Company's ratio of total debt to operating cash flow.

     The Term Loans and the Revolving Loans mature four years following the date of initial borrowing. The Credit Agreement provides for mandatory repayments, subject to certain exceptions, of the Term Loans based on certain net proceeds from the sale of equity securities by the Company subsequent to the Offering, asset sales outside the ordinary course of business and insurance proceeds not redeployed.

     The Revolving Loans may be repaid and reborrowed. The Company is required to pay to the lenders under the Credit Agreement a customary commitment fee upon closing, as well as an unused line fee.

     The Credit Agreement contains certain financial covenants which require the Company to maintain: (i) a minimum net worth equal to 80% of the Company's consolidated net worth as of the closing of the Credit Agreement (giving effect to the Offering) plus 50% of consolidated net income of the Company for each fiscal year plus 75% of the net proceeds of future equity offerings; (ii) a maximum consolidated total debt to adjusted EBITDA ratio ranging from 3.5 to 1.0 to 3.0 to 1 over the term of the Credit Agreement; (iii) a minimum fixed charge coverage ratio ranging from 3.0 to 1 to 1.25 to 1 over the term of the Credit Agreement; and (iv) a minimum asset coverage ratio ranging from 0.85 to 1.0 to
1.0 to 1.0 over the term of the Credit Agreement. The Credit Agreement also contains covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisition, mergers and consolidation, prepayments of other indebtedness, liens and encumbrances, capital expenditures and other matters customarily restricted in such agreements.


     The Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA, judgment defaults, failure of any guaranty or security agreement supporting the Credit Agreement to be in full force and effect and change of control of the Company or WCI.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE RECAPITALIZATION

     In February 1997, KRG Capital formed the Company, which acquired all of the outstanding stock of WCI from Greg Grosch, the then sole stockholder, Chairman, President and Chief Executive Officer of WCI, through the Recapitalization. The Company acquired the stock of WCI for (i) $10 million in cash; (ii) a $1.5 million subordinated note; (iii) 87,000 shares of Common Stock; and (iv) Convertible Preferred Stock which will automatically convert into 2,795,390 shares of Common Stock upon consummation of the Offering. In connection with the Recapitalization, shares of redeemable preferred stock and warrants to purchase Common Stock were purchased by three investment funds. Such shares of redeemable preferred stock will be redeemed upon consummation of the Offering. See "Recent Transactions," "Use of Proceeds" and "Principal Stockholders."

MANAGEMENT AGREEMENT

     The Company and WCI are parties to a five-year management agreement with KRG Capital, pursuant to which KRG Capital provides financial management consulting and advisory services. Under the terms of such agreement, (i) the Company paid KRG Capital a transaction closing fee of $300,000 in connection with the closing of Stock Purchase Agreement, dated November 26, 1996, by and between Holdings and Mr. Grosch and (ii) the Company and WCI agreed to pay KRG Capital a base management fee of $250,000 per year. During the year ended March 31, 1997, the Company and WCI paid KRG Capital fees of $62,500 pursuant to such agreement. KRG Capital received an aggregate transaction closing fee from WCI in the amount of $100,000 following the closings of the acquisitions of Stop Supply and Viking Distributing.

     Upon completion of the Offering, KRG Capital, the Company and WCI will terminate the existing management agreement and enter into a transaction advisory agreement pursuant to which the Company and WCI will pay to KRG Capital an annual transaction advisory fee of $200,000 and a formula based transaction fee payable upon the completion of additional acquisitions by the Company or WCI. The transaction fee will be (i) $50,000 for any transactions where the aggregate transaction value is $20 million or less, unless the Board of Directors determines the transaction presented unusual complexities in which case the fee may be adjusted upward upon approval of the Board of Directors, and
(ii) an amount to be agreed upon and approved by the Board of Directors, but in no event less than $50,000, for any transaction where the aggregate transaction value exceeds $20 million.

STOCKHOLDER AGREEMENT

     The Company, KRG Capital, Mr. Grosch and certain affiliates of KRG Capital are parties to an Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), which will take effect upon the closing of the Offering and will have a term of ten years. The Stockholders Agreement provides that so long as Mr. Grosch or parties related to KRG Capital hold at least 5% of the issued and outstanding Common Stock, (i) Mr. Grosch and KRG Capital will each be entitled to designate one director, (ii) the stockholder parties will vote all of their shares for such designees and (iii) KRG Capital will be entitled to have one additional KRG Capital principal attend all board meetings as a non-voting observer.

LEASES

     The Company leases two properties located in Las Vegas, Nevada and San Juan Capistrano, California, respectively, from Greg Grosch and his wife. Both leases were entered into in May 1994 and are six year leases renewable for 4 successive five year terms at the Company's option. Monthly rent under the leases is $5,565 for the Las Vegas property and $9,135 for the San Juan Capistrano property. The terms of each lease are to be renegotiated upon each renewal. Payments under the Las Vegas lease totaled $66,780 in the year ended March 31, 1997, and payments under the San Juan Capistrano lease totaled $109,620 in such year.

     The Company also leases a property in Riverside, California from Black Marlin Investment Company and the Nuttal Trust (the "Landlord"). Black Marlin Investment Company is wholly owned by Mr. and Mrs. Grosch. The Riverside lease has a term of six years expiring in 2002. Monthly rent under the Riverside lease is $7,403. Payments under the Riverside Lease to the Landlord totaled $48,119 in the year ended March 31, 1997.

     The Company is a guarantor of certain indebtedness of Greg Grosch, his wife and the Landlord secured by mortgages on the three properties described above. The Company believes that the terms of the leases described above are no less favorable to the Company than terms that could be obtained with unaffiliated third parties in arms-length transactions.

ISSUANCE OF SENIOR REDEEMABLE PREFERRED SHARES AND WARRANTS


     On February 25, 1997, the Company issued 127,541 shares of its Redeemable Preferred Stock at a purchase price of $3.92 per share and 127,541 warrants to purchase shares of Common Stock at a purchase price of $0.01 per share to Bayview Investors, Ltd., an affiliate of BancAmerica Robertson Stephens & Company. The Company expects to redeem the Redeemable Preferred Stock and pay accrued dividends on such stock with a portion of the net proceeds from the Offering. See "Use of Proceeds" and "Underwriting."



CERTAIN STOCKHOLDERS



     Apex Investment Fund III, L.P., Apex Strategic Partners LLC and Argentum Capital Partners, L.P. combined own more than 10% of both the Common Stock and the preferred equity of the Company. These entities are affiliates of First Analysis Securities Corporation, one of the Underwriters in the Offering.



CREDIT AGREEMENT



     An affiliate of BancAmerica Robertson Stephens is a lender under the Company's Credit Agreement.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering there has been no public market for the Common Stock of the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

     Upon completion of the Offering, the Company will have outstanding 10,294,028 shares of Common Stock (not including (i) 517,819 shares issuable upon the exercise of unvested options held by certain members of management,
(ii) 104,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by the former owners of Viking Distributing which are subject to a repurchase right by the Company if certain performance targets are not achieved for the Northern California operations of the Company and (iii) 500,000 shares reserved for sale or grant in the future under the Incentive
Plan). The

4,000,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act unless held by "affiliates" of the Company. The remaining 6,294,028 outstanding shares of Common Stock quoted above may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. In addition, beginning 90 days after the date of this Prospectus, holders of vested stock options may sell shares of Common Stock acquired upon due exercise of such options subject to the provisions of Rule 701 under the Securities Act ("Rule 701").

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least one but less than two years, and any affiliate of the Company who has owned shares for at least one year, is entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the outstanding shares of the Company's Common Stock (approximately 102,940 shares immediately after the Offering) or the average weekly trading volume in the Company's Common Stock on Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

     Any employee, officer or director of the Company who purchased his or her shares prior to the date of this Prospectus or holds vested stock options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     The Company and all of its current stockholders holding in the aggregate 6,118,314 shares of Common Stock (5,863,314 shares if the Underwriters' over-allotment option is exercised in full) have agreed not to sell publicly shares of capital stock of the Company for a period of 180 days following the closing date of the Offering without the prior written consent of the Representative. Such stockholders have further agreed that they will not otherwise dispose of any shares of capital stock of the Company unless the person to whom such disposition is made agrees to substantially the same as the foregoing. The Company has further agreed that during such 180-day period it will not sell privately shares of Common Stock unless the price per share received by the Company for such Common Stock is equal to or greater than the initial public offering price. Upon issuance of 647,273 shares of Common Stock reserved for issuance upon the sale of shares to, and exercise of options in the future by, employees under the Existing Plan, such shares will be subject to the same restrictions on resale imposed on the other shares held by members of management described above.

     As soon as practicable after 90 days following the date of this Prospectus, the Company will file a Form S-8 registration statement under the Securities Act to register the shares of Common Stock issuable under the Company's option plans. This registration statement would become effective immediately upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement would be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements applicable to certain options as described in the preceding paragraph.

     The Company, Mr. Grosch, KRG Capital, Apex, Bayview and Argentum are parties to a registration rights agreement dated February 25, 1997 (the "Registration Rights Agreement"). After the Offering, an aggregate of 5,492,186 shares of Common Stock owned or issuable upon exercise of warrants, in the aggregate, by such stockholders will be entitled to certain rights to register such shares ("Registrable Shares") under the Securities Act pursuant to the Registration Rights Agreement. Subject to certain conditions, the registration rights granted with respect to the Common Stock may be exercised by holders of a majority of the outstanding shares of such Registrable Shares. Subject to certain conditions, piggyback registration rights are available at all times for the Registrable Shares.

                                  UNDERWRITING


     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and BancAmerica Robertson Stephens ("Robertson Stephens") are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock that each Underwriter has agreed to purchase as set forth opposite its name below:



                                                                                    NUMBER OF
                                   UNDERWRITERS                                       SHARES
----------------------------------------------------------------------------------  ----------
Donaldson, Lufkin & Jenrette Securities Corporation...............................
BancAmerica Robertson Stephens....................................................

                                                                                     ---------
          Total...................................................................   4,000,000
                                                                                     =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered are subject to approval of certain legal matters by counsel and certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus, and to certain dealers (who may include the Underwriters) at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may reallow,
discounts not in excess of $     per share to any other Underwriter and certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company and certain selling stockholders have granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, net of underwriting discounts and commissions. such option may be exercised at any time until 30 days after the date of this Prospectus. See "Principal Stockholders." To the extent that the Representatives exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     At the Company's request, the Underwriters have reserved up to 200,000 shares for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company in each case as such parties have expressed an interest in purchasing such shares. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company, its officers and directors, certain of its shareholders and certain employees of the Company have agreed, subject to certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of DLJ, on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     The Company has applied to have the Common Stock quoted on Nasdaq under the symbol "WHCP."

     The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


     Under Rule 2720 of the Conduct Rules of the NASD ("Rule 2720"), the Company is considered an affiliate of Robertson Stephens because (i) Robertson Stephens, through its affiliate Bayview Investors, Ltd., may be deemed to beneficially own 10.2% of the preferred equity of the Company and (ii) First Analysis Securities Corporation, one of the Underwriters in the Offering, may be deemed to beneficially own more than 10% of both the Common Stock and the preferred equity of the Company through its affiliates Apex Investment Fund III, L.P., Apex Strategic Partners LLC and Argentum Capital Partners, L.P. See "Certain Relationships and Related Transactions" and "Use of Proceeds." This Offering is being conducted in accordance with Rule 2720 which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, DLJ has assumed the responsibilities of acting as QIU and will recommend a maximum price in compliance with the requirements of Rule 2720. In connection with the Offering, DLJ is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this prospectus forms a part. As compensation for the services of DLJ as QIU, the Company has agreed to pay DLJ $5,000.


                                 LEGAL MATTERS

     The legality of the shares of Common Stock will be passed upon for the Company by Kirkland & Ellis, New York, New York. Lance C. Balk who is a partner of Kirkland & Ellis, as of the date of this Prospectus, holds 9,761 shares of the Company's Common Stock. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of White Cap Industries, Inc. as of March 31, 1997, March 31, 1996 and December 31, 1995; the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of stockholders' equity of White Cap Industries, Inc. for the fiscal year ended March 31, 1997 and the years ended December 31, 1995, December 31, 1994 and for the three months ended March 31, 1996; the financial statements of A-Y Supply, Inc. as of and for the year ended December 31, 1996; and the financial statements of Viking Distributing Co. as of and for the fiscal year ended March 31, 1997 included in this Prospectus and the registration statement of which it is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

     The balance sheet of A-Y Supply, Inc. as of December 31, 1995 and the statements of income, stockholders' equity and cash flows of A-Y Supply, Inc. for the years ended December 31, 1995 and 1994 included in this Prospectus and the registration statement of which it is a part, have been so included in reliance on the reports of Burnett, Umphress & Kilgour, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, (the "Commission") a Registration Statement on Form S-1 under the Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be obtained upon payment of the fees prescribed by the Commission or examined without charge at (i) the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and (ii) the Commission's regional offices located at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Plaza, 14th Floor, New York, New York 10007. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           WHITE CAP INDUSTRIES, INC.


                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY:
Report of Independent Public Accountants............................................     F-2
Consolidated Balance Sheets at December 31, 1995, March 31, 1996, March 31, 1997 and
  June 30, 1997 (unaudited).........................................................     F-3
Consolidated Statements of Operations for the years ended December 31, 1994,
  December 31, 1995, the three months ended March 31, 1996, the year ended March 31,
  1997 and the three months ended June 30, 1996 and 1997 (unaudited)................     F-4
Consolidated Statements of Stockholders' Equity (deficit) for the years ended
  December 31, 1994, December 31, 1995, the three months ended March 31, 1996, the
  year ended March 31, 1997 and the three months ended June 30, 1997 (unaudited)....     F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994,
  December 31, 1995, the three months ended March 31, 1996, the year ended, March
  31, 1997 and for the three months ended June 30, 1996 and 1997 (unaudited)........     F-6
Notes to Consolidated Financial Statements..........................................     F-7

A-Y SUPPLY, INC.
Reports of Independent Public Accountants...........................................    F-18
Balance Sheets as of December 31, 1995 and 1996.....................................    F-19
Statements of Income for the years ended December 31, 1994, 1995 and 1996...........    F-21
Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and
  1996..............................................................................    F-22
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996.......    F-23
Notes to Financial Statements.......................................................    F-24

VIKING DISTRIBUTING CO.:
Report of Independent Public Accountants............................................    F-27
Balance Sheet as of March 31, 1997..................................................    F-28
Statement of Operations for the year ended March 31, 1997...........................    F-29
Statement of Changes in Stockholders' Equity for the year ended March 31, 1997......    F-30
Statement of Cash Flows for the year ended March 31, 1997...........................    F-31
Notes to Financial Statements.......................................................    F-32

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To White Cap Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of WHITE CAP INDUSTRIES, INC. (a Delaware corporation) and subsidiary as of December 31, 1995, March 31, 1996 and March 31, 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1994 and 1995, the three month period ended March 31, 1996 and for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of White Cap Industries, Inc. and subsidiary as of December 31, 1995, March 31, 1996 and March 31, 1997 and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995, the three month period ended March 31, 1996 and for the year ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
August 12, 1997

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS



                                     ASSETS
                                                                              MARCH 31,
                                                        DECEMBER 31,  -------------------------    JUNE 30,
                                                           1995          1996          1997          1997
                                                        -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   297,000   $   205,000   $   214,000   $ 2,882,000
  Accounts receivable, net of allowance for doubtful
    accounts of $270,000, $702,000, $525,000 and
    $812,000 at December 31, 1995, March 31, 1996,
    March 31, 1997 and June 30, 1997, respectively....   11,588,000    11,487,000    19,175,000    27,279,000
  Inventories.........................................   16,337,000    15,786,000    20,426,000    23,029,000
  Prepaid expenses and other..........................      339,000       335,000       441,000       489,000
  Deferred income taxes...............................           --            --       738,000     1,235,000
                                                        -----------   -----------   -----------   -----------
                                                         28,561,000    27,813,000    40,994,000    54,914,000
                                                        -----------   -----------   -----------   -----------
RECEIVABLE FROM STOCKHOLDER...........................      586,000       481,000            --            --
PROPERTY AND EQUIPMENT, net...........................    6,849,000     6,768,000     7,461,000     9,059,000
RENTAL EQUIPMENT, net.................................           --            --       500,000       475,000
INTANGIBLE ASSETS, net................................           --            --    13,205,000    25,982,000
OTHER ASSETS..........................................      196,000       225,000       132,000       212,000
                                                        -----------   -----------   -----------   -----------
                                                        $36,192,000   $35,287,000   $62,292,000   $90,642,000
                                                        ===========   ===========   ===========   ===========

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current portion of long-term debt...................  $   627,000   $   689,000   $ 3,156,000   $ 3,106,000
  Accounts payable....................................   12,894,000    10,422,000    17,162,000    22,299,000
  Accrued liabilities.................................    2,328,000     2,136,000     3,266,000     4,782,000
                                                        -----------   -----------   -----------   -----------
                                                         15,849,000    13,247,000    23,584,000    30,187,000
                                                        -----------   -----------   -----------   -----------
LONG-TERM DEBT, net of current portion................   15,815,000    18,095,000    38,888,000    60,382,000
                                                        -----------   -----------   -----------   -----------
DEFERRED INCOME TAXES.................................           --            --       200,000       189,000
                                                        -----------   -----------   -----------   -----------
SENIOR REDEEMABLE PREFERRED STOCK,
  $.01 par value:
  Designated -- 680,000 shares; issued and
    outstanding -- none at December 31, 1995 and March
    31, 1996; 675,969 at March 31, 1997 and June 30,
    1997..............................................           --            --     2,650,000     2,650,000
                                                        -----------   -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
  (Notes 8, 9, and 10)
STOCKHOLDERS' EQUITY (DEFICIT):
  Convertible Preferred Stock, $.01 par value:
  Designated -- 2,700,000 shares; issued and
    outstanding -- none at December 31, 1995 and March
    31, 1996; 2,180,479 at March 31, 1997 and
    2,240,479 at June 30, 1997........................           --            --     2,250,000     2,256,000
  Common Stock, $.01 par value:
    Authorized -- 10,000,000 shares; issued and
      outstanding -- 4,160 shares at December 31, 1995
      and March 31, 1996; 600,000 at March 31, 1997
      and 652,606 at June 30, 1997 (7,238 and
      1,044,000 and 1,135,534 shares post split,
      respectively)...................................           --            --         6,000        11,000
    Additional paid-in capital........................        4,000         4,000            --            --
    Retained earnings (accumulated deficit)...........    4,524,000     3,941,000    (5,286,000)   (5,033,000)
                                                        -----------   -----------   -----------   -----------
                                                          4,528,000     3,945,000    (3,030,000)   (2,766,000)
                                                        -----------   -----------   -----------   -----------
                                                        $36,192,000   $35,287,000   $62,292,000   $90,642,000
                                                        ===========   ===========   ===========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           YEARS ENDED           THREE MONTHS                      THREE MONTHS ENDED
                                   ---------------------------      ENDED        YEAR ENDED    --------------------------
                                   DECEMBER 31,   DECEMBER 31,    MARCH 31,      MARCH 31,       JUNE 30,      JUNE 30,
                                       1994           1995           1996           1997           1996          1997
                                   ------------   ------------   ------------   ------------   ------------   -----------
                                                                                               (UNAUDITED)    (UNAUDITED)
NET SALES........................  $69,508,000    $77,840,000    $19,511,000    $101,770,000   $23,509,000    $37,311,000
COST OF GOODS SOLD...............   49,420,000     53,961,000     13,627,000     69,740,000     15,992,000    25,848,000
                                   -----------    -----------    -----------    ------------   -----------    -----------
  Gross Profit...................   20,088,000     23,879,000      5,884,000     32,030,000      7,517,000    11,463,000
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES........   17,918,000     20,517,000      5,670,000     27,375,000      6,235,000     9,423,000
                                   -----------    -----------    -----------    ------------   -----------    -----------
  Income from operations.........    2,170,000      3,362,000        214,000      4,655,000      1,282,000     2,040,000
INTEREST EXPENSE, NET............      822,000      1,385,000        442,000      2,273,000        424,000     1,319,000
                                   -----------    -----------    -----------    ------------   -----------    -----------
  Income (loss) before provision
    (benefit) for income taxes...    1,348,000      1,977,000       (228,000)     2,382,000        858,000       721,000
PROVISION (BENEFIT) FOR INCOME
  TAXES..........................       30,000         40,000             --       (414,000)         9,000       318,000
                                   -----------    -----------    -----------    ------------   -----------    -----------
  Net income (loss)..............  $ 1,318,000    $ 1,937,000    $  (228,000)   $ 2,796,000    $   849,000    $  403,000
                                   ===========    ===========    ===========    ============   ===========    ===========
PRO FORMA INFORMATION
(unaudited):
  Historical income (loss) before
    provision (benefit) for
    income taxes.................  $ 1,348,000    $ 1,977,000    $  (228,000)   $ 2,382,000    $   858,000
  Pro forma income tax provision
    (benefit)....................      553,000        811,000        (93,000)       977,000        352,000
                                   -----------    -----------    -----------    ------------   -----------
  Pro forma net income (loss)....  $   795,000    $ 1,166,000    $  (135,000)   $ 1,405,000    $   506,000
                                   ===========    ===========    ===========    ============   ===========
  Pro forma net income (loss) per
    share........................                                               $      0.19                   $     0.03
                                                                                ============                  ===========
  Pro forma weighted average
    shares outstanding...........                                                 7,284,332                    7,398,112
                                                                                ============                  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                    CONVERTIBLE                                             RETAINED
                                  PREFERRED STOCK          COMMON STOCK      ADDITIONAL     EARNINGS
                               ----------------------   ------------------    PAID-IN     (ACCUMULATED
                                SHARES       AMOUNT      SHARES    AMOUNT     CAPITAL       DEFICIT)        TOTAL
                               ---------   ----------   --------   -------   ----------   ------------   -----------
BALANCE, December 31, 1993...         --   $       --      4,160   $    --    $  4,000    $  2,901,000   $ 2,905,000
  Stockholder
     distributions...........         --           --         --        --          --        (584,000)     (584,000)
  Net income.................         --           --         --        --          --       1,318,000     1,318,000
                               ---------    ---------    -------    ------     -------     -----------   -----------
BALANCE, December 31, 1994...         --           --      4,160        --       4,000       3,635,000     3,639,000
  Stockholder
     distributions...........         --           --         --        --          --      (1,048,000)   (1,048,000)
  Net income.................         --           --         --        --          --       1,937,000     1,937,000
                               ---------    ---------    -------    ------     -------     -----------   -----------
BALANCE, December 31, 1995...         --           --      4,160        --       4,000       4,524,000     4,528,000
  Stockholder
     distributions...........         --           --         --        --          --        (355,000)     (355,000)
  Net loss...................         --           --         --        --          --        (228,000)     (228,000)
                               ---------    ---------    -------    ------     -------     -----------   -----------
BALANCE, March 31, 1996......         --           --      4,160        --       4,000       3,941,000     3,945,000
  Recapitalization:
     Stockholder
       distributions.........         --           --         --        --          --      (6,252,000)   (6,252,000)
     Purchase and retirement
       of WCI common stock...         --           --     (4,160)       --      (4,000)     (5,716,000)   (5,720,000)
     Common stock issued.....         --           --    600,000     6,000          --              --         6,000
     Series A-1 convertible
       preferred stock
       issued................  1,496,843    2,250,000         --        --          --              --     2,250,000
     Series A-2 convertible
       preferred stock
       issued................    683,636           --         --        --          --              --            --
  Preferred dividend
     accretion...............         --           --         --        --          --         (55,000)      (55,000)
  Net income.................         --           --         --        --          --       2,796,000     2,796,000
                               ---------    ---------    -------    ------     -------     -----------   -----------
BALANCE, March 31, 1997......  2,180,479    2,250,000    600,000     6,000          --      (5,286,000)   (3,030,000)
  Sale of common stock
     (unaudited).............         --           --     52,606     5,000          --              --         5,000
  Sale of convertible
     preferred stock
     (unaudited).............     60,000        6,000         --        --          --              --         6,000
  Preferred dividend
     accretion (unaudited)...         --           --         --        --          --        (150,000)     (150,000)
  Net income (unaudited).....         --           --         --        --          --         403,000       403,000
                               ---------    ---------    -------    ------     -------     -----------   -----------
  BALANCE, June 30, 1997
     (unaudited).............  2,240,479   $2,256,000    652,606   $11,000    $     --    $ (5,033,000)  $(2,766,000)
                               =========    =========    =======    ======     =======     ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        YEARS ENDED          THREE MONTHS                  THREE MONTHS ENDED
                                                 --------------------------     ENDED      YEAR ENDED   -------------------------
                                                 DECEMBER 31,  DECEMBER 31,   MARCH 31,     MARCH 31,    JUNE 30,      JUNE 30,
                                                     1994          1995          1996         1997         1996          1997
                                                 ------------  ------------  ------------  -----------  -----------  ------------
                                                                                                        (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss)............................. $ 1,318,000   $ 1,937,000   $  (228,000)  $ 2,796,000  $   849,000  $    403,000
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation and amortization...............     811,000     1,109,000       347,000     1,524,000      355,000       687,000
    Gain on disposition of property and
      equipment.................................      (3,000)       (4,000)       (1,000)      (28,000)          --        (1,000)
  Changes in assets and liabilities, net of
    effects from acquisitions:
    (Increase) decrease in accounts
      receivable................................  (2,421,000)   (2,098,000)      100,000    (4,861,000)  (2,087,000)   (3,437,000)
    (Increase) decrease in inventories..........  (5,396,000)   (2,592,000)      551,000    (1,698,000)      79,000     2,674,000
    (Increase) decrease in prepaid expenses.....     294,000      (308,000)      (25,000)      955,000      (72,000)      (75,000)
    Increase in deferred tax asset..............          --            --            --      (738,000)          --        (9,000)
    Increase (decrease) in accounts payable.....   3,562,000     2,969,000    (2,472,000)    5,079,000    3,158,000     2,606,000
    Increase (decrease) in accrued expenses.....   1,008,000       417,000      (181,000)      405,000     (575,000)     (406,000)
    Increase in deferred tax liability..........          --            --            --       200,000           --       (11,000)
                                                  ----------   -----------   -----------   ------------ ------------ -------------
  Net cash provided by (used in) operating......    (827,000)    1,430,000    (1,909,000)    3,634,000    1,707,000     2,431,000
                                                  ----------   -----------   -----------   ------------ ------------ -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..........................  (1,259,000)   (4,525,000)     (266,000)   (2,120,000)    (178,000)     (653,000)
  Proceeds from sale of property and
    equipment...................................          --        15,000         2,000       139,000           --        10,000
  Purchase of A-Y Supply, net of $1,323,000 in
    cash acquired...............................          --            --            --   (16,502,000)          --            --
  Purchase of Viking Distributing Co., net of
    $145,000 in cash acquired...................          --            --            --            --           --   (16,046,000)
  Purchase of Stop Supply, Inc., net of $61,000
    in cash acquired............................          --            --            --            --           --    (3,698,000)
                                                  ----------   -----------   -----------   ------------ ------------ -------------
  Net cash used in investing activities           (1,259,000)   (4,510,000)     (264,000)  (18,483,000)    (178,000)  (20,387,000)
                                                  ----------   -----------   -----------   ------------ ------------ -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowing under line of credit
    agreement...................................   2,812,000     1,871,000     2,397,000       467,000     (747,000)   14,197,000
  Principal payments on notes payable...........    (417,000)     (498,000)     (176,000)           --     (769,000)  (14,173,000)
  Proceeds received from notes payable..........     477,000     3,712,000       121,000    22,235,000           --    20,739,000
  Principal payments on subordinated note
    payable to stockholder......................    (325,000)           --            --            --           --            --
  (Increase) decrease in receivable from
    stockholder.................................          --      (372,000)      105,000       481,000       82,000            --
  Stockholder distributions paid................    (442,000)   (1,483,000)     (366,000)   (6,241,000)          --            --
  Preferred dividend accretion..................          --            --            --       (55,000)          --      (150,000)
  Preferred stock issued........................          --            --            --     4,900,000           --         6,000
  Common stock issued...........................          --            --            --         6,000           --         5,000
  Common stock purchased and retired............          --            --            --    (5,720,000)          --            --
  Increase in deferred finance costs............          --            --            --    (1,215,000)          --            --
                                                  ----------   -----------   -----------   ------------ ------------ -------------
  Net cash provided by (used in) financing
    activities..................................   2,105,000     3,230,000     2,081,000    14,858,000   (1,434,000)   20,624,000
                                                  ----------   -----------   -----------   ------------ ------------ -------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................      19,000       150,000       (92,000)        9,000       95,000     2,668,000
CASH AND CASH EQUIVALENTS, beginning of
  period........................................     128,000       147,000       297,000       205,000      205,000       214,000
                                                  ----------   -----------   -----------   ------------ ------------ -------------
CASH AND CASH EQUIVALENTS, end of period........ $   147,000   $   297,000   $   205,000   $   214,000  $   300,000  $  2,882,000
                                                  ==========   ===========   ===========   ============ ============ =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for --
  Interest...................................... $   902,000   $ 1,455,000   $   455,000   $ 2,451,000  $   446,000  $  1,290,000
                                                  ==========   ===========   ===========   ============ ============ =============
  Income taxes.................................. $    16,000   $    48,000   $        --   $    10,000  $    36,000  $    100,000
                                                  ==========   ===========   ===========   ============ ============ =============

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     The Company acquired various shop equipment under its equipment lease financing arrangements totaling approximately $456,000 and $518,000 during the years ended December 31, 1994 and 1995, respectively.

     During the year ended March 31, 1997 and the three months ended June 30, 1997, the Company acquired all of the outstanding capital stock of A-Y Supply, Inc., Viking Distributing Co. and Stop Supply, Inc. In conjunction with these acquisitions, the following liabilities were assumed:

                                                                                           YEAR ENDED
                                                                                           MARCH 31,           THREE MONTHS ENDED
                                                                                              1997               JUNE 30, 1997
                                                                                      --------------------     ------------------
                                                                                                                  (UNAUDITED)
        Fair value of assets acquired...............................................      $ 20,216,000            $ 24,878,000
        Cash and notes payable exchanged for capital stock..........................       (17,825,000)            (19,538,000)
                                                                                          ------------            ------------
        Liabilities assumed.........................................................      $  3,391,000            $  5,340,000
                                                                                          ============            ============

     In connection with the recapitalization transaction in February 1997, the Company distributed certain property recorded at $284,000 to its shareholder, and the Company's shareholder assumed certain debt totaling $242,000.

  The accompanying notes are an integral part of these consolidated financial statements.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

 1. BUSINESS ORGANIZATION

     White Cap Industries, Inc. (formerly White Cap Holdings, Inc.) ("WCI"), was formed in November 1996 as a Delaware corporation and had no prior operating history. White Cap Industries Corp. (formerly White Cap Industries, Inc. ) ("WCIC") was formed in February 1976 as a California corporation.

     In February 1997, WCI and WCIC completed a transaction whereby the sole shareholder of WCIC exchanged all of the outstanding stock of WCIC for preferred stock of WCI, cash and dividends. This transaction was accounted for as a recapitalization because there was not unilateral change of control of WCIC. Through this recapitalization transaction, WCIC became a wholly owned subsidiary of WCI. The operating results for all periods prior to the recapitalization transaction consist entirely of the historical results of WCIC. Hereinafter WCI and WCIC are collectively referred to as the "Company".

     The Company is a business-to-business retailer of specialty tools and materials to professional contractors throughout the Western United States. At March 31, 1997, the Company's operations consisted of a central distribution center located in Costa Mesa, California and 20 retail stores located in California, Las Vegas, Phoenix, and Denver.

     Effective January 1, 1997, the Company acquired all of the capital stock of A-Y Supply, Inc. (see Note 3). Subsequent to March 31, 1997, the Company acquired Stop Supply, Inc. and Viking Distributing Co., Inc. (see Note 10).

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements and related notes include the accounts of White Cap Industries, Inc. and its wholly owned subsidiary White Cap Industries Corp. All intercompany account balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Concentration of Credit Risk

     The majority of sales are on a credit basis to professional concrete, framing, waterproofing, landscaping, grading, electrical, mechanical and general contractors located throughout the Western United States. Many customers are under-capitalized and generally represent a higher than normal credit risk. In many cases this risk is somewhat mitigated by filing a preliminary notice on materials for specific jobs sites. The Company records an estimated allowance for doubtful accounts and adjusts this estimate periodically based upon historical experience and specific knowledge of a customer's financial condition. No single customer represents more than three percent of the accounts receivable balance shown in the accompanying consolidated balance sheets.

  Inventories

     Inventories are stated at the lower of cost (weighted average, which approximates FIFO) or market and consist primarily of purchased products held for sale.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

  Property and Equipment

     Property and equipment are recorded at cost and depreciated based on the estimated useful lives of depreciable assets using primarily the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives are as follows:

                Building...............................  30 years
                Transportation equipment...............  3 to 10 years
                Machinery and equipment................  2 to 10 years
                Office equipment.......................  3 to 5 years
                                                         Lesser of useful life
                Leasehold improvements.................  or term of lease

     Upon retirement of property and equipment, the asset and accumulated depreciation and amortization accounts are relieved and any gain or loss is reflected in operations. Maintenance costs and repairs are expensed as incurred.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Intangibles Assets

     Intangible assets consist of goodwill, covenant not to compete and deferred financing costs. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations accounted for under the purchase method. Management has evaluated its accounting for goodwill, considering such factors as historical profitability and future undiscounted operating cash flows, and believes that the asset is realizable and that the amortization period is appropriate.

     Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

                Goodwill................  40 years
                Covenant not to compete... Term of the agreement (5 years)
                Deferred financing
                  costs.................  Term of the agreements (5 to 8 years)

  Revenue Recognition

     Revenue from product sales is recognized as orders are picked up by customers or upon delivery to customers. The Company also rents equipment to customers under short-term agreements and such revenue is recognized over the rental period as earned. The Company establishes reserves for estimated customer returns, allowances and discounts at the time the related revenue is recognized.

  Cost of Goods Sold

     Cost of goods sold consists primarily of the purchase cost of the product plus transportation to the Company's facilities. Vendor rebates are recognized on an accrual basis in the period earned as a reduction to cost of goods sold.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

  Income Taxes

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. The statement requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities given the provisions of the enacted tax laws. Prior to the recapitalization transaction completed in February 1997, WCI was taxed as an S Corporation (see Note 6).

  Fair Value of Financial Instruments

     The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value. In addition, the carrying value of all borrowings approximate fair value based on interest rates currently available to the Company.

  Cash Management

     The Company has a cash management program that processes cash receipts and provides for centralized cash disbursements using certain zero-balance accounts. This cash management program may result in negative book cash balances in various zero-balance disbursement accounts. At December 31, 1995, March 31, 1996 and March 31, 1997, such negative cash balances total approximately $2.8 million, $577,000 and $2.7 million, respectively, and are included in accounts payable.

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued SFAS 123 "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company has elected to continue to account for employee stock-based compensation under APB Opinion No. 25 and therefore presents the necessary pro forma disclosures (see Note 8).

  Unaudited Pro Forma Net Income

     Pro Forma net income represents the results of operations adjusted to reflect a provision for income tax on historical income before income taxes, which gives effect to the change in the Company's income tax status to a C Corporation for all periods presented. The difference between the pro forma income tax rates utilized and the federal statutory rate of 34% relates primarily to state income taxes (net of federal benefit) and certain permanent differences.

  Unaudited Pro Forma Net Income Per Share


     Pro forma net income per share has been computed by dividing pro forma net income, net of senior redeemable preferred stock dividends, by the pro forma weighted average number of shares outstanding. In accordance with a regulation of the Securities and Exchange Commission (SEC), such computation includes all common equivalent shares (using the treasury stock method and anticipated initial public offering price) issued twelve months prior to the filing of the initial public offering as if they were outstanding for the entire period presented. Additionally, in accordance with SEC rules, 621,353 shares are included in the pro forma weighted average shares, representing the number of shares necessary to pay the portion of the fiscal 1997 stockholders dividend that exceeded the earnings for such period. Common equivalent shares from convertible stock are included in the calculation as if converted. Further, the pro forma weighted average shares outstanding has been adjusted to reflect a 1.74-for-1 stock split of the common stock which will be effected immediately prior to the consummation of the proposed initial public offering (See Note 10). Actual share amounts have not been adjusted to reflect this split.


     Historical net income per share has not been presented because it is not indicative of the ongoing entity.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

  New Accounting Pronouncements

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". This statement is effective for both interim and annual reporting periods ending after December 15, 1997. SFAS No. 128 replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding. Diluted EPS is computed in the same way as fully diluted EPS, except that the calculation now uses the average share price for the reporting period to compute dilution from options under the treasury stock method. Management does not believe that adoption of this standard will have a significant impact on earnings per share.

     In June 1997, the FASB issued SFAS Nos. 130 and 131 "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information." FASB No. 130 and No 131 are effective for fiscal years beginning after December 15, 1997, with earlier adoption permitted. The Company does not believe that adoption of these standards will have a material effect on the Company.

  Unaudited Quarterly Information

     The accompanying financial information as of June 30, 1997 and for the three months ended June 30, 1996 and 1997 is unaudited and has been prepared on substantially the same basis as the annual financial statements. In the opinion of management, the unaudited information contains all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and results of operations as of such date and for such periods.

3. ACQUISITION OF A-Y SUPPLY, INC.

     Effective January 1, 1997, the Company acquired 100 percent of the outstanding capital stock of A-Y Supply, Inc. ("A-Y") for approximately $16.8 million in cash and notes. The total assets related to this acquisition are $20.2 million, including goodwill of $10.1 million and a covenant not to compete of $1 million. Total liabilities of $3.4 million were assumed. This acquisition was accounted for as a purchase. Accordingly, the results of operations of A-Y are included in the consolidated financial position of the Company beginning on the effective date of the acquisition. In February 1997 A-Y was merged into the Company.

     The following summary, prepared on a pro forma basis, combines the results of operations as if A-Y had been acquired as of the beginning of the fiscal year ended March 31, 1997, after including the impact of adjustments for amortization of intangibles, C Corporation income taxes and interest expense on the acquisition debt.

                Net sales......................................  $123,459,000
                Net income.....................................  $  1,772,000
                Earnings per share.............................  $       0.24
                Pro forma weighted average shares
                  outstanding..................................     7,284,332

     The pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above date, nor are they indicative of future operating results. The pro forma weighted average shares outstanding has been adjusted to reflect a 1.74-for-1 stock split of common stock which will be effected immediately prior to the consummation of the proposed initial public offering (see Note 10).

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

 4. DETAIL OF SELECTED BALANCE SHEET ACCOUNTS

  Property and Equipment

     Property and equipment consists of the following:

                                              DECEMBER 31,     MARCH 31,       MARCH 31,        JUNE 30,
                                                  1995            1996            1997            1997
                                              ------------    ------------    ------------    ------------
    Land and building......................... $   379,000    $     379,000    $    471,000    $    471,000
    Transportation equipment..................   4,708,000        4,813,000       5,233,000       6,513,000
    Machinery and equipment...................   2,143,000        2,164,000       2,474,000       4,341,000
    Office equipment..........................   2,283,000        2,339,000       3,163,000       4,059,000
    Leasehold improvements....................   1,474,000        1,521,000       1,697,000       2,173,000
                                               -----------      -----------     -----------     -----------
                                                10,987,000       11,216,000      13,038,000      17,557,000
    Less -- accumulated depreciation..........  (4,138,000)     (4,448,000)     (5,577,000)     (8,498,000)
                                               -----------      -----------     -----------     -----------
                                               $ 6,849,000     $  6,768,000    $  7,461,000    $  9,059,000
                                               ===========      ===========     ===========     ===========

  Rental Equipment

     Rental equipment consists primarily of construction equipment acquired in connection with the A-Y acquisition and is net of accumulated depreciation of approximately $20,000 and $45,000 at March 31, 1997 and June 30, 1997, respectively.

  Intangible Assets

     Intangible assets consists of the following:

                                                  DECEMBER 31,     MARCH 31,      MARCH 31,          JUNE 30,
                                                      1995           1996           1997               1997
                                                  ------------    -----------    -----------        -----------
Goodwill.......................................... $       --    $        --    $11,124,000        $24,177,000
Covenant not to compete...........................         --             --      1,000,000          1,000,000
Deferred financing costs and other................         --             --      1,215,000          1,125,000
                                                  -----------     -----------    -----------        -----------
                                                           --             --     13,339,000         26,302,000
Less -- accumulated amortization..................         --             --       (134,000)          (320,000)
                                                  -----------     -----------    -----------        -----------
                                                  $        --     $        --    $13,205,000        $25,982,000
                                                  ===========     ===========    ===========        ===========

  Accrued Liabilities

     Accrued liabilities consist of the following:

                                                    DECEMBER 31,    MARCH 31,      MARCH 31,       JUNE 30,
                                                        1995           1996           1997           1997
                                                    ------------    ----------     ----------     ----------
Payroll and payroll related......................... $ 1,330,000     $  600,000     $  979,000     $1,383,000
Sales tax...........................................     551,000        532,000        947,000        998,000
Commissions.........................................     179,000        173,000        327,000        209,000
Other...............................................     268,000        831,000      1,013,000      2,192,000
                                                     -----------     -----------    -----------    ----------
                                                     $ 2,328,000     $2,136,000     $3,266,000     $4,782,000
                                                     ===========     ===========    ===========    ==========

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

 5. LONG-TERM DEBT

     Long-term debt consist of the following:

                                                   DECEMBER
                                                     31,         MARCH 31,      MARCH 31,       JUNE 30,
                                                     1995           1996           1997           1997
                                                  ----------     ----------     ----------     ----------
Senior Loan and Security Agreement:
  Revolving line of credit......................  $11,269,000    $13,666,000    $14,133,000    $28,330,000
  Term Loan.....................................          --             --     12,000,000     11,400,000
Senior Subordinated Investor Notes, at 19.25
  percent, secured by certain assets, maturing
  February 2005.................................          --             --      7,032,000     15,000,000
Subordinated Shareholder Note, interest at 13
  percent, maturing February 2005...............          --             --      1,500,000      1,500,000
Senior Subordinated A-Y Shareholders' Notes,
  interest at 10 percent, maturing March 2000...          --             --      3,000,000      3,000,000
Note payable secured by transportation
  equipment, interest at 8.25 percent, maturing
  August 2005...................................   3,129,000      3,113,000      3,043,000      3,025,000
Other...........................................   2,044,000      2,005,000      1,336,000      1,233,000
                                                  -----------    -----------    -----------    -----------
                                                  16,442,000     18,784,000     42,044,000     63,488,000
    Less -- Current portion.....................    (627,000)      (689,000)    (3,156,000)    (3,106,000)
                                                  -----------    -----------    -----------    -----------
                                                  $15,815,000    $18,095,000    $38,888,000    $60,382,000
                                                  ===========    ===========    ===========    ===========

  Senior Loan and Security Agreement

     The Company has a loan and security agreement (the "Agreement") with certain senior lenders (the "Banks"), which provides a $25 million revolving line of credit and a $12 million term loan. The Agreement expires in February 2002. The revolver bears interest at 1/4 percent over the Bank's prime rate and provides for a Libor option of 2 1/2 percent over the Libor rate. The term loan bears interest at 3/4 percent over the Bank's prime rate and provides for a Libor option of 3 percent over the Libor rate. For the period ended March 31, 1997, the interest rates ranged from 8.1 to 8.75 percent on the revolver and from 8.6 to 9.3 percent on the term loan. Borrowings under the revolver portion of the security agreement are based on advance rates of 85 percent and 65 percent of eligible accounts receivable and inventory, respectively. The Agreement includes financial covenants for net worth, working capital, fixed charge coverage and inventory turnover, among others. This agreement has prepayment penalties associated with early retirement. (See Note 10.)

  Senior Subordinated Investor Notes

     During fiscal 1997, the Company entered into a senior subordinated purchase agreement in an amount of $7 million ("First Closing Note") with an unrelated investor. The agreement also authorizes an additional note in the amount of $3 million ("Second Closing Note"), none of which was outstanding at March 31, 1997. The First Closing Note bears interest at 19.25 percent per annum of which
6.25 percent is deferred. Such deferred interest is payable no later than February 2002. In the event the Company completes an initial public offering or transfers substantially all of the assets of the Company in a consolidation or merger, the Company will be required to prepay the entire principal balance, all accrued but unpaid interest and certain prepayment penalties. (See Note 10). The agreement includes certain financial covenants, as defined. The note is subordinated to the senior debt and A-Y shareholder notes discussed below.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

  Senior Subordinated A-Y Shareholders' Notes

     Under the terms of the A-Y acquisition, the Company entered into three separate subordinated note agreements with the former shareholders of A-Y, aggregating $3 million. These notes are subordinated to the senior debt. The notes may be prepaid at the Company's option without penalty. In the event the Company closes an initial public offering with minimum net proceeds of $15 million, the Company must use any amount over $15 million to prepay the unpaid principal balance and accrued interest on these notes. One of the notes, in the amount of $500,000, contains a non-detachable warrant that allows the holder, in the event of an initial public offering of the Company, to purchase shares of the Company's common stock by converting the note payable (A-Y Warrant). The number of shares issuable upon conversion shall be calculated by dividing the then outstanding principal balance of the note by an amount equal to 75 percent of the fair value of one share of the Company's common stock at the date of exercise. The A-Y Warrant expires the sooner of 20 days after the completion of an initial public offering or February 25, 2000. In the event the warrant is exercised, the excess of the fair value of the stock issued over the balance of the note payable ($167,000) will be charged to interest expense in the period the warrant is exercised.

     Annual maturities of long-term debt as of March 31, 1997 are as follows:

                             YEAR ENDING MARCH 31:
                ------------------------------------------------
                1998............................................  $ 3,156,000
                1999............................................    4,558,000
                2000............................................    4,595,000
                2001............................................    2,787,000
                2002............................................   16,912,000
                Thereafter......................................   10,036,000
                                                                  -----------
                                                                  $42,044,000
                                                                  ===========

 6. INCOME TAXES

     The significant components of the Company's deferred income tax assets (liability) are as follows:

                                                 DECEMBER 31,     MARCH 31,     MARCH 31,
                                                     1995           1996          1997
                                                 ------------     ---------     ---------
        Current deferred tax assets:
          Inventory reserves...................   $                      --     $ 350,000
          Allowance for bad debt...............           --             --       250,000
          Other................................           --             --       138,000
                                                    --------       --------      --------
                                                  $       --      $      --     $ 738,000
                                                    ========       ========      ========
        Long-term deferred tax liability --
          Depreciation.........................   $       --      $      --     $(200,000)
                                                    ========       ========      ========

     Although realization of the above deferred tax assets is not assured, management believes that realization is more likely than not through future taxable earnings.

     Prior to the recapitalization transaction completed in February 1997, the Company was taxed as an S Corporation. Under these provisions, taxable income or loss was included in the personal tax return of the stockholder of WCIC. Therefore, no provision for federal or state income taxes was reflected in the historical financial statements. As an S Corporation, the Company was subject to a minimum franchise tax of $800, or

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

1.5% of taxable income, which is included in the Company's tax provision for the years ended December 31, 1994 and 1995.

     Effective February 26, 1997, the Company terminated its S Corporation status and converted to a C Corporation for both federal and state purposes. As a result of this change in income tax status, the Company recorded an income tax benefit of approximately $500,000 to establish net deferred tax assets during the year ended March 31, 1997. The benefit for income taxes for the year ended March 31, 1997 primarily represents this tax benefit net of C Corporation income taxes.

 7. STOCKHOLDERS' EQUITY

     At March 31, 1997, the authorized capital stock of WCI consists of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 3,380,000 shares of preferred stock has been designated.

  Senior Redeemable Preferred Stock

     In connection with the recapitalization transaction, WCI issued 675,969 of senior redeemable preferred stock (Senior Preferred Stock) in a private placement for an aggregate price of $2,650,000. The Senior Preferred Stock accrues cumulative dividends of eight percent per annum and, in the event of an initial public offering (IPO) or the sale of the Company, has a mandatory redemption feature. The Senior Preferred Stock is redeemable for the stated amount plus accrued dividends (Redemption Price). In the event that WCI does not complete an IPO or sale of the Company, WCI must offer to redeem the Senior Preferred Stock on March 1, 2005 at the Redemption Price. The Senior Preferred Stock has a total liquidation preference of $2,650,000 plus accrued dividends. Accrued dividends of approximately $19,000 are included in accrued liabilities as of March 31, 1997.

  Convertible Preferred Stock


     In connection with the recapitalization transaction, WCI issued 1,496,843 shares (convertible into 2,604,507 shares of Common Stock, post split) of Series A-1 Preferred Stock ("A-1 Preferred") in a private placement for an aggregate purchase price of $2,250,000. In addition, WCI issued 683,636 shares (convertible into 1,189,527 shares of Common Stock, post split) of Series A-2 Preferred Stock ("A-2 Preferred") to WCIC's former shareholder, together with other consideration, in exchange for all outstanding common shares of WCIC.



     The A-1 Preferred and the A-2 Preferred accrue cumulative dividends of approximately $393,000 per year. At the option of the holder, each share of the A-1 and A-2 Preferred can be converted into one share (1.74 shares, post split) of common stock. Such conversion is automatic in the event of an IPO or upon merger or sale of the Company. The conversion rate is subject to adjustment under certain circumstances pursuant to anti-dilution provisions. In addition, the A-2 Preferred is subject to redemption at $.0146 per share if the Company does not attain certain earnings levels during the three cumulative fiscal years ending 1999 and the five cumulative fiscal years ended 2001, as defined. Accrued dividends of approximately $36,000 are included in accrued liabilities as of March 31, 1997.


  Common Stock Warrants


     In connection with the issuance of the Senior Redeemable Preferred Stock, the Company issued warrants to purchase 675,969 shares (1,176,186 shares, post split) of common stock at an exercise price of $0.01 per share ($.006 per share, post split) (estimated fair value). The warrants expire on March 1, 2007.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

 8. EMPLOYEE BENEFIT PLANS

  Employee Stock Option Plan


     On March 19, 1997, the Company adopted the 1997 Long Term Incentive and Stock Option Plan ("the Plan"). The Plan reserves for issuance to employees, members of the board of directors, consultants and independent contractors a maximum of 379,798 shares of the Company's A-1 Preferred or common stock (convertible into 660,849 shares of Common Stock, post split) upon exercise of stock options, stock appreciation rights, and restricted or performance stock awards. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code of 1986) or as nonqualified options. The exercise price is determined by the Compensation Committee and may not be less than 100 percent of the fair market value at the date of grant. For Incentive Stock Options the exercise price for options granted to individuals who own more than ten percent of the total combined voting power of all classes of the stock of the Company shall be 110 percent of the fair value at the date of grant. Each option and award shall expire on the date determined by the Compensation Committee but may not extend beyond ten years for incentive stock options and fifteen years for nonqualified options. Awards under the Plan may be granted through February 1, 2007.



     Options to acquire an aggregate of 348,976 shares of A-1 Preferred (convertible into 607,218 shares of Common Stock, post split) at an exercise price of $4.31 per share were granted to employees on March 31, 1997. The options vest over five years, beginning September 30, 1997 and expire March 31, 2007. At March 31, 1997, a total of 30,822 shares (convertible into 53,630 shares of Common Stock, post split) remain available for future grant under the Plan.


     The Company has adopted the disclosure-only provision of SFAS 123. Accordingly, no compensation cost has been recorded for stock option grants. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards in fiscal 1997 consistent with the provision of SFAS 123, the effect would not have been material for all periods presented.

     The fair value of each A-1 Preferred option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: Dividend yield of zero percent; zero expected volatility; risk-free rate of 6.38 percent; and expected lives of five years. The weighted-average exercise price of the options granted during fiscal 1997 is $4.31 per share and the weighted-average fair value is $1.18 per share.

  401(k) Plan

     The Company maintains a defined contribution benefit plan (the "401(k) Plan") covering substantially all of its employees. Company contributions to the 401(k) Plan are voluntary and at the discretion of the Company. The Company's expense related to the 401(k) Plan totaled $152,000 and $131,000 for the years ended December 31, 1994 and December 31, 1995, $2,000 for the three months ended March 31, 1996 and $99,000 for the year ended March 31, 1997.

  Other


On February 25, 1997 a major shareholder of the Company sold 100,000 shares (convertible into 174,000 shares of Common Stock, post split) of Series A-2 convertible preferred stock to an officer of the Company for the estimated fair value of $.0146 per share. Of the shares, 80,000 (convertible into 139,200 shares of Common Stock, post split) are subject to repurchase by the major shareholder. The repurchase option lapses at a rate of 25% a year for such shares commencing February 25, 1998.

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

 9. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company has entered into operating leases that expire at various dates through 2004. Total rental expense under these operating leases was approximately $1,663,000 and $1,743,000 for the years ended December 31, 1994 and 1995, $443,000 for the three months ended March 31, 1996 and $1,868,000 for the year ended March 31, 1997. Future minimum rentals on these operating leases are as follows:

                YEAR ENDING MARCH 31:
                -------------------------------------------------
                1998.............................................  $1,730,000
                1999.............................................   1,622,000
                2000.............................................   1,560,000
                2001.............................................   1,241,000
                2002.............................................   1,030,000
                Thereafter.......................................   2,236,000
                                                                   ----------
                                                                   $9,419,000
                                                                   ==========

  Employment Agreements/Bonus Plans


     The Company entered into employment agreements with certain key management employees with a minimum term of 5 years. These agreements specify annual base salary levels, incentive bonuses which are payable if the Company attains certain earnings goals, as defined, and severance provisions that range from zero to three years of base compensation. The Company accrues for these bonuses based on management's estimates of achieving such performance goals and has included these amounts in accrued liabilities at March 31, 1997. One employment agreement contains a guaranteed bonus of $1 million which is being accrued over the three year period benefitted. In the event of an initial public offering, this bonus becomes immediately earned. The Company will record the remaining unamortized amount of this bonus in the period the IPO closes ($890,000 at July 1, 1997).


  Loan Guarantee

     The Company leases certain facilities under operating lease agreements with one of the Company's stockholders and the Company currently guarantees the debt of the stockholder related to this property. The stockholder is currently in the process of refinancing this debt and, in management's opinion, the Company will be released as a guarantor when the refinancing is completed.

 10. SUBSEQUENT EVENTS -- (UNAUDITED)

  Acquisitions of Stop Supply, Inc. and Viking Distributing Co., Inc.

     Effective May 1, 1997, the Company acquired the common stock of Stop Supply, Inc. ("Stop") in exchange for approximately $3,275,000 in cash and a warrant exercisable into common stock of the Company at 75 percent of the initial public offering price, up to a maximum of $250,000. Stop currently operates one construction supply store located in Central California. Effective June 25, 1997, the Company acquired the common stock of Viking Distributing Co., Inc. ("Viking") in exchange for approximately $15,750,000 in cash and the assumption of $500,000 of short-term debt. Viking operates three construction supply stores located in Northern California. In connection with these acquisitions, the Company borrowed an additional $8 million under the Senior Subordinated Investor Agreement and approximately $13 million under the Senior Loan and Security Agreement (see Note 5). In connection with these acquisitions the maximum borrowings provided

                   WHITE CAP INDUSTRIES, INC. AND SUBSIDIARY

                (AMOUNTS AND DISCLOSURES AS OF JUNE 30, 1997 AND
        FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997 ARE UNAUDITED)

for under the Company's revolving line of credit was increased to $35 million. The terms of the amended Agreement also provide for seasonal maximum borrowings of $38 million.

  Proposed Public Offering

     Subsequent to March 31, 1997 the Company has proposed the filing of a Form S-1 Registration Statement with the Securities and Exchange Commission to sell common stock to the public. The majority of such proceeds will be used to repay debt. If the Company is successful at completing this offering and repaying the debt, it will incur debt prepayment charges of approximately $7.8 million, which will be charged to operations in the period the debt is repaid. In addition, if the Company is successful at completing this offering, the Company will write off approximately $1.2 million associated with capitalized debt issuance costs.

To the Board of Directors
A-Y SUPPLY, INC.
North Highlands, California

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying balance sheet of A-Y SUPPLY, INC. as of December 31, 1995, and the related statements of income, stockholder's equity and retained earnings and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A-Y SUPPLY INC. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

                                          BURNETT, UMPHRESS & KILGOUR

Rancho Cordova, California
March 1, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To A-Y Supply, Inc.:

     We have audited the accompanying balance sheet of A-Y SUPPLY, INC. (a California corporation) as of December 31, 1996, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of A-Y Supply, Inc. as of December 31, 1995, were audited by other auditors whose report dated March 1, 1996, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A-Y Supply, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                  ARTHUR ANDERSEN LLP

Sacramento, California
January 31, 1997

                                A-Y SUPPLY, INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1996

                                     ASSETS

                                                                         1995           1996
                                                                      ----------     ----------
CURRENT ASSETS:
  Cash..............................................................  $1,387,893     $1,323,206
  Receivables.......................................................   2,415,939      2,776,951
  Inventory.........................................................   1,734,438      2,941,360
  Prepaid expenses..................................................       4,494         22,035
  Property held for sale............................................     824,841             --
  Assets to be distributed to stockholders..........................          --        904,228
                                                                      ----------     ----------
          Total current assets......................................   6,367,605      7,967,780
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated
  depreciation of $765,330, and $703,255 in 1996 and 1995
  respectively......................................................     894,497        903,202
COVENANT NOT TO COMPETE, net of accumulated amortization of $6,612
  and $6,112 in 1996 and 1995, respectively.........................       5,500          5,000
                                                                      ----------     ----------
          Total assets..............................................  $7,267,602     $8,875,982
                                                                      ==========     ==========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable......................................................  $  350,000     $  350,000
  Accounts payable..................................................   1,278,528      1,462,050
  Accrued expenses..................................................     187,694        227,023
  Current maturity of long-term debt................................     107,538        130,466
  Payable to stockholders for assets to be distributed..............          --        904,228
                                                                      ----------     ----------
          Total current liabilities.................................   1,923,760      3,073,767
                                                                      ----------     ----------
LONG-TERM LIABILITIES:
  Long-term debt, net of current maturity...........................     149,218        117,711
  Note payable -- related party.....................................     200,000        200,000
                                                                      ----------     ----------
          Total long-term liabilities...............................     349,218        317,711
                                                                      ----------     ----------
          Total liabilities.........................................   2,272,978      3,391,478
                                                                      ----------     ----------
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 100,000 shares authorized, 348 shares
     issued and outstanding.........................................      34,800         34,800
  Retained earnings.................................................   4,959,824      5,449,704
                                                                      ----------     ----------
          Total stockholders' equity................................   4,994,624      5,484,504
                                                                      ----------     ----------
          Total liabilities and stockholders' equity................  $7,267,602     $8,875,982
                                                                      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                A-Y SUPPLY, INC.

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                         1994            1995            1996
                                                      -----------     -----------     -----------
SALES...............................................  $17,490,588     $21,669,850     $25,708,057
COST OF SALES.......................................   12,471,375      15,446,837      17,319,781
                                                      -----------     -----------     -----------
  Gross profit from sales...........................    5,019,213       6,223,013       8,388,276
EQUIPMENT RENTAL INCOME, net........................      304,664         390,898         367,218
                                                      -----------     -----------     -----------
  Gross profit from operations......................    5,323,877       6,613,911       8,755,494
SELLING EXPENSES....................................    1,917,912       2,160,933       2,534,883
GENERAL AND ADMINISTRATIVE EXPENSES.................    2,415,935       2,488,818       3,147,477
                                                      -----------     -----------     -----------
  Income from operations............................      990,030       1,964,160       3,073,134
WRITEDOWN OF ASSETS TO BE DISTRIBUTED TO FAIR MARKET
  VALUE.............................................           --              --         (61,780)
OTHER INCOME........................................      230,279         160,836         155,446
OTHER EXPENSES......................................      (33,967)        (43,976)       (135,214)
                                                      -----------     -----------     -----------
  Income before provision for taxes.................    1,186,342       2,081,020       3,031,586
PROVISION FOR INCOME TAX............................       17,725          29,821          50,470
                                                      -----------     -----------     -----------
  Net income........................................  $ 1,168,617     $ 2,051,199     $ 2,981,116
                                                      ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                A-Y SUPPLY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                      COMMON STOCK
                                                   ------------------      RETAINED
                                                   SHARES     AMOUNT       EARNINGS        TOTAL
                                                   ------     -------     ----------     ----------
BALANCE AT DECEMBER 31, 1993.....................    348      $34,800     $3,014,422     $3,049,222
  Net Income.....................................     --           --      1,168,617      1,168,617
  Distributions to stockholders..................     --           --       (684,329)      (684,329)
                                                     ---      -------     ----------     ----------
BALANCE AT DECEMBER 31, 1994.....................    348       34,800      3,498,710      3,533,510
  Net Income.....................................     --           --      2,051,199      2,051,199
  Distributions to stockholders..................     --           --       (590,085)      (590,085)
                                                     ---      -------     ----------     ----------
BALANCE AT DECEMBER 31, 1995.....................    348       34,800      4,959,824      4,994,624
  Net Income.....................................     --           --      2,981,116      2,981,116
  Distributions to stockholders..................     --           --     (1,587,008)    (1,587,008)
  Assets to be distributed to stockholders.......     --           --       (904,228)      (904,228)
                                                     ---      -------     ----------     ----------
BALANCE AT DECEMBER 31, 1996.....................    348      $34,800     $5,449,704     $5,484,504
                                                     ===      =======     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                A-Y SUPPLY, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                               1994         1995         1996
                                                            ----------   ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $1,168,617   $2,051,199   $ 2,981,116
  Adjustments to reconcile net income to net cash provided
     by operating activities --
     Depreciation and amortization........................     163,658      189,188       252,553
     Provision for doubtful accounts......................      21,574       32,939        25,460
     Provision for inventory reserve......................          --           --        22,000
     Writedown of assets to fair market value.............          --           --        61,780
  Changes in assets and liabilities --
     Accounts receivable..................................     (69,981)    (623,610)     (386,472)
     Increase (decrease) in inventory.....................      54,919     (145,993)   (1,228,922)
     Prepaid expenses.....................................      14,096       11,222       (17,541)
     Increase (decrease) in accounts payable..............    (260,129)     174,576       189,573
     Accrued expenses.....................................      15,320       48,946        33,278
                                                            ----------   ----------   -----------
          Net cash provided by operating activities.......   1,108,074    1,738,467     1,932,825
                                                            ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for equipment and leasehold
     improvements.........................................    (149,273)    (322,782)     (502,835)
  Proceeds from disposition of equipment..................      36,963       25,590       179,429
  Investment in property held for sale....................    (474,319)    (350,522)      (78,519)
  Proceeds from employees.................................      15,006           92            --
                                                            ----------   ----------   -----------
          Net cash used in investing activities...........    (571,623)    (647,622)     (401,925)
                                                            ----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from new debt..................................     350,000           --       350,000
  Principal payments on debt..............................    (102,994)    (106,936)     (358,579)
  Distributions to stockholders...........................    (684,329)    (590,085)   (1,587,008)
                                                            ----------   ----------   -----------
          Net cash used in financing activities...........    (437,323)    (697,021)   (1,595,587)
                                                            ----------   ----------   -----------
          Net increase (decrease) in cash.................      99,128      393,824       (64,687)
CASH, beginning of year...................................     894,941      994,069     1,387,893
                                                            ----------   ----------   -----------
CASH, end of year.........................................  $  994,069   $1,387,893   $ 1,323,206
                                                            ==========   ==========   ===========
SUPPLEMENTAL DISCLOSURES REGARDING CASH FLOWS:
  Cash paid for --
     Income tax...........................................  $   23,825   $   26,800   $    42,620
                                                            ==========   ==========   ===========
     Interest.............................................  $   53,907   $   60,257   $    56,803
                                                            ==========   ==========   ===========
  Noncash items --
     Assets to be distributed to stockholders.............          --           --   $   904,228
     Automotive equipment purchased through debt..........  $   86,209   $  294,801   $        --
                                                            ==========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                                A-Y SUPPLY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Company's Activities

     A-Y Supply, Inc. (the "Company") is engaged primarily in the wholesale distribution of construction materials and supplies to contractors and the rental and repair of construction equipment. The Company has facilities located in North Highlands, Stockton, San Leandro, Clovia and Santa Rosa, California.

  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Concentration of Credit Risk

     Cash includes amounts deposited in financial institutions in excess of Federal Deposit Insurance Corporation limits.

  Inventory

     Inventory consists of building materials, supplies, tools and equipment which is stated at the lower of cost (determined on the first-in, first-out method) or market.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are recorded at cost and include improvements that significantly add to the asset's productivity or extend its useful life. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of equipment and leasehold improvements, the costs and related depreciation are removed from the accounts, and gain or loss, if any, is reflected in current operations. Rental equipment represents assets held for rental to customers. Depreciation is computed using the straight-line and declining balance method. The estimated useful lives used for calculating depreciation for equipment and leasehold improvements are as follows:

                                                                     LIFE
                                                                 -------------
                Automotive equipment...........................        5 years
                Office equipment...............................    5 - 7 years
                Rental equipment...............................        5 years
                Leasehold improvements.........................   5 - 39 years

  Covenant Not to Compete

     The covenant not to compete is being amortized over 240 months. Amortization expense for the years ended 1996, 1995 and 1994 was $500 and has been included in general and administrative expenses.

  Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, principally long-term debt, approximate their estimated fair values.

                                A-Y SUPPLY, INC.

                               DECEMBER 31, 1996

  Income Taxes

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company passes through the taxable income to its stockholders each year as earned. S corporations doing business in California are subject to a 1.5% California franchise tax on taxable income.

  Reclassifications

     Reclassifications have been made to the 1994 and 1995 financial statements to conform to the 1996 presentation.

 2. SALE TO OUTSIDE INVESTOR

     In an agreement dated December 31, 1996, the stockholders have entered into an agreement to sell the stock of the Company to an outside investor (the "Investor") for agreed upon consideration. The closing purchase price is contingent upon a calculation based upon net current assets (as defined in the agreement) which includes certain audited current assets and current liabilities of the Company as of December 31, 1996.

     Prior to the agreement closing, the stockholders will distribute to themselves assets listed on the 1995 balance sheet as property held for sale and vehicles which are included in 1995 equipment and leasehold improvements. During 1996, these assets were written down to their fair market value and transferred to assets to be distributed to stockholders on the 1996 balance sheet. The related payable, termed payable to stockholders for assets to be distributed, represents the distribution which will be made during 1997.

 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements as of December 31, 1995 and 1996 consist of the following:

                                                             1995           1996
                                                          ----------     ----------
            Automotive equipment........................  $  784,161     $  846,216
            Office equipment............................     174,331        215,200
            Rental equipment............................     513,660        475,267
            Leasehold improvements......................     125,600        131,849
                                                          ----------     ----------
                                                           1,597,752      1,668,532
            Less -- Accumulated depreciation............    (703,255)      (765,330)
                                                          ----------     ----------
                                                          $  894,497     $  903,202
                                                          ==========     ==========

 4. NOTE PAYABLE

     As of December 31, 1995 the note payable consists of a $1,000,000 line of credit with WestAmerica Bank. The line bears interest at prime plus 1.75% per annum, payable monthly and expires on September 30, 1996. The line is secured by inventory, chattel paper, accounts receivable, contract rights and general intangibles. The line of credit is personally guaranteed by the Company stockholders. As of December 31, 1995, there was an outstanding balance of $350,000 on the note.

     As of December 31, 1996, the note payable consists of a $350,000 short-term promissory note with WestAmerica Bank. The note bears interest at the bank's index rate plus .75% per annum, with interest payable monthly. The note expires on May 31, 1997. The note is secured by inventory, chattel paper, accounts receivable, contract rights and general intangibles. The note is personally guaranteed by the Company stockholders.

                                A-Y SUPPLY, INC.

                               DECEMBER 31, 1996

 5. LONG-TERM DEBT

     Long-term debt as of December 31, 1995 and 1996 consists of the following:

                                                                 1995          1996
                                                               ---------     ---------
        Various auto loans, secured by automotive equipment,
          aggregate monthly payments ranging from $481 to
          $1,741, including principal and interest ranging
          from 8.40% to 13.0%, due through October 2000......  $ 256,756     $ 248,177
        Less -- Current maturity.............................   (107,538)     (130,466)
                                                               ---------     ---------
                                                               $ 149,218     $ 117,711
                                                               =========     =========

     Aggregate maturities on long-term debt over the next four years are as follows:

                             YEAR ENDING DECEMBER 31
                --------------------------------------------------
                1997..............................................  $130,466
                1998..............................................    73,842
                1999..............................................    33,351
                2000..............................................    10,518
                                                                    --------
                                                                    $248,177
                                                                    ========

 6. RELATED PARTY TRANSACTIONS

     The note payable-related party represents an unsecured amount due to a relative of the stockholder. Monthly interest payments are made at a rate of 8% per annum. The note will be paid in full as a part of the purchase described in
Note 2.

     The Company leases showroom, office, warehouse and distribution space located in North Highlands, Stockton, San Leandro and Santa Rosa from the stockholders under various informal operating lease agreements. These informal agreements will be finalized prior to the sale described in Note 2.

     Lease expense related to the above operating leases is reported in general and administrative expenses. For the years ended December 31, 1994, 1995 and 1996, these expenses amounted to $298,338, $290,640 and $327,987, respectively.

 7. 401(k) PLAN

     The Company adopted a defined contribution 401(k) plan during the year ended December 31, 1994. The amount contributed by the Company is to be determined annually by the Board of Directors. During the year ended December 31, 1994, 1995, and 1996, the Company contributed approximately $19,927, $24,000 and $33,000 to the plan, respectively. This amount is included in general and administrative expenses.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Viking Distributing Co.:

     We have audited the accompanying balance sheet of Viking Distributing Co. as of March 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Distributing Co. as of March 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP
San Francisco, California,
June 13, 1997

                            VIKING DISTRIBUTING CO.

                       BALANCE SHEET AS OF MARCH 31, 1997

                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................................................  $  145,428
  Accounts receivable, net of allowance for doubtful accounts of $43,000.........   3,939,518
  Inventories....................................................................   3,917,281
  Prepaid expenses...............................................................      17,295
  Deferred taxes.................................................................     487,981
                                                                                   ----------
     Total current assets........................................................   8,507,503
PROPERTY AND EQUIPMENT, net......................................................     943,124
DEPOSITS.........................................................................      28,012
                                                                                   ----------
     Total assets................................................................  $9,478,639
                                                                                   ----------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt...........................................  $  214,140
  Current maturities of obligations under capital leases.........................      33,299
  Accounts payable...............................................................   2,281,603
  Accrued liabilities............................................................   1,169,259
  Income taxes payable...........................................................     343,687
  Sales taxes payable............................................................     246,969
                                                                                   ----------
     Total current liabilities...................................................   4,288,957
                                                                                   ----------
LONG-TERM LIABILITIES:
  Long-term debt, less current maturities........................................     501,828
  Obligations under capital leases, less current maturities......................      90,777
  Deferred rent..................................................................      32,392
                                                                                   ----------
     Total long-term liabilities.................................................     624,997
                                                                                   ----------
     Total liabilities...........................................................   4,913,954
                                                                                   ----------
STOCKHOLDERS' EQUITY:
  Common stock, no par value; 50,000 shares authorized; 33,363 shares issued and
     outstanding.................................................................      51,000
  Retained earnings..............................................................   4,513,685
                                                                                   ----------
     Total stockholders' equity..................................................   4,564,685
                                                                                   ----------
     Total liabilities and stockholders' equity..................................  $9,478,639
                                                                                   ----------

        The accompanying notes are an integral part of these statements.

                            VIKING DISTRIBUTING CO.

                            STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 1997

NET SALES.......................................................................  $35,191,898
COST OF GOODS SOLD..............................................................   24,527,881
                                                                                  -----------
          Gross profit..........................................................   10,664,017
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....................................    9,446,093
                                                                                  -----------
          Income from operations................................................    1,217,924
OTHER EXPENSE: Interest expense, net............................................     (280,175)
                                                                                  -----------
          Income before provision for income taxes..............................      937,749
PROVISION FOR INCOME TAXES......................................................      402,178
                                                                                  -----------
          Net income............................................................  $   535,571
                                                                                  ===========

        The accompanying notes are an integral part of these statements.

                            VIKING DISTRIBUTING CO.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       FOR THE YEAR ENDED MARCH 31, 1997

                                                     COMMON STOCK                          TOTAL
                                                  ------------------      RETAINED      STOCKHOLDERS'
                                                  SHARES     AMOUNT       EARNINGS         EQUITY
                                                  ------     -------     ----------     ------------
BALANCE, MARCH 31, 1996.......................    33,363     $51,000     $3,978,114      $ 4,029,114
  Net income..................................         0           0        535,571          535,571
                                                  ------     -------     ----------       ----------
BALANCE, MARCH 31, 1997.......................    33,363     $51,000     $4,513,685      $ 4,564,685
                                                  ------     -------     ----------       ----------

        The accompanying notes are an integral part of these statements.

                            VIKING DISTRIBUTING CO.

                            STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED MARCH 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................................  $ 535,571
  Adjustments to reconcile net income to net cash provided by operations:
     Depreciation and amortization...............................................    296,316
     Changes in assets and liabilities:
       Accounts receivable, trade................................................   (226,452)
       Deferred taxes............................................................   (374,240)
       Inventory.................................................................   (444,161)
       Prepaid expenses..........................................................     (3,759)
       Accounts payable..........................................................     96,537
       Income taxes payable......................................................    (28,560)
       Deferred rent.............................................................      8,046
       Sales tax payable.........................................................     23,045
       Accrued liabilities.......................................................    712,396
                                                                                   ---------
          Net cash provided by operations........................................    594,739
                                                                                   ---------
CASH FROM INVESTING ACTIVITIES:
  Purchases of property and equipment............................................   (268,776)
                                                                                   ---------
CASH FROM FINANCING ACTIVITIES:
  Repayment on line of credit....................................................   (200,000)
  Payments for long-term debt....................................................    (36,848)
                                                                                   ---------
          Net cash used for financing activities.................................   (236,848)
          Net increase in cash...................................................     89,115
CASH, beginning of year..........................................................     56,313
                                                                                   ---------
CASH, end of year................................................................  $ 145,428
                                                                                   ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest.........................................  $ 260,000
  Cash paid during the year for taxes............................................    485,000

        The accompanying notes are an integral part of these statements.

                            VIKING DISTRIBUTING CO.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1997

 1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

  Operations

     Viking Distributing Co. (the Company) distributes a broad range of professional-grade portable power tools, fasteners, construction equipment and supplies to general contractors, specialty contractors and public agencies. The majority of the Company's sales are in Northern California. The Company is subject to certain risk factors, including, but not limited to, strong competition and the volatility of the construction industry. This volatility can adversely impact the Company's results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires certain estimates be made by management. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents are made up of cash on hand and in the bank.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents that are held by the Company's bank. The Company has not experienced any losses related to its financial instruments.

  Inventories

     Inventories are stated at the lower of cost (weighted average, which approximates first-in, first-out) or market.

  Property and Equipment

     Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the useful lives of assets as follows:

        Trucks and automobiles.........................  5 years
        Furniture and fixtures.........................  7 years
        Machinery and equipment........................  3 to 5 years
                                                         10 years or the life of the lease,
        Leasehold improvements.........................  whichever is shorter

  Revenue Recognition

     Sales are recognized as products are shipped.

  Deferred Rent

     Certain of the Company's leases contain fixed escalations of the minimum annual lease payments during the original term of the lease. The Company recognizes rent expense on a straight-line basis, recording the difference between the rental amount charged to operations and the amount payable under the lease as deferred rent.

                            VIKING DISTRIBUTING CO.

                                 MARCH 31, 1997

  Income Taxes

     The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

 2. PROPERTY AND EQUIPMENT:

     Property and equipment at March 31, 1997, consists of:

            Trucks and automobiles..................................  $   874,533
            Machinery and equipment.................................      603,388
            Leasehold improvements..................................      395,473
            Furniture and fixtures..................................       71,990
                                                                      -----------
                      Total.........................................    1,945,384
            Less: Accumulated depreciation..........................   (1,002,260)
                                                                      -----------
                                                                      $   943,124
                                                                      ===========

     Total depreciation expense for the year ended March 31, 1997, was $296,316. Included in property and equipment are depreciated amounts totaling $150,000 related to assets held under capital leases.

 3. BANK LINE OF CREDIT:

     The Company has a line of credit agreement with a bank to provide for short-term borrowings with interest at a rate of one point over the bank's prime rate (9.50 percent at March 31, 1997). Loan advances of up to $1,000,000 are available. The Company had no borrowings outstanding at March 31, 1997, under this agreement. The outstanding principal is due and payable in full on March 1, 1998.

     The Company is required by the bank to maintain certain financial covenants covering current ratio, tangible net worth, ratio of total liabilities to tangible net worth, and ratio of cash flow to debt service, and requiring profitable operations (all as defined in the agreement) in addition to certain nonfinancial covenants. The Company was in compliance with all of these covenants as of March 31, 1997.

 4. NOTES PAYABLE:

     The Company has the following notes payable at March 31, 1997:

    Notes payable to the principal stockholders of the Company, bearing interest at 12 percent per annum; maturing in June 2001................  $ 150,000
    Notes payable to related parties, collateralized by several of the
      Company's trucks and automobiles, payable in monthly installments, including interest at annual percentage rates ranging from 9 percent to
      9.5 percent and maturing between August 1997 and March 1999............    123,871
    Notes payable to a number of financial institutions, collateralized by several of the Company's trucks and automobiles, payable in monthly installments, including interest at annual percentage rates ranging from 8.75 percent to 10 percent and maturing between December 1997 and
      June 1999..............................................................     87,097

                            VIKING DISTRIBUTING CO.

                                 MARCH 31, 1997

    Note payable to a bank, collateralized by receivables, inventories and equipment, payable in 60 monthly installments of principal of $5,000 plus interest at 1.25 percent above the bank's prime rate (9.5 percent
      at March 31, 1997), maturing on March 1, 2001..........................    240,000
    Note payable to a bank, collateralized by receivables, inventories and equipment, payable in 60 monthly installments of principal of $1,667 plus interest at 1.25 percent above the bank's prime rate (9.5 percent
      at March 31, 1997), maturing on June 15, 2000..........................     65,000
    Note payable to a bank, collateralized by receivables, inventories and equipment, payable in 48 monthly installments of principal of $3,125 plus interest at 1.25 percent above the bank's prime rate (9.5 percent
      at March 31, 1997), maturing on June 15, 1998..........................     50,000
                                                                               ---------
    Notes payable............................................................    715,968
    Less: Current maturities.................................................   (214,140)
                                                                               ---------
    Notes payable, net of current maturities.................................  $ 501,828
                                                                               ---------

     Future minimum debt repayments under the notes payable above are as follows:

                               YEAR ENDED MARCH 31
                --------------------------------------------------
                       1998.......................................  $214,140
                       1999.......................................   164,025
                       2000.......................................   103,573
                       2001.......................................    81,736
                       2002.......................................   152,494
                                                                    --------
                                                                    $715,968
                                                                    ========

 5. LEASES:

     The Company conducts its operations from leased facilities consisting of a main office and warehouse facility and branch sales offices, warehouses and retail stores. All leases are classified as operating leases and all have a five-year term. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased properties.

     The Company also leases certain vehicles and computer equipment under capital leases.

                            VIKING DISTRIBUTING CO.

                                 MARCH 31, 1997

     The future minimum lease payments in the aggregate are as follows:

                          YEAR ENDING MARCH 31                    CAPITAL   OPERATING
        --------------------------------------------------------  -------   ----------
          1998..................................................  $42,974   $  351,278
          1999..................................................   42,974      366,544
          2000..................................................   40,148      307,634
          2001..................................................   22,387       50,047
          2002..................................................    2,974            0
                                                                  -------   ----------
                                                                  151,457   $1,075,503
                                                                             =========
        Less: Amounts allocated to interest.....................   27,381
                                                                  -------
        Present value of net minimum payments...................  124,076
        Less: Current maturities................................   33,299
                                                                  -------
        Long-term capital obligations...........................  $90,777
                                                                  =======

     Total rent expense under building leases was $326,544 for the year ended March 31, 1997.

     The Company is involved in various lawsuits, claims and injuries that are incidental to its business. In the opinion of management, the resolution of these matters will not materially affect the business position, results of operations or liquidity of the Company.

 6. INCOME TAXES:

     The provision for income taxes shown in the accompanying statement of operations is composed of the following for the year ended March 31, 1997:

                Current:
                  Federal........................................  $ 605,605
                  State..........................................    170,813
                                                                   ---------
                                                                     776,418
                                                                   ---------
                Deferred:
                  Federal........................................   (282,875)
                  State..........................................    (91,365)
                                                                   ---------
                                                                    (374,240)
                                                                   ---------
                                                                   $ 402,178
                                                                   =========

     The deferred tax asset reflected in the accompanying balance sheet includes the following at March 31, 1997:

                Deferred taxes:
                  Accrued bonuses.................................  $160,000
                  Accrued vacation and other benefits.............   142,648
                  Accrued profit sharing..........................    62,250
                  State franchise taxes payable...................    11,859
                  Obsolescence reserve............................    21,420
                  Capitalized overheads related to inventory......    45,365
                  Other...........................................    44,439
                                                                    --------
                                                                    $487,981
                                                                    ========

                            VIKING DISTRIBUTING CO.

                                 MARCH 31, 1997

 7. PROFIT-SHARING PLAN:

     The Company operates a profit-sharing plan covering all of its eligible employees. The Company can contribute, at the discretion of the Board of Directors, up to 15 percent of qualified wages to the plan. For the year ended March 31, 1997, the Company declared a contribution of $150,000 to the plan, which is included in accrued liabilities at March 31, 1997.

 8. SUBSEQUENT EVENT:

     During March 1997, the principal stockholders of the Company entered into an agreement to sell all of the Company's stock to an outside investor for an agreed-upon consideration as defined in the agreement. This agreement is expected to close during June 1997. Prior to the closing, the current stockholders will distribute to themselves $400,000 in bonuses which are included in accrued liabilities at March 31, 1997.

                [PHOTOS OF COMPANY'S PRODUCTS AND/OR FACILITIES]

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            -----
Prospectus Summary........................      3
Risk Factors..............................      7
Recent Transactions.......................     11
Use of Proceeds...........................     12
Dividend Policy...........................     12
Dilution..................................     13
Capitalization............................     14
Unaudited Pro Forma Combined Financial
  Data....................................     15
Selected Historical Financial and
  Operating Data..........................     19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     20
Business..................................     27
Management................................     38
Principal and Selling Stockholders........     46
Description of Capital Stock..............     48
Description of Certain Indebtedness.......     50
Certain Relationships and Related
  Transactions............................     51
Shares Eligible for Future Sale...........     52
Underwriting..............................     54
Legal Matters.............................     55
Experts...................................     56
Additional Information....................     56
Index to Financial Statements.............    F-1

                            ------------------------

  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                4,000,000 SHARES

                          [WHITE CAP INDUSTRIES LOGO]
                             [WHITE CAP INDUSTRIES
                                  COLOR LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION


                         BANCAMERICA ROBERTSON STEPHENS

                                            , 1997
======================================================

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:


            SEC registration fee.....................................  $   26,137
            NASD filing fee..........................................      27,850
            Nasdaq National Market original listing fee..............      50,000
            Blue sky fees and expenses (including attorneys' fees and
              expenses)..............................................      60,000
            Printing and engraving expenses..........................     210,000
            Transfer agent's fees and expenses.......................       3,500
            Accounting fees and expenses.............................     300,000
            Legal fees and expenses..................................     310,000
            Miscellaneous expenses...................................     290,000
                                                                       ----------
                      Total..........................................  $1,250,000
                                                                       ==========



     All amounts are estimated except for the SEC registration fee and the NASD filing fee.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     The Company's Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

     In that regard, the Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In February 1997, in connection with its incorporation and initial capitalization, the registrant issued Greg Grosch, its Chief Executive Officer:
(i) a $1.5 million subordinated note, which note is being repaid with the proceeds of the offering made hereby (the "Offering"); (ii) warrants to acquire shares of convertible preferred stock (subsequently exercised by Mr. Grosch), which shares will automatically convert into 68,364 shares of Common Stock upon consummation of the Offering; (iii) 50,000 shares of Common Stock, and (iv) Convertible Preferred Stock which will automatically convert into 1,538,182 shares of Common Stock upon consummation of the Offering. In connection with the incorporation and capitalization transactions described above, (i) shares of redeemable preferred stock and warrants to purchase Common Stock were purchased by three investment funds and (ii) 550,000 shares of Common Stock and Convertible Preferred Stock which will automatically convert into 573,933 shares of Common Stock were issued to KRG Capital Investments II, LLC. Such shares of redeemable preferred stock will be redeemed upon consummation of the Offering. In connection with the registrant's acquisition of Viking Distributing Company, Inc. ("Viking Distributing"), 60,000 shares of Series B Preferred Stock were issued to the former owners of Viking Distributing. Such shares will automatically convert into shares of Common Stock on a share-for-share basis upon consummation of the offering but will remain subject to a repurchase right by the Company if certain performance targets are not achieved for the Northern California operations of the registrant. In connection with the registrant's acquisition of A-Y Supply, Inc. ("A-Y Supply"), a $500,000 subordinated convertible promissory note convertible into a number of shares of Common Stock determined by dividing $500,000 by 75% of the initial offering price per share specified herein was issued to the former owners of A-Y Supply. In connection with the registrant's acquisition of Stop Supply, Inc. ("Stop Supply"), warrants to acquire up to $250,000 of Common Stock at an exercise price equal to 75% of the initial offering price per share specified herein were issued to the former owners of Stop Supply. Each of the foregoing issuances was exempt from registration under Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:


        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
         1.1**     Form of Underwriting Agreement.
         3.1       Form of Restated Certificate of Incorporation of the registrant.
         3.2       Form of Restated Bylaws of the registrant.
         4.1       Form of certificate representing shares of Common Stock, $0.01 par value per share.
         4.2*      Form of Credit Agreement.
         5.1       Opinion and consent of Kirkland & Ellis.
        10.1       Form of Stock Incentive Plan.
        10.2       Form of Employment Agreement by and between White Cap Industries, Corp.
                   (formerly White Cap Industries, Inc.) ("WCI") and Greg Grosch.
        10.3       Form of Employment Agreement by and between WCI and Richard Gagnon.
        10.4**     Employment Agreement by and between WCI and Chris Lane.
        10.5**     Employment Agreement dated as of June 24, 1997 by and between WCI and
                   Michael Monroe.
        10.6**     Employment Agreement dated as of June 24, 1997 by and between WCI and
                   Albert Malatesta.
        10.7       Form of Transaction Advisory Agreement by and among the registrant, WCI and KRG Capital Partners, LLC.
        10.8       Form of Stockholders Agreement among the registrant, KRG Capital Partners,
                   LLC, Greg Grosch and certain other stockholders.
        11.1**     Earnings Per Share.
        21.1**     Subsidiaries of the registrant.
        23.1       Consent of Arthur Andersen LLP.
        23.2       Consent of Burnett, Umphress & Kilgour.
        23.3       Consent of Kirkland & Ellis (included in Exhibit 5.1).
        24.1**     Powers of Attorney
        27.1**     Financial Data Schedule.


---------------

 * To be filed by amendment.

** Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES:


        Schedule II was previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     In addition, the undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California on October 17, 1997.


                                          WHITE CAP HOLDINGS, INC.

                                          By: /s/      GREG GROSCH
                                            ------------------------------------
                                          Name: Greg Grosch
                                          Title: President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on October 16, 1997, by or on behalf of the following persons in the capacities indicated with respect to White Cap Holdings, Inc.:


                  SIGNATURE                                         CAPACITY
---------------------------------------------     --------------------------------------------

               /s/ GREG GROSCH                    Chairman, Chief Executive Officer,
---------------------------------------------     President and Director
                 Greg Grosch                      (principal executive officer)

               /s/ CHRIS LANE                     Chief Financial Officer and Director
---------------------------------------------     (principal accounting and financial officer)
                 Chris Lane

                      *                           Director
---------------------------------------------
                Dan Tsujioka
                      *                           Director
---------------------------------------------
                Mark M. King

                      *                           Director
---------------------------------------------
              James A. Johnson

                      *                           Director
---------------------------------------------
               Bruce L. Rogers

                      *                           Director
---------------------------------------------
            Charles R. Gwirtsman

                      *                           Director
---------------------------------------------
             Charles A. Hamilton

             *By: /s/ CHRIS LANE
---------------------------------------------
                 Chris Lane
              Attorney-in-fact

                                 EXHIBIT INDEX



        NUMBER                                    DESCRIPTION
        ------     --------------------------------------------------------------------------
         1.1**     Form of Underwriting Agreement.
         3.1       Form of Restated Certificate of Incorporation of the registrant.
         3.2       Form of Restated Bylaws of the registrant.
         4.1       Form of certificate representing shares of Common Stock, $0.01 par value per share.
         4.2*      Form of Credit Agreement.
         5.1       Opinion and consent of Kirkland & Ellis.
        10.1       Form of Stock Incentive Plan.
        10.2       Form of Employment Agreement by and between White Cap Industries, Corp.
                   (formerly White Cap Industries, Inc.) ("WCI") and Greg Grosch.
        10.3       Form of Employment Agreement by and between WCI and Richard Gagnon.
        10.4**     Employment Agreement by and between WCI and Chris Lane.
        10.5**     Employment Agreement dated as of June 24, 1997 by and between WCI and
                   Michael Monroe.
        10.6**     Employment Agreement dated as of June 24, 1997 by and between WCI and
                   Albert Malatesta.
        10.7       Form of Transaction Advisory Agreement by and among the registrant, WCI and KRG Capital Partners, LLC.
        10.8       Form of Stockholders Agreement among the registrant, KRG Capital Partners,
                   LLC, Greg Grosch and certain other stockholders.
        11.1**     Earnings Per Share.
        21.1**     Subsidiaries of the registrant.
        23.1       Consent of Arthur Andersen LLP.
        23.2       Consent of Burnett, Umphress & Kilgour.
        23.3       Consent of Kirkland & Ellis (included in Exhibit 5.1).
        24.1**     Powers of Attorney
        27.1**     Financial Data Schedule.


---------------

 * To be filed by amendment.

** Previously filed.